As filed with the Securities and Exchange Commission on July 17, 2020.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Checkmate Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2836	36-4813934
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

245 Main Street, 2nd Floor

Cambridge, MA 02142

(617) 682-3625

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Barry Labinger

Chief Executive Officer

245 Main Street, 2nd Floor

Cambridge, MA 02142

(617) 682-3625

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mitchell Bloom, Esq. Benjamin Marsh, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Kleem Chaudhary, Ph.D. Chief Business Officer 245 Main Street, 2nd Floor Cambridge, MA 02142 (617) 682-3625	Peter N. Handrinos, Esq. Wesley C. Holmes, Esq. Latham & Watkins LLP 200 Clarendon Street Boston, MA 02116 (617) 948-6000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒	Smaller Reporting Company ☒

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.0001 per share	$75,000,000	$9,735

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of shares that the underwriters may purchase pursuant to an option to purchase additional shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated July 17, 2020

PROSPECTUS

         Shares

Common Stock

This is Checkmate Pharmaceuticals, Inc.’s initial public offering. We are selling                  shares of our common stock.

We expect the initial public offering price to be between $                 and $                 per share. Currently, no public market exists for our common stock. After the pricing of the offering, we expect that our common stock will trade on The Nasdaq Global Market under the symbol “CMPI.”

We are an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012 and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 11 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to “Underwriting” beginning on page 179 for additional information regarding the underwriting compensation.

The underwriters may also exercise their option to purchase up to an additional                  shares from us, at the public offering price, less the underwriting discounts and commissions, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2020.

BofA Securities	Jefferies	BMO Capital Markets

BTIG

The date of this prospectus is                     , 2020

We are responsible for the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with any other information other than in this prospectus, and we take no responsibility for, and the underwriters have not taken responsibility for, any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

i

Prospectus Summary

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under the heading “Risk Factors,” and our financial statements and related notes included elsewhere in this prospectus. Unless the context otherwise requires, the terms “Checkmate”, “company,” “our,” “us,” and “we” in this prospectus refer to Checkmate Pharmaceuticals, Inc. and, where appropriate, our subsidiaries.

Overview

We are a clinical-stage biotechnology company focused on developing and commercializing our proprietary technology to harness the power of the immune system to combat cancer. Our product candidate, CMP-001, is a differentiated Toll-like receptor 9, or TLR9, agonist delivered as a biologic virus-like particle, or VLP, utilizing a CpG-A oligonucleotide as a key component. When injected into a tumor, CMP-001 is designed to trigger the body’s innate immune system, thereby altering the tumor microenvironment and directing activated anti-tumor T cells to attack both the injected tumor and also tumors throughout the body. In a clinical trial of CMP-001 in combination with a systemic checkpoint inhibitor, or CPI, in patients whose tumors were unresponsive or no longer responsive to a CPI, we have observed a best overall response rate of 28%, including post-progression responders. We have assembled a strong management team and infrastructure to evaluate CMP-001 across multiple tumor types in combination with other immunotherapy agents. Our founder, Art Krieg, first reported the discovery of immunostimulatory cytosine-phosphate-guanine, or CpG, DNA in 1995, which, combined with the discovery of TLR9, led to the recognition that synthetic CpG-A oligonucleotides have the ability to stimulate the TLR9 receptor for therapeutic purposes. Our goal is to establish CMP-001 as a foundational immuno-oncology therapy that engages the innate immune system to fight cancer and improve outcomes for patients with a broad range of solid tumors.

Many tumors possess mechanisms to evade the immune system. One such evasion mechanism is through the expression of signaling molecules known as checkpoint proteins, which recruit immuno-suppressive cells to the area in and around the tumor. Checkpoint inhibitors, such as antibodies that block programmed death receptor 1, or PD-1, have the ability to reverse this mechanism of evasion, thereby unleashing anti-tumor T cells to destroy tumors. However, except with respect to certain rare tumor types, these therapies are only effective in a minority of patients, as many patients do not have an activated T cell response targeting their tumors. We have observed increased anti-tumor T cell activity in preclinical and clinical studies of the combination of a CPI with an innate immune activator of Type I interferons, or IFN-a, a large subgroup of interferon proteins that help regulate the immune system. Of the many different IFN-a inducers that have been tested in human immune cells, TLR9 agonist CpG-A oligonucleotides have been found to be the most potent in inducing IFN-a. We believe that the distinct mechanism of action of CMP-001, along with its structure as a VLP, can lead to the activation of innate immunity in a way that initiates or restores a systemic adaptive immune response with anti-tumor T cells.

To date, CMP-001 has been studied in more than 200 melanoma patients in clinical trials. Our Phase 1b clinical study has evaluated CMP-001 in subjects with advanced anti-PD-1 refractory melanoma in combination with pembrolizumab and as a monotherapy. In this study, as of June 1, 2020, we have observed a best objective response rate, or ORR, of 28%, including post-progression responders, when CMP-001 was combined with pembrolizumab. Adverse events were generally manageable, consisting primarily of flu-like symptoms and injection site reactions.

We are also supporting an investigator-initiated Phase 2 trial with CMP-001 in combination with nivolumab in the pre-surgery, or neoadjuvant, setting in patients with melanoma not previously treated with PD-1 blockade. Interim data presented at the Society for the Immunotherapy of Cancer on November 5, 2019 have shown a pathological Complete Response, or pCR, rate of 62% and a Major Pathological Response, or MPR, rate of 71%. We believe the results of third party studies that evaluated noeadjuvant PD-1 blockade as a monotherapy or as part of combination therapy with ipilimumab offer valuable insights which support the scientific rationale for the development of CMP-001 in other anti-PD-1 naïve melanoma indications, such as front-line melanoma, which we intend to pursue in future trials. We expect that we will be required to conduct a randomized trial comparing CMP-001 in combination with PD-1 blockade versus PD-1 blockade alone if we pursue marketing authorization in the future in neoadjuvant melanoma. Historical response rates of other TLR9 agonists in the anti-PD-1 naïve front-line metastatic melanoma setting have shown objective response rates ranging from 49 to 76% in combination therapy as compared to an average of only 34 to 40% with PD-1 therapy alone.

Based on the clinical data we have generated to date, including the generally manageable adverse events we have observed, we believe there is an opportunity for CMP-001 to be developed as a differentiated immuno-oncology therapy. On the strength of the clinical results observed in multiple settings of melanoma, we intend to initiate additional trials with CMP-001 in combination with anti-PD-1 antibodies. The following table sets forth the current status of our key currently anticipated clinical trials evaluating CMP-001 in melanoma and head and neck squamous cell carcinoma, or HNSCC:

Our Strategy

Our goal is to become a leading oncology-focused biotechnology company, leveraging our proprietary technology to develop and commercialize transformative treatments to harness the power of the immune system to combat cancer. Key components of our strategy include the following:

•	Advance the clinical development toward marketing authorizations of CMP-001 for the treatment of melanoma

•	Develop CMP-001 for use across other relevant tumor types and indications

•	Maximize the global commercial potential of CMP-001

•	Extend the commercial opportunity of CMP-001 through life cycle management

•

Leverage our proprietary VLP technology to build a development pipeline of other oncology focused product candidates and further supplement our portfolio through collaborations, acquisitions and licensing deals

Our Differentiated Approach

CMP-001 is a potent and highly selective advanced biological construct designed to enter cells associated with solid tumors and activate TLR9 in patients with various types of cancers. In our clinical studies, we have observed anti-tumor activity in patients whose tumors have been previously resistant to CPIs. We believe that the combination of the following key differentiating factors positions CMP-001 as a foundational therapy with potential widespread utility to engage the immune system in patients with a variety of solid tumors. CMP-001:

•	Targets one of the most promising innate immune system signaling pathways

•	Has a unique molecular structure constituting a potentially potent immune activator

•	CpG-A oligonucleotide designed to enable increased immune system activation

•	VLP technology designed to enhance effects of T cells in combination with CPIs

•	Has been associated with generally manageable adverse events to date

•	Has demonstrated compatibility with other treatment modalities

Our Team

Our management team has extensive experience in pharmaceutical and biologic discovery, development and commercialization from their prior roles at biopharmaceutical and biotechnology companies, including Biogen, Coley, Human Genome Sciences, Eli Lilly, Novartis, Pfizer, and Takeda. Since our inception in 2015 and through the date of this prospectus, we have raised $175.0 million from our founding investors and other prominent biotechnology institutional investors, including Sofinnova Investments, venBio Partners, F-Prime Capital, Decheng Capital, Longitude Capital, Novo Holdings, Medixci, Omega Funds, Clough Capital Partners, Sectoral Asset Management, and BrightEdge, the venture investment fund of the American Cancer Society.

Our Market Opportunity

Although remarkable progress has been made in the treatment of cancer with the development of targeted immuno-oncology therapies such as CPIs, only a minority of the patient population is responsive to these therapies. We believe CMP-001 is well-positioned to address these shortcomings and, if successfully developed and approved, to become a new foundational therapy across numerous immuno-oncology treatment regimens. Our initial potential indications for CMP-001 include melanoma and head and neck squamous cell carcinoma, or HNSCC, and we plan to explore opportunities in other solid tumors in the future.

Risks Associated With Our Business

Our ability to implement our business strategy is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in the section entitled “Risk Factors” in this prospectus. These risks include, among others:

•

We are a clinical-stage biopharmaceutical company with a very limited operating history. We have incurred net losses since our inception and anticipate that we will continue to incur substantial and increasing net losses in the foreseeable future. We may never achieve or sustain profitability.

•

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

•

We have never generated any revenue from product sales, and our ability to generate revenue from product sales and become profitable will depend significantly on our success in achieving a number of goals and on other factors.

•

A pandemic, epidemic, or outbreak of an infectious disease, such as the COVID-19 pandemic, may materially and adversely affect our business, including our preclinical studies, clinical trials, third-parties on whom we rely, our supply chain, our ability to raise capital, and our financial results.

•	We are heavily dependent on the success of CMP-001, our only product candidate.

•

We will not be able to commercialize CMP-001 and future product candidates if our preclinical studies do not produce successful results or our clinical trials do not demonstrate the safety and efficacy of CMP-001 and future product candidates.

•

We anticipate that CMP-001 and future product candidates may be evaluated in combination with third-party drugs, and we will have limited or no control over the supply, regulatory status, or regulatory approval of such drugs.

•	CMP-001 is based on a novel approach to the treatment of cancer, which makes it difficult to predict the time and cost of product candidate development.

•

We will not be able to commercialize CMP-001 and future product candidates if our preclinical studies do not produce successful results and our clinical trials do not demonstrate the safety and efficacy of CMP-001 and future product candidates.

•

If we are unable to obtain, maintain and protect our intellectual property rights for our technology and our product candidates, or if our intellectual property rights are inadequate, our competitive position could be harmed.

•

We currently rely on third-party contract manufacturing organizations, or CMOs, for the production of clinical supply of CMP-001 and may rely on CMOs for the production of commercial supply of CMP-001, if approved. This reliance on CMOs increases the risk that we will not have sufficient quantities of such materials, product candidates, or any therapies that we may develop and commercialize, or that such supply will not be available to us at an acceptable cost, which could delay, prevent, or impair our development or commercialization efforts.

•	Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

•

We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

Corporate information

We were incorporated in July 2015 under the laws of the State of Delaware. Our principal executive offices are located at 245 Main Street, 2nd Floor, Cambridge, MA 02142, and our telephone number is (617) 682-3625. Our website address is www.checkmatepharma.com. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of being an emerging growth company and a smaller reporting company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include, among others:

•

being permitted to only two years of audited financial statements in addition to any required unaudited condensed interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	reduced disclosure about our executive compensation arrangements;

•	delayed adoption of certain accounting standards;

•	not being required to hold advisory votes on executive compensation or to obtain stockholder approval of any golden parachute arrangements not previously approved; and

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

We have elected not to “opt out” of the exemption for the delayed adoption of certain accounting standards and, therefore, we will adopt new or revised accounting standards only at the time private companies adopt the new or revised accounting standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than

$700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our future annual reports on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

The Offering

Common stock offered by us	shares

Option to purchase additional shares	We have granted the underwriters an option exercisable for a period of 30 days to purchase up to additional shares of our common stock.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $ million, or $ million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, (i) to fund the completion of a Phase 2 PD-1 refractory melanoma study and supporting studies to enable a potential submission of a Biologics License Application seeking accelerated approval, (ii) to fund the development of CMP-001 in PD-1 nalve front-line melanoma, (iii) to fund the completion of a Phase 2 proof of concept study in head and neck squamous cell carcinoma and (iv) for working capital and general corporate purposes. For a more complete description of our intended use of the proceeds from this offering, see “Use of Proceeds.”

Risk factors	You should carefully read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	“CMPI”.

The number of shares of our common stock to be outstanding after this offering is based on 122,899,229 shares of our common stock outstanding as of June 30, 2020, after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 111,769,550 shares of our common stock immediately prior to the completion of this offering, and excludes:

•

8,023,378 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2020 under our 2015 Stock Option and Grant Plan, or the 2015 Plan, at a weighted-average exercise price of $0.33 per share;

•

1,281,205 shares of common stock reserved for future issuance as of June 30, 2020 under the 2015 Plan, which will cease to be available for issuance at the time that our 2020 Stock Option and Grant Plan, or the 2020 Plan, becomes effective;

•	shares of our common stock that will become available for future issuance under the 2020 Plan, which will become effective in connection with this offering, as well as any future increases,

including annual automatic evergreen increases, in the number of shares of common stock reserved for issuance thereunder; and

•

             shares of our common stock reserved for future issuance under our 2020 Employee Stock Purchase Plan, or ESPP, which will become effective in connection with this offering, as well as any future increases, including annual automatic evergreen increases, in the number of shares of common stock reserved for issuance thereunder.

Our 2020 Plan and ESPP each provide for annual automatic increases in the number of shares reserved thereunder and our 2020 Plan also provides for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2015 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Equity Compensation Plans.”

Unless otherwise indicated, all information in this prospectus assumes or gives effect to the following:

•	the filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws prior to the completion of this offering;

•	a one-for- reverse stock split of our common stock effected on , 2020 and a corresponding adjustment in the ratio at which our redeemable convertible preferred stock will convert into common stock;

•

the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 111,769,550 shares of our common stock immediately prior to the completion of this offering, which includes 3,673,343 shares of our common stock in satisfaction of anti-dilution rights associated with our June 2020 Series C financing;

•	no exercise of the outstanding stock options referred to above; and

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock in this offering.

Summary Financial Data

You should read the following summary financial data together with our financial statements and the related notes appearing elsewhere in this prospectus and the “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the statement of operations data for the years ended December 31, 2018 and 2019 from our audited financial statements appearing elsewhere in this prospectus. We have derived the condensed statement of operations data for the three months ended March 31, 2019 and 2020 and the condensed balance sheet data as of March 31, 2020 from our unaudited condensed interim financial statements appearing elsewhere in this prospectus. The unaudited interim condensed financial statements have been prepared on the same basis as the audited financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the financial information included in those unaudited interim condensed financial statements. Our historical results are not necessarily indicative of the results that may be expected the future, and our results for any interim period are not necessarily indicative of results that may be expected for any full year.

	Year ended December 31,		Three months ended March 31,
	2018	2019	2019	2020
			(unaudited)
	(in thousands, except share and per share data)
Statement of operations data:
Operating expenses:
Research and development	$18,174	$24,254	$6,199	$6,313
General and administrative	2,820	4,635	1,050	1,510

Total operating expenses	20,994	28,889	7,249	7,823
Loss from operations	(20,994)	(28,889)	(7,249)	(7,823)
Other income:
Interest income	180	197	56	22
Change in fair value of series B preferred stock tranche right	—	400	—	—

Total other income	180	597	56	22

Net loss and comprehensive loss	$(20,814)	$(28,292)	$(7,193)	$(7,801)
Reconciliation of net loss attributable to common stockholders:
Net loss	$(20,814)	$(28,292)	$(7,193)	$(7,801)
Accretion of series B preferred stock tranche right liability	—	(700)	—	—
Accretion of issuance costs on redeemable convertible preferred stock	(74)	(97)	(18)	(27)
Accrued dividends on redeemable convertible preferred stock	(4,237)	(5,955)	(1,252)	(1,770)

Net loss attributable to common stockholders	$(25,125)	$(35,044)	$(8,463)	$(9,598)

Weighted average common shares outstanding—basic and diluted	10,354,413	10,843,659	10,465,568	11,129,679

Net loss per share attributable to common stockholders—basic and diluted	$(2.43)	$(3.23)	$(0.81)	$(0.86)

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited) (1)		$(0.43)		$(0.11)

Pro forma weighted average common shares outstanding—basic and diluted (unaudited) (1)		65,348,285		69,183,735

(1)

See Note 10 to our audited financial statements and Note 9 in our unaudited interim condensed financial statements appearing elsewhere in this prospectus for details on the calculation of basic and diluted unaudited pro forma net loss per share attributable to common stockholders.

	As of March 31, 2020
	(in thousands)
	Actual (unaudited)	Pro Forma (2)	Pro Forma as Adjusted (3)
Balance sheet data:
Cash and cash equivalents	$3,908	$88,483
Working capital (1)	65	84,640
Total assets	5,029	89,605
Redeemable convertible preferred stock	106,998	—
Accumulated deficit	(106,934)	(106,934)
Total stockholders’ (deficit) equity	(106,933)	84,640

(1)

We define working capital as current assets less current liabilities. See our financial statements appearing elsewhere in this prospectus for further details regarding our current assets and current liabilities.

(2)

Pro forma balance sheet data give effect to (i) the issuance of $10.0 million of convertible promissory notes in April 2020, (ii) the issuance of 46,828,167 shares of our Series C redeemable convertible preferred stock in June 2020, (iii) the conversion of the convertible promissory notes issued in April 2020 and accrued interest into 6,295,756 shares of Series C redeemable convertible preferred stock in June 2020 and (iv) the automatic conversion of all outstanding shares of redeemable convertible preferred stock into 111,769,550 shares of common stock upon the closing of this offering, which include 3,673,343 shares of our common stock in satisfaction of anti-dilution rights associated with our June 2020 Series C financing.

(3)

The pro forma as adjusted balance sheet data give further effect to the issuance and sale of                  shares of common stock in this offering at an assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, working capital, total assets and total stockholders’ deficit by $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, working capital, total assets and total stockholders’ deficit by $                , assuming no change in the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Risk Factors

Investment in our common stock involves a high degree of risk and uncertainty. You should carefully consider each of the risks and uncertainties described below before you decide to buy our common stock. You should also refer to the other information in this prospectus, including our financial statements and related notes. If any of the following risks and uncertainties materializes, our business, financial condition, liquidity and results of operations could be materially and adversely affected. This could cause the trading price of our common stock to decline, and you could lose all or part of your investment.

Risks related to our financial position and need for additional capital

We are a clinical-stage biopharmaceutical company with a very limited operating history. We have incurred net losses since our inception and anticipate that we will continue to incur substantial and increasing net losses in the foreseeable future. We may never achieve or sustain profitability.

We are a clinical-stage biopharmaceutical company with a limited operating history, and we are early in our development efforts. We have no products approved for commercial sale and have not generated any revenue from product sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain marketing approval and become commercially viable. We have financed our operations to date primarily through the sale of equity securities. Since our inception, most of our resources have been dedicated to the preclinical and clinical development of our CMP-001 program and our virus-like particle, or VLP, technology. To date, no drugs based on our VLP technology have been approved. The size of our future net losses will depend, in part, on our future expenses and our ability to generate revenue, if any.

We are not profitable, have never generated any revenue and have incurred losses in each period since our inception. For the years ended December 31, 2018 and 2019, we reported a net loss of $20.8 million and $28.3 million, respectively, and $7.8 million for the three months ended March 31, 2020. At March 31, 2020, we had an accumulated deficit of $106.9 million. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek marketing approvals for, CMP-001 and future product candidates we may develop.

Even if we succeed in receiving marketing approval for and commercializing CMP-001 or any other product candidate, we will continue to incur substantial research and development and other expenditures to develop and market additional potential indications or products. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity and working capital.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

Our operations have consumed substantial amounts of cash since inception. At March 31, 2020, our cash and cash equivalents were $3.9 million. We expect to continue to spend substantial amounts to continue the clinical and preclinical development of CMP-001 and future product candidates. Accordingly, we will need to obtain substantial additional funds to achieve our business objectives. If we are able to gain marketing approval of any product candidate, we will require significant additional amounts of cash in order to launch and commercialize such product. In addition, other unanticipated costs may arise.

Our future capital requirements depend on many factors, including:

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the scope, progress, results and costs of researching and developing CMP-001 and our VLP technology and future product candidates, and conducting preclinical studies and clinical trials, including our currently anticipated Phase 2 trials for anti-PD-1 refractory melanoma and a randomized Phase 2 trial for front-line melanoma, including any unforeseen costs we may incur as a result of trial delays or other impacts due to the COVID-19 pandemic, discussed below;

•	the timing of, and the costs involved in, obtaining regulatory and marketing approvals for CMP-001 and future product candidates if clinical trials are successful;

•	the success of existing or any future collaborations;

•	the cost of commercialization activities for any approved product, including marketing, sales and distribution costs;

•	the cost of manufacturing CMP-001 and future product candidates for clinical trials;

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our ability to establish and maintain strategic licensing or other arrangements and the financial terms of such agreements, including our license agreement with Kuros Biosciences AG (formerly known as Cytos Biotechnology LTD), or the Kuros License Agreement;

•	the costs involved in preparing, filing, prosecuting, maintaining, expanding, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

•	the timing, receipt, and amount of sales of, or royalties on, our future products, if any; and

•	the emergence of competing cancer therapies and other adverse market developments.

We do not have any committed external source of funds or other support for our development efforts. Until we can generate sufficient product revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements.

Based on our research and development plans, we expect that the net proceeds from this offering, together with our existing cash and cash equivalents and marketable securities, will enable us to fund our planned operating expenses and capital expenditure requirements into                 . We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. In addition, because the design and outcome of our planned and anticipated clinical trials are highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of CMP-001 or any future product candidates.

We have never generated any revenue from product sales, and our ability to generate revenue from product sales and become profitable will depend significantly on our success in achieving a number of goals and on other factors.

We have no products approved for commercial sale, have not generated any revenue from product sales, and do not anticipate generating any revenue from product sales until after we have received marketing approval for the commercial sale of a product candidate, if ever. Our ability to generate revenue and achieve profitability depends significantly on our success in achieving a number of goals, including:

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initiating and completing preclinical and clinical development of CMP-001 and future product candidates, including our currently anticipated Phase 2 trials for anti-PD-1 refractory melanoma and a randomized Phase 2 trial for front-line melanoma;

•	obtaining regulatory and marketing approvals for CMP-001 and future product candidates for which we complete clinical trials;

•	achieving and maintaining compliance with all regulatory requirements applicable to CMP-001 or any other product candidates;

•	establishing and maintaining commercially viable supply and manufacturing relationships with third parties for CMP-001 and future product candidates;

•	launching and commercializing CMP-001, if approved, and future product candidates for which we obtain marketing approvals, either directly or with a collaborator or distributor;

•	obtaining market acceptance of CMP-001, if approved, and future product candidates as viable treatment options by patients, the medical community and third-party payors;

•	addressing any competing technological and market developments;

•	identifying, assessing, acquiring and developing new product candidates;

•	negotiating favorable terms in any collaboration, licensing, or other arrangements into which we may enter;

•	obtaining, maintaining, protecting, and expanding our portfolio of intellectual property rights, including patents, trade secrets, and know-how; and

•	attracting, hiring, and retaining qualified personnel.

Even if CMP-001 or any future product candidates that we develop are approved for commercial sale, we anticipate incurring significant costs associated with commercializing any such product candidate. Our expenses could increase beyond expectations if we are required by the U.S. Food and Drug Administration, or FDA, or comparable foreign regulatory authorities to change our manufacturing processes or assays, or to perform clinical, nonclinical, or other types of studies in addition to those that we currently anticipate.

If we are successful in obtaining regulatory approvals to market CMP-001 or any future product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain marketing approval, the accepted price for the product, the ability to get reimbursement at any price, and whether we own the commercial rights for that territory. If the number of our addressable patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect, the labels for CMP-001 and future product candidates contain significant safety warnings, regulatory authorities impose burdensome or restrictive distribution requirements, or the reasonably accepted patient population for treatment is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved. If we are not able to generate revenue from the sale of any approved products, we could be prevented from or significantly delayed in achieving profitability.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or CMP-001 and future product candidates.

Until such time, if ever, as we can generate substantial drug revenues, we expect to finance our cash needs through a combination of private and public equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that materially adversely affect your rights as a common stockholder. Debt financing, if available, would increase our fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, future revenue streams, research programs or CMP-001 and future product candidates or to grant licenses on terms that may not be favorable to us. Market volatility resulting from the COVID-19 pandemic could also adversely impact our ability to access capital as and when needed. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our drug development or future commercialization efforts or grant rights to develop and market CMP-001 and future product candidates that we would otherwise prefer to develop and market ourselves.

Changes in tax law could adversely affect our business and financial condition.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service, or IRS, and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future.

For example, the Tax Cuts and Jobs Act, or the TCJA, was enacted in 2017 and significantly reformed the Internal Revenue Code of 1986, as amended, or the Code. The TCJA, among other things, contained significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitations on the tax deduction for net interest expense (except for certain small businesses), limitations on the utilization of net operating losses, or NOLs, from taxable years beginning after December 31, 2017, immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modification or repeal of many business deductions and credits.

It cannot be predicted whether, when, in what form or with what effective dates new tax laws may be enacted, or regulations and rulings may be promulgated or issued under existing or new tax laws, which could result in an increase in our or our shareholders’ tax liability or require changes in the manner in which we operate in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2019, we had U.S. federal NOL carryforwards of $80.7 million including $48.1 million which have an indefinite carryforward period and $32.6 million which expire at various dates through 2037. As of December 31, 2019, we had state net operating loss carryforwards of $67.2 million which expire at various dates between 2035 and 2039. As of December 31, 2019, we had federal and state research and development tax credit carryforwards of approximately $4.8 million available to reduce future tax liabilities, which begin to expire in 2031.

Under Sections 382 and 383 of the Code, and certain corresponding provisions of state law, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOL carryforwards or Credits to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a specified testing period. We may have experienced such ownership changes in the past, and we may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside our control. If finalized, Treasury Regulations currently proposed under Section 382 of the Code may further limit our ability to utilize our pre-change NOL carryforwards or Credits if we undergo a future ownership change. In addition, for taxable years beginning after December 31, 2020, the deductibility of federal NOLs generated in taxable years beginning after December 31, 2017 is limited to 80% of our taxable income in such year (after taking into account utilization of NOLs generated in taxable years beginning before January 1, 2018), where taxable income is determined without regard to such NOL deduction itself. Our NOLs or Credits may also be impaired under state law. Accordingly, due to these limitations, we may not be able to utilize a material portion of our NOLs or Credits. Furthermore, our ability to utilize our NOLs or Credits is conditioned upon our attaining profitability and generating U.S. federal and state taxable income. We have incurred significant net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future; and therefore, we do not know whether or when we will generate the U.S. federal or state taxable income necessary to utilize our NOLs or Credits.

A pandemic, epidemic, or outbreak of an infectious disease, such as the COVID-19 pandemic, may materially and adversely affect our business, including our preclinical studies, clinical trials, third parties on whom we rely, our supply chain, our ability to raise capital and our financial results.

We are subject to risks related to the public health crises such as the global pandemic associated with COVID-19, which we refer to as the COVID-19 pandemic. The COVID-19 pandemic originated in Wuhan, China, in December 2019 and has since spread to multiple countries, including the United States and most European countries. The pandemic and government measures taken in response have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred, supply chains have been disrupted, facilities and production have been suspended, and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. In response to the COVID-19 pandemic, we have taken temporary precautionary measures intended to help minimize the risk of the virus to our employees, including temporarily requiring all employees to work remotely, suspending all non-essential travel worldwide for our employees, and discouraging employee attendance at industry events and in-person work-related meetings, which could negatively affect our business. The extent to which the COVID-19 pandemic may impact our preclinical studies or clinical trial operations, as well as our supply chain, will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of the pandemic, the severity of the COVID-19 pandemic, or the effectiveness of actions to contain and treat coronavirus.

The COVID-19 pandemic may also affect employees of third-party contract research organizations, or CROs, located in affected geographies that we rely upon to carry out our clinical trials. For example, a number of CMP-001 ongoing investigator-sponsored studies, including among others, the University of Pittsburgh-sponsored Phase 1/2 clinical trial evaluating CMP-001 in combination with nivolumab in advanced melanoma patients with lymph node disease and the Sheba Medical Center-sponsored Phase 1 trial evaluating CMP-001 in combination with nivolumab, ipilimumab and radiosurgery in subjects with metastatic colorectal cancer with liver metastases, have slowed or ceased enrollment. In addition, Pfizer Inc., or Pfizer, has currently paused enrollment of new patients in the ongoing JAVELIN Phase 2 trial, which may materially delay our plans to initiate a clinical trial evaluating CMP-001 for the treatment of advanced head and neck squamous cell carcinoma, or HNSCC. As COVID-19 continues to spread around the globe, we may experience additional disruptions that could severely impact our business and clinical trials, including:

•	delays or difficulties in enrolling patients in our clinical trials;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

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diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials or absenteeism due to the COVID-19 pandemic that reduces site resources;

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interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical trial subject visits and study procedures, the occurrence of which could affect the integrity of clinical trial data;

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risk that participants enrolled in our clinical trials will acquire the COVID-19 coronavirus while the clinical trial is ongoing, which could impact the results of the clinical trial, including by increasing the number of observed adverse events or patient withdrawals from our trials;

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limitations in employee resources that would otherwise be focused on conducting our clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

•	delays in receiving authorizations from local regulatory authorities to initiate our planned clinical trials;

•	delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials;

•	interruption in global shipping that may affect the transport of clinical trial materials, such as investigational drug product used in our clinical trials;

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changes in local regulations as part of a response to the COVID-19 coronavirus pandemic which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

•	interruptions or delays in preclinical studies due to restricted or limited operations at research and development laboratory facilities;

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delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees; and

•	refusal of the FDA to accept data from clinical trials in affected geographies outside the United States.

Any negative impact COVID-19 has to patient enrollment or treatment or the development of CMP-001 and future product candidates could cause costly delays to clinical trial activities, which could adversely affect our ability to obtain regulatory approval for and to commercialize CMP-001 and future product candidates, if approved, increase our operating expenses, and have a material adverse effect on our financial results. The COVID-19 pandemic has also caused significant volatility in public equity markets and disruptions to the U.S. and global economies. This increased volatility and economic dislocation may make it more difficult for us to raise capital on favorable terms, or at all.

Although we have begun to experience the impact of the COVID-19 pandemic on our business and operations, we cannot currently predict the scope and severity of any potential business shutdowns or disruptions.

If we or any of the third parties with whom we engage, however, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively affected, which could have a material adverse impact on our business and our results of operations and financial condition. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also heighten many of the other risks described in this ‘‘Risk Factors’’ section, such as those relating to the timing and completion of our clinical trials and our ability to obtain future financing.

Risks related to product development

We are heavily dependent on the success of CMP-001, our only product candidate.

We currently have no products that are approved for commercial sale and may never be able to develop marketable products. We expect that a substantial portion of our efforts and expenditures over the next several years will be devoted to our CMP-001 program, which is currently our only product candidate. Accordingly, our business currently depends heavily on the successful development, regulatory approval, and commercialization of CMP-001. We can provide no assurance that CMP-001 will receive regulatory approval or be successfully commercialized even if we receive regulatory approval. If we were required to discontinue development of CMP-001 or if CMP-001 does not receive regulatory approval or fails to achieve significant market acceptance, we would be delayed by many years in our ability to achieve profitability, if ever.

The research, testing, manufacturing, safety, efficacy, recordkeeping, labeling, approval, licensure, sale, marketing, advertising, promotion and distribution of CMP-001 is, and will remain, subject to comprehensive regulation by the FDA and foreign regulatory authorities. Failure to obtain regulatory approval for CMP-001 in the United States, Europe, Japan, China and other major markets around the world will prevent us from commercializing and marketing CMP-001 in such jurisdictions.

Even if we were to successfully obtain approval from the FDA and foreign regulatory authorities for CMP-001, any approval might contain significant limitations related to use, including limitations on the stage or type of cancer CMP-001 is approved to treat, as well as restrictions for specified age groups, warnings, precautions or contraindications, or requirement for a risk evaluation and mitigation strategy, or REMS. Any such limitations or restrictions could similarly impact any supplemental marketing approvals we may obtain for CMP-001. Furthermore, even if we obtain regulatory approval for CMP-001, we will still need to develop a commercial infrastructure or develop relationships with collaborators to commercialize, establish a commercially viable pricing structure and obtain coverage and adequate reimbursement from third-party payors, including government healthcare programs. If we, or any future collaborators, are unable to successfully commercialize CMP-001, we may not be able to generate sufficient revenue to continue our business.

We will not be able to commercialize CMP-001 and future product candidates if our preclinical studies do not produce successful results and our clinical trials do not demonstrate the safety and efficacy of CMP-001 and future product candidates.

We are currently conducting clinical studies with CMP-001 in patients with melanoma, both in combination with certain checkpoint inhibitor, or CPI, immunotherapies and as a monotherapy, and currently anticipate conducting clinical studies evaluating CMP-001 in HNSCC in combination with avelumab and other immunomodulators. CMP-001 and future product candidates that we may develop will require extensive preclinical and clinical trials before we can submit a marketing application to the applicable regulatory authorities. These product candidates are susceptible to the risks of failure inherent at any stage of product development, including the occurrence of unexpected or unacceptable adverse events or the failure to demonstrate efficacy in clinical trials. Clinical development is expensive and can take many years to complete, and its outcome is inherently uncertain.

The results of preclinical studies, preliminary study results, and early clinical trials of CMP-001 and future product candidates may not be predictive of the results of later-stage clinical trials or of the results of clinical trials conducted in other types of cancer or non-cancer indications. Even if early-stage clinical trials are successful, we may need to conduct additional clinical trials of our product candidates in additional patient populations or under different treatment conditions before we are able to seek regulatory approvals from the FDA or other regulatory authorities. CMP-001 and future product candidates may not perform as we expect, and we may be unable to demonstrate to the FDA’s satisfaction that CMP-001 or any future product candidates are safe, pure, and potent, or effective for their desired indications. These setbacks may result in enhanced scrutiny by regulators or institutional review boards, or IRBs, of clinical trials of product candidates, including CMP-001, which could result in regulators or IRBs prohibiting the commencement of clinical trials, requiring additional nonclinical studies as a precondition to commencing clinical trials or imposing restrictions on the design or scope of clinical trials, as well as increasing the costs of trials or limiting the significance of the results of trials. Such setbacks could also adversely impact the desire of investigators to enroll patients in, and the desire of patients to enroll in, clinical trials of our product candidates.

Additionally, some of our trials may be open-label studies, such as our current Phase 1b and the Phase 2 trials, where both the patient and investigator know whether the patient is receiving the investigational product candidate or an existing approved drug, introducing bias in early interpretation of the results. Most typically, open-label clinical trials test only the investigational product candidate and sometimes do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. Therefore, it is possible that positive results observed in open-label trials will not be replicated in later placebo-controlled trials.

We may also experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize CMP-001 and future product candidates, including that:

•	we may fail to reach an agreement with regulators or IRBs regarding the scope, design, or implementation of our clinical trials;

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the FDA, comparable foreign regulators or IRBs may not authorize us or our investigators to commence a clinical trial, to conduct a clinical trial at a prospective trial site or to amend trial protocols, or such regulators or IRBs may require that we modify or amend our clinical trial protocols in ways that make further clinical trials impractical or not financially prudent;

•	we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites or CROs;

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we may be unable to initiate or complete preclinical studies or clinical trials on time or at all due to the impacts of the COVID-19 pandemic, and the spread of COVID-19 may affect the operations of research sites, CROs, IRBs, or key governmental agencies, such as the FDA, which may delay the development of CMP-001 or any future product candidates;

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the supply or quality of raw materials or manufactured product candidates (whether provided by us or third parties) or other materials necessary to conduct clinical trials of our product candidates may be insufficient, inadequate or not available at an acceptable cost, or in a timely manner, or we may experience interruptions in supply;

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the number of patients required for clinical trials of CMP-001 and future product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or be lost to follow-up at a higher rate than we anticipate;

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patients that enroll in our studies may misrepresent their eligibility or may otherwise not comply with the clinical trial protocol, resulting in the need to drop the patients from the study or clinical trial, increase the needed enrollment size for the clinical trial or extend its duration;

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clinical trial participants may elect to participate in alternative clinical trials sponsored by our competitors with product candidates that treat the same indications as CMP-001 and future product candidates;

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our third-party contractors may fail to comply with regulatory requirements or the clinical trial protocol, or meet their contractual obligations to us in a timely manner, or at all, and we may be required to engage in additional clinical trial site monitoring to review our contractors’ performance;

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we, regulators, or IRBs may require that we or our investigators suspend or terminate clinical trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks, undesirable side effects, or other unexpected characteristics of the product candidate, or if such undesirable effects are found to be caused by a chemically or mechanistically similar therapeutic or therapeutic candidate;

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clinical trials of CMP-001 and future product candidates may produce negative or inconclusive results, or our studies may fail to reach the necessary level of statistical significance, and we may decide, or regulators may require us, to conduct additional clinical trials, analyses, reports, data, or preclinical trials or abandon product development programs;

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regulators may revise the requirements for approving our product candidates, or such requirements may not be as we expect or statutes, regulations clinical trial or site policies could be amended or new ones could be adopted;

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the cost of clinical trials of CMP-001 and future product candidates may be greater than we anticipate or we may have insufficient funds or resources to pursue or complete certain aspects of our clinical trial program or to do so within the timeframes we planned;

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we may have insufficient funds to pay the substantial user fees required by the FDA upon the submission of a Biologics License Application, or BLA, or equivalent authorizations from comparable foreign regulatory authorities;

•	we may have delays in adding new investigators or clinical trial sites, or we may experience a withdrawal of clinical trial sites;

•	there may be regulatory questions or disagreements regarding interpretations of data and results, or new information may emerge regarding CMP-001 and future product candidates;

•	the FDA or comparable foreign regulatory authorities may not accept data from studies with clinical trial sites in foreign countries;

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the FDA or comparable foreign regulatory authorities may disagree with our proposed indications, fail to approve or subsequently find fault with the manufacturing processes or our manufacturing facilities for clinical and future commercial supplies, and may take longer than we anticipate to review any regulatory submissions we may make for CMP-001 or any future product candidates;

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the data collected from clinical trials of CMP-001 and future product candidates may not be sufficient for or to the satisfaction of the FDA or comparable foreign regulatory authorities to support the submission of a BLA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

•	we may not be able to demonstrate that a product candidate provides an advantage over current standards of care or current or future competitive therapies in development; and

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regarding trials managed by our existing or any future collaborators, our collaborators may face any of the above issues, and may conduct clinical trials in ways they view as advantageous to them but potentially suboptimal for us.

In addition, disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials. We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by a Data Safety Monitoring Board for such trial or by the FDA or comparable foreign regulatory authorities. For example, Pfizer has currently paused enrollment of new patients in the ongoing JAVELIN Phase 2 trial due to the COVID-19 pandemic, which may materially delay our plans to initiate a clinical trial evaluating CMP-001 for the treatment of HNSCC. A suspension or termination of a trial may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial.

Further, conducting clinical trials in foreign countries, as we may do for CMP-001 or any future product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, and managing both additional administrative burdens associated with foreign regulatory schemes, and the political and economic risks relevant to such foreign countries.

Moreover, principal investigators for our clinical trials serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates. If we experience delays in testing or approvals, our development costs will also increase, and we may not have sufficient funding to complete the testing and approval process for CMP-001 and future product candidates. We may be required to obtain additional funds to complete clinical trials and prepare for possible commercialization of CMP-001 and future product candidates. See “Risks related to our financial position and need for additional capital.” We do not know whether any preclinical tests or clinical trials beyond what we currently have anticipated or planned will be required, will begin as anticipated or planned, will need to be restructured, or will be completed on schedule, or at all. Significant delays relating to any preclinical or clinical trials also could shorten any periods during which we may have the exclusive right to commercialize CMP-001 and future product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize CMP-001 and future product candidates and may harm our business and results of operations. In addition, many of the factors that cause, or lead to, delays in clinical trials may ultimately lead to the denial of marketing approval of CMP-001 and future product candidates. If any of these occur, our business, financial condition, results of operations, stock price and prospects may be materially harmed.

Interim, “top-line,” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary or top-line data from our preclinical studies and clinical trials, based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line data should be viewed with caution until the final data are available.

From time to time, we may also disclose interim data from our preclinical studies and clinical trials. For example, we have reported interim data from our ongoing clinical trials of CMP-001 elsewhere in this prospectus. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our common stock after this offering.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure.

We anticipate that CMP-001 and future product candidates may be evaluated in combination with third-party drugs, and we will have limited or no control over the supply, regulatory status, or regulatory approval of such drugs.

CMP-001 and future product candidates may be evaluated in combination with CPIs and other compounds. In September 2018, we entered into a clinical collaboration with Merck KGaA and Pfizer to evaluate CMP-001 in combination with avelumab. Our ability to develop and ultimately commercialize CMP-001 and future product candidates used in combination with avelumab, pembrolizumab, nivolumab, atezolizumab, ipilimumab or any other CPIs or other compounds will depend on our ability to access such drugs on commercially reasonable terms for the clinical trials and their availability for use with the commercialized product, if approved. We cannot be certain that current or potential future commercial relationships will provide us with a steady supply of such drugs on commercially reasonable terms or at all.

Any failure to maintain or enter into new successful commercial relationships, or inability to source or purchase CPIs or other potential combination agents in the market, may delay our development timelines, increase our costs and jeopardize our ability to develop CMP-001 and future product candidates as potential combination therapies, which may materially harm our business, financial condition, results of operations, stock price and prospects.

Moreover, the development of product candidates for use in combination with another product or product candidate may present challenges that are not encountered when developing single-agent product candidates. For example, the FDA may require us to use more complex clinical trial designs in order to evaluate the contribution of each product and product candidate to any observed effects. During an end-of-Phase 1 meeting held in March 2020 to discuss the planned registration path for CMP-001 in melanoma, the FDA indicated that one single-arm Phase 2 trial may not be sufficient to support accelerated approval of a BLA for CMP-001 for the treatment of anti-PD-1 failure patients with metastatic or unresectable melanoma in combination with pembrolizumab. The FDA also recommended that we conduct a randomized trial in the proposed patient population to evaluate the contribution of each component to the potential treatment effect of the combination. Additionally, following product approval, the FDA may require that products used in conjunction with each other be cross labeled for combined use. To the extent that we do not have rights to the other product, this may require us to work with a third party under terms unfavorable to us to satisfy such a requirement. Moreover, developments related to the other product may impact our clinical trials for the combination as well as our commercial prospects should we receive marketing approval. Such developments may include changes to the other product’s safety or efficacy profile, changes to the availability of the approved product, and changes to the standard of care.

In the event that Merck KGaA, Pfizer or any future collaborator or supplier cannot continue to supply their products on commercially reasonable terms, we would need to identify alternatives for accessing such CPIs. Additionally, should the supply of products from Merck KGaA and Pfizer, or any future collaborator or supplier be interrupted, delayed or otherwise be unavailable to us or our collaborators, our clinical collaborations may be delayed. In the event we are unable to source an alternative supply, or are unable to do so on commercially reasonable terms, our business, financial condition, results of operations, stock price and prospects may be materially harmed.

If we fail to develop additional product candidates, our commercial opportunity could be limited.

We expect initially to focus our resources on the development of CMP-001. Part of our strategy, however, is to pursue clinical development of additional product candidates using our VLP technology. Developing, obtaining marketing approval for, and commercializing any future product candidates will require substantial additional funding beyond the net proceeds of this offering and will be subject to the risks of failure inherent in drug product development. We cannot assure you that we will be able to successfully advance any future product candidates through the development process.

Even if we obtain approval from the FDA or comparable foreign regulatory authorities to market any future product candidates for any indication, we cannot assure you that any such product candidates will be successfully commercialized, widely accepted in the marketplace, or more effective than other commercially available alternatives. If we are unable to successfully develop and commercialize additional product candidates, our commercial opportunity may be limited and our business, financial condition, results of operations, stock price and prospects may be materially harmed.

Difficulty in enrolling patients could delay or prevent clinical trials of CMP-001 and future product candidates. We may find it difficult to enroll patients in our clinical trials or any subsequent trials that we may conduct.

Identifying and qualifying patients to participate in clinical studies of CMP-001 and future product candidates is critical to our success. The timing of completion of our clinical studies depends in part on the speed at which we can recruit patients to participate in testing CMP-001 and future product candidates, and we may experience delays in our clinical trials if we encounter difficulties in enrollment or due to other unforeseen factors such as the impact of the COVID-19 pandemic. For example, a number of ongoing investigator-sponsored studies including, among others, the University of Pittsburgh-sponsored Phase 1b/2 clinical trial evaluating CMP-001 in combination with nivolumab in advanced melanoma patients with lymph node disease, and the Sheba Medical Center-sponsored Phase 1 trial evaluating CMP-001 in combination with nivolumab, ipilimumab and radiosurgery in subjects with metastatic colorectal cancer with liver metastases, could slow or cease enrollment of new subjects as a result of the COVID-19 pandemic. In addition, Pfizer has currently paused enrollment of new patients in the ongoing JAVELIN Phase 2 trial due to the COVID-19 pandemic, which may materially delay our plans to initiate a clinical trial evaluating CMP-001 for the treatment of HNSCC. We may not be able to initiate or continue clinical trials for CMP-001 and future product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States. In particular, because we are initially focused on patients with melanoma and HNSCC, our ability to enroll eligible patients may be limited or may result in slower enrollment than we anticipate. For example, with respect to CMP-001, we cannot be certain of the status of other competitive products in development, whether trial designs and sites for other similar products are more accessible for eligible patients or that we will be able to find enough qualified investigators and sites willing to participate in our trials. In addition, some of our competitors or potential competitors have ongoing clinical trials for product candidates that treat the same indications as CMP-001, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates.

The eligibility criteria of our planned clinical trials will further limit the pool of available study participants as we will require that patients have specific characteristics that we can measure to assure their cancer is at the appropriate level to include them in a study. Additionally, the process of finding patients may prove costly. We also may not be able to identify, recruit and enroll a sufficient number of patients to complete our clinical studies because of the perceived risks or lack of benefits of the product candidate under study, the availability and efficacy of competing therapies and clinical trials, the proximity and availability of clinical study sites for prospective patients, the patient referral practices of physicians or as a result of disruptions caused by the COVID-19 pandemic. If patients are unwilling to participate in our studies for any reason, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of potential products may be delayed. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which may further reduce the number of patients who are available for our clinical trials at such clinical trial sites.

The enrollment of patients further depends on many factors, including:

•	the design of the clinical trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	our ability to obtain and maintain patient consents;

•	reporting of the preliminary results of any of our clinical trials;

•	the ability to monitor patients adequately during and after treatment; and

•	the risk that patients enrolled in clinical trials will drop out of the clinical trials before clinical trial completion.

If we experience delays in the completion of, or termination of, any clinical trial of CMP-001 or any future product candidates, the commercial prospects of CMP-001 or such future product candidates will be harmed, and our ability to generate product revenue from such product candidates could be delayed or prevented.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Due to our limited financial and managerial resources, we must focus on a limited number of research programs and product candidates and on specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future discovery and preclinical development programs and product candidates for specific indications may not yield any commercially viable products.

CMP-001 is based on a novel approach to the treatment of cancer, which makes it difficult to predict the time and cost of product candidate development.

While oncolytic immunotherapies are an emerging class of cancer treatment, they remain a novel approach. We have concentrated all of our research and development efforts on CMP-001, and our future success depends on the successful development of this therapeutic approach. Should we encounter development problems, the FDA and foreign regulatory authorities may refuse to approve CMP-001, or may require additional information, tests, or trials, which could significantly delay product development and significantly increase our development costs. Moreover, even if we are able to provide the requested information or clinical data to the FDA or foreign regulatory authority, there would be no guarantee that the FDA or foreign regulatory authority would accept them or approve CMP-001. We or our contract manufacturing organizations, or CMOs, may also experience delays in developing a sustainable, reproducible and scalable manufacturing process, or developing or qualifying and validating product release assays, other testing and manufacturing methods, and our or their equipment and facilities in a timely manner, which may prevent us from completing our clinical trials or commercializing CMP-001 or future product candidates on a timely or profitable basis, if at all.

In addition, the clinical trial requirements of the FDA and comparable foreign regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of the potential products. The FDA and comparable foreign regulatory authorities have limited experience with the approval of oncolytic immunotherapies, which could lengthen the regulatory review process. Any product candidates that are approved may be subject to extensive post-approval regulatory requirements, including requirements pertaining to manufacturing, distribution, and promotion. We may need to devote significant time and resources to compliance with these requirements which could increase our development costs and delay or prevent commercialization of CMP-001 or any future product candidates.

Risks related to regulatory approval

Even if our development efforts are successful, we may not obtain regulatory approval of CMP-001 or any future product candidates in the United States or other jurisdictions, which would prevent us from commercializing CMP-001 and future product candidates. Even if we obtain regulatory approval for CMP-001 and future product candidates, any such approval may be subject to limitations, including with respect to the approved indications or patient populations, which could impair our ability to successfully commercialize CMP-001 or any future product candidates.

We are not permitted to market or promote or sell CMP-001 or any future product candidates before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approval. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy for that indication. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities and clinical trial sites by, the regulatory authorities. If we do not receive approval from the FDA and comparable foreign regulatory authorities for any of CMP-001 and future product candidates, we will not be able to commercialize such product candidates in the United States or in other jurisdictions. If significant delays in obtaining approval for and commercializing CMP-001 and future product candidates occur in any jurisdictions, our business, financial condition, results of operations, stock price and prospects will be materially harmed. Even if CMP-001 and future product candidates are approved, they may:

•	be subject to limitations on the indicated uses or patient populations for which they may be marketed, distribution restrictions, or other conditions of approval;

•	contain significant safety warnings, including boxed warnings, contraindications, and precautions;

•	not be approved with label statements necessary or desirable for successful commercialization; or

•	contain requirements for costly post-market testing and surveillance, or other requirements, including the submission of a REMS to monitor the safety or efficacy of the products.

We have not previously submitted a BLA to the FDA, or a similar marketing application to comparable foreign regulatory authorities, for CMP-001 or any product candidate, and we can provide no assurance that we will ultimately be successful in obtaining regulatory approval for claims that are necessary or desirable for successful marketing, if at all.

The regulatory approval processes of the FDA and comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. If we are not able to obtain, or experience delays in obtaining, required regulatory approvals, we will not be able to commercialize CMP-001 and future product candidates as expected, and our ability to generate revenue may be materially impaired.

The time required to obtain approval by the FDA and comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. These regulatory requirements may require us to amend our clinical trial protocols, conduct additional preclinical studies or clinical trials that may require regulatory or IRB approval, or otherwise cause delays in obtaining approval or rejection of an application. Any delay in obtaining or failure to obtain required approvals could materially adversely affect our ability to generate revenue from the particular product candidate, which may materially harm our business, financial condition, results of operations, stock price and prospects.

Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. The number and types of preclinical studies and clinical trials that will be required for regulatory approval also varies depending on the product candidate, the disease or condition that the product candidate is designed to address, and the regulations applicable to any particular product candidate. Approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, and there may be varying interpretations of data obtained from preclinical studies or clinical trials, any of which may cause delays or limitations in the approval or a decision not to approve an application. It is possible that CMP-001 and future product candidates will never obtain the appropriate regulatory approvals necessary for us to commence product sales.

If we experience delays in obtaining approval, if we fail to obtain approval of CMP-001 or any future product candidate or if the label for a product candidate does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate, the commercial prospects for such product candidate may be harmed and our ability to generate revenues from that product candidate may be materially impaired.

CMP-001 or future product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any. Serious adverse events or undesirable side effects caused by CMP-001 and future product candidates could cause us, IRBs, and other reviewing entities or regulatory authorities to interrupt, delay, or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. For example, if concerns are raised regarding the safety of a new therapeutic as a result of undesirable side effects identified during clinical or preclinical testing, the FDA or comparable foreign regulatory authority may order us to cease further development, decline to approve the product candidate or issue a letter requesting additional data or information prior to making a final decision regarding whether or not to approve the product candidate. The FDA or comparable foreign regulatory authorities, or IRBs and other reviewing entities, may also require, or we may voluntarily develop, strategies for managing adverse events during clinical development, which could include restrictions on our enrollment criteria, the use of stopping criteria, adjustments to a study’s design, or the monitoring of safety data by a data monitoring committee, among other strategies. For example, patients enrolled in our ongoing clinical trials of CMP-001 have experienced mild to moderate adverse events, consisting mainly of flu-like symptoms and injection site reactions. In response to these adverse events, we have implemented prophylactic measures, including intravenous fluids, antiemetics, and antipryetics. The FDA’s or a comparable foreign regulatory authority’s requests for additional data or information could also result in substantial delays in the approval of CMP-001 and future product candidates.

Further, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of a product candidate may only be uncovered when a significantly larger number of patients are exposed to the product candidate or when patients are exposed for a longer period of time.

Undesirable side effects caused by CMP-001 or any future product candidates could also result in denial of regulatory approval by the FDA or comparable foreign regulatory authorities for any or all targeted indications or the inclusion of unfavorable information in our product labeling, such as limitations on the indicated uses for which the products may be marketed or distributed, a label with significant safety warnings, including boxed warnings, contraindications, and precautions, a label without statements necessary or desirable for successful commercialization, or may result in requirements for costly post-marketing testing and surveillance, or other requirements, including REMS, to monitor the safety or efficacy of the products, and in turn prevent us from commercializing and generating revenues from the sale of CMP-001 and future product candidates. Any such limitations or restrictions could similarly impact any supplemental marketing approvals we may obtain for CMP-001. Undesirable side effects may limit the potential market for any approved products or could result in restrictions on manufacturing processes, the discontinuation of the sales and marketing of the product, or withdrawal of product approvals. We could also be sued and held liable for harm caused to patients, or become subject to fines, injunctions or the imposition of civil or criminal penalties.

If CMP-001 and future product candidates are associated with serious adverse events or undesirable side effects or have properties that are unexpected, we may need to abandon development or limit development of that product candidate to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. The therapeutic-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may materially harm our business, financial condition, results of operations, stock price and prospects.

Changes in product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates are developed through preclinical studies to later-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Any of these changes could cause CMP-001 or any future product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. Such changes may also require additional testing, or notification to, or approval by the FDA or a comparable foreign regulatory authority. This could delay completion of clinical trials, require the conduct of bridging clinical trials or studies, require the repetition of one or more clinical trials, increase clinical trial costs, delay approval of CMP-001 and future product candidates and jeopardize our ability to commence product sales and generate revenue.

Even if CMP-001 or any future product candidates receive regulatory approval, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense and limit how we manufacture and market our products.

Any product candidate for which we may obtain marketing approval will be subject to extensive and ongoing requirements of and review by the FDA and comparable foreign regulatory authorities, including requirements related to the manufacturing processes, post-approval clinical data, labeling, packaging, distribution, adverse event reporting, storage, recordkeeping, export, import, advertising, marketing, and promotional activities for such product. These requirements further include submissions of safety and other post-marketing information, including manufacturing deviations and reports, registration and listing requirements, the payment of annual fees, continued compliance with current good manufacturing practice, or cGMP, requirements relating to manufacturing, quality control, quality assurance, and corresponding maintenance of records and documents, and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval.

The FDA and comparable foreign regulatory authorities will continue to closely monitor the safety profile of any product even after approval. If the FDA or comparable foreign regulatory authorities become aware of new safety information after approval of any of CMP-001 and future product candidates, they may withdraw approval, issue public safety alerts, require labeling changes or establishment of a REMS or similar strategy, impose significant restrictions on a product’s indicated uses or marketing, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. Any such restrictions could limit sales of the product.

We and any of our suppliers or collaborators, including our contract manufacturers, could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMPs and other FDA regulatory requirements. Application holders must further notify the FDA, and depending on the nature of the change, obtain FDA pre-approval for product and manufacturing changes.

In addition, later discovery of previously unknown adverse events or that the product is less effective than previously thought or other problems with any products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements both before and after approval, may yield various negative results, including:

•	restrictions on manufacturing, distribution, or marketing of such products;

•	restrictions on the labeling, including required additional warnings, such as boxed warnings, contraindications, precautions, and restrictions on the approved indication or use;

•	modifications to promotional pieces;

•	issuance of corrective information;

•	requirements to conduct post-marketing studies or other clinical trials;

•	clinical holds or termination of clinical trials;

•	requirements to establish or modify a REMS or similar strategy;

•	changes to the way the product is administered to patients;

•	liability for harm caused to patients or subjects;

•	reputational harm;

•	the product becoming less competitive;

•	warning or untitled letters;

•	suspension of marketing or withdrawal of the products from the market;

•	regulatory authority issuance of safety alerts, Dear Healthcare Provider letters, press releases, or other communications containing warnings or other safety information about the product;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recalls of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of our products;

•	product seizure or detention;

•

FDA debarment, suspension and debarment from government contracts, and refusal of orders under existing government contracts, exclusion from federal healthcare programs, consent decrees, or corporate integrity agreements; or

•	injunctions or the imposition of civil or criminal penalties, including imprisonment.

Any of these events could prevent us from achieving or maintaining market acceptance of any particular product or could substantially increase the costs and expenses of commercializing such product, which in turn could delay or prevent us from generating significant revenues from its marketing and sale. Any of these events could further have other material and adverse effects on our operations and business and could adversely impact our business, financial condition, results of operations, stock price and prospects.

Further, the FDA’s policies or those of comparable foreign regulatory authorities may change and could impose extensive and ongoing regulatory requirements and obligations on any product candidate for which we obtain marketing approval. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and be subject to regulatory enforcement action, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Regulatory approval by the FDA or comparable foreign regulatory authorities is limited to those specific indications and conditions for which approval has been granted, and we may be subject to substantial fines, criminal penalties, injunctions, or other enforcement actions if we are determined to be promoting the use of our products for unapproved or “off-label” uses, or in a manner inconsistent with the approved labeling, resulting in damage to our reputation and business.

We must comply with requirements concerning advertising and promotion for any product candidates for which we obtain marketing approval. Promotional communications with respect to therapeutics are subject to a variety of legal and regulatory restrictions and continuing review by the FDA, Department of Justice, Department of Health and Human Services’ Office of Inspector General, state attorneys general, members of Congress, and the public. When the FDA or comparable foreign regulatory authorities issue regulatory approval for a product candidate, the regulatory approval is limited to those specific uses and indications for which a product is approved. If we are not able to obtain FDA approval for desired uses or indications for CMP-001 and future product candidates, we may not market or promote them for those indications and uses, referred to as off-label uses, and our business, financial condition, results of operations, stock price and prospects will be materially harmed. We also must sufficiently substantiate any claims that we make for any products, including claims comparing those products to other companies’ products, and must abide by the FDA’s strict requirements regarding the content of promotion and advertising.

Physicians may choose to prescribe products for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical trials and approved by the regulatory authorities. Regulatory authorities in the United States generally do not restrict or regulate the behavior of physicians in their choice of treatment within the practice of medicine. Regulatory authorities do, however, restrict communications by biopharmaceutical companies concerning off-label use.

If we are found to have impermissibly promoted any of CMP-001 and future product candidates, we may become subject to significant liability and government fines. The FDA and other agencies actively enforce the laws and regulations regarding product promotion, particularly those prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted a product may be subject to significant sanctions. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

In the United States, engaging in the impermissible promotion of any products, following approval, for off-label uses can also subject us to false claims and other litigation under federal and state statutes. These include fraud and abuse and consumer protection laws, which can lead to civil and criminal penalties and fines, agreements with governmental authorities that materially restrict the manner in which we promote or distribute therapeutic products and conduct our business. These restrictions could include corporate integrity agreements, suspension or exclusion from participation in federal and state healthcare programs, and suspension and debarment from government contracts and refusal of orders under existing government contracts. These False Claims Act lawsuits against manufacturers of drugs and biologics have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements pertaining to certain sales practices and promoting off-label uses. In addition, False Claims Act lawsuits may expose manufacturers to follow-on claims by private payers based on fraudulent marketing practices. This growth in litigation has increased the risk that a biopharmaceutical company will have to defend a false claim action, pay settlement fines or restitution, as well as criminal and civil penalties, agree to comply with burdensome reporting and compliance obligations, and be excluded from Medicare, Medicaid, or other federal and state healthcare programs. If we do not lawfully promote our approved products, if any, we may become subject to such litigation and, if we do not successfully defend against such actions, those actions may have a material adverse effect on our business, financial condition, results of operations, stock price and prospects.

In the United States, the promotion of biopharmaceutical products are subject to additional FDA requirements and restrictions on promotional statements. If, after CMP-001 or any future product candidates obtains marketing approval, the FDA determines that our promotional activities violate its regulations and policies pertaining to product promotion, it could request that we modify our promotional materials or subject us to regulatory or other enforcement actions, including issuance of warning letters or untitled letters, suspension or withdrawal of an approved product from the market, requests for recalls, payment of civil fines, disgorgement of money, imposition of operating restrictions, injunctions or criminal prosecution, and other enforcement actions. Similarly, industry codes in foreign jurisdictions may prohibit companies from engaging in certain promotional activities, and regulatory agencies in various countries may enforce violations of such codes with civil penalties. If we become subject to regulatory and enforcement actions, our business, financial condition, results of operations, stock price and prospects will be materially harmed.

We have received orphan drug designation for CMP-001, and we may in the future seek orphan drug status for additional indications for CMP-001 or for our future product candidates, but we may be unable to obtain such designations or to maintain the benefits associated with orphan drug status, including market exclusivity, which may cause our revenue, if any, to be reduced.

We have received Orphan Drug Designation for CMP-001 for Stage IIb-IV melanoma in the U.S., and we may seek Orphan Drug Designation for future product candidates. Regulatory authorities in some jurisdictions, including the U.S. and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the U.S., or a patient population of greater than 200,000 individuals in the United States, but for which there is no reasonable expectation that the cost of developing the drug or biologic will be recovered from sales in the United States.

In the United States, orphan designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In addition, if a product with an Orphan Drug Designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same drug for that time period.

The applicable period is seven years in the U.S. and ten years in the European Union. The exclusivity period in the European Union can be reduced to six years if a drug no longer meets the criteria for Orphan Drug Designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan Drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Even if we obtain Orphan Drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because competing drugs containing a different active ingredient can be approved for the same condition. In addition, even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. Orphan Drug Designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

We may seek a Fast Track designation by the FDA for CMP-001 or any future product candidates, but such designation may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that CMP-001 and future product candidates will receive marketing approval.

If a drug is intended for the treatment of a serious or life-threatening condition and nonclinical or clinical data demonstrate the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA Fast Track designation for a particular indication. We may seek Fast Track designation for CMP-001 or for our future product candidates, but there is no assurance that the FDA will grant this designation to any of our product candidates. Marketing applications filed by sponsors of products receiving Fast Track designation may qualify for priority review under the policies and procedures offered by the FDA, but the Fast Track designation alone does not assure qualification for priority review. The FDA has broad discretion whether or not to grant Fast Track designation, so even if we believe a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if we do receive Fast Track designation, we may not experience a faster development, regulatory review or approval process compared to conventional FDA procedures, and receiving a Fast Track designation does not provide assurance of ultimate FDA approval or that approval will be granted in any particular time frame. In addition, the FDA may withdraw Fast Track designation at any time if it believes that the designation is no longer supported by data from our clinical development program or that the relevant criteria are no longer met.

We may attempt to secure approval from the FDA through the use of the accelerated approval pathway by the FDA. If we are unable to obtain such approval, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA may seek to withdraw accelerated approval.

We currently intend to seek approval of CMP-001 for the treatment of refractory melanoma and front-line melanoma, and may seek approval of future product candidates, under the FDA’s accelerated approval pathway. A product may be eligible for accelerated approval if it is designed to treat a serious or life-threatening disease or condition and generally provides a meaningful advantage over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verity and describe the drug’s clinical benefit. If the sponsor fails to conduct such studies in a timely manner, or if such post-approval studies fail to verify the drug’s predicted clinical benefit, the FDA may withdraw its approval of the drug on an expedited basis.

Prior to seeking accelerated approval for CMP-001 or future product candidates, we would intend to seek feedback from the FDA and will otherwise evaluate our ability to seek and receive accelerated approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit a BLA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent FDA feedback we will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if we initially decide to do so. Furthermore, if we decide to submit an application for accelerated approval or receive an expedited regulatory designation for our product candidates, there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA or other comparable foreign regulatory authorities could also require us to conduct further studies prior to considering our application or granting approval of any type. Specifically, during an end-of-Phase 1 meeting held in March 2020 to discuss our plans for a registration path for CMP-001 in melanoma, the FDA indicated that one single-arm Phase 2 trial may be unlikely to support accelerated approval of a BLA for CMP-001 for the treatment of anti-PD-1 refractory patients with metastatic or unresectable melanoma in combination with pembrolizumab, and recommended that we conduct a randomized trial in the proposed patient population to evaluate the contribution of each component to the potential treatment effect of the combination. A failure to obtain accelerated approval or any other form of expedited development, review or approval for our product candidate would result in a longer time period to commercialization of such product candidate, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace.

Obtaining and maintaining regulatory approval of CMP-001 or any future product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of CMP-001 or any future product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of CMP-001 or any future product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials, as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets or receive applicable marketing approvals, our target markets will be reduced and our ability to realize the full market potential of CMP-001 or any future product candidates will be harmed.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, or approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA and other government agencies to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other government agencies may also slow the time necessary for new drugs, medical devices and biologics or modifications to cleared or approved drugs, medical devices and biologics to be reviewed and approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities and products, and subsequently, on March 18, 2020, the FDA announced its intention to temporarily postpone routine surveillance inspections of domestic manufacturing facilities. In addition, on April 16, 2020, the FDA announced that although its New Drug Program was continuing to meet program user fee performance goals, due to many agency staff working on COVID-19 activities it was possible that the FDA would not be able to sustain its current level of performance. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Risks related to commercialization

If we are unable to successfully commercialize CMP-001 or any product candidate for which we receive regulatory approval, or experience significant delays in doing so, our business will be materially harmed.

If we are successful in obtaining marketing approval from applicable regulatory authorities for CMP-001 or any future product candidates, our ability to generate revenues from CMP-001 or any future product candidates will depend on our success in:

•	launching commercial sales of CMP-001 and future product candidates, whether alone or in collaboration with others;

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receiving an approved label with claims that are necessary or desirable for successful marketing, and that does not contain safety or other limitations that would impede our ability to market CMP-001 or any future product candidates;

•	creating market demand for our product candidates through marketing, sales and promotion activities;

•	hiring, training, and deploying a sales force or contracting with third parties to commercialize CMP-001 or any future product candidates in the United States;

•	manufacturing, either on our own or through third parties, product candidates in sufficient quantities and at acceptable quality and cost to meet commercial demand at launch and thereafter;

•	establishing and maintaining agreements with wholesalers, distributors, and group purchasing organizations on commercially reasonable terms;

•	creating partnerships with, or offering licenses to, third parties to promote and sell product candidates in foreign markets where we receive marketing approval;

•	maintaining patent and trade secret protection and regulatory exclusivity for CMP-001 or any future product candidates;

•	achieving market acceptance of CMP-001 or any future product candidates by patients, the medical community, and third-party payors;

•	achieving appropriate reimbursement for CMP-001 or any future product candidates;

•	effectively competing with other therapies; and

•	maintaining an acceptable tolerability profile of CMP-001 or any future product candidates following launch.

To the extent we are not able to do any of the foregoing, our business, financial condition, results of operations, stock price and prospects will be materially harmed.

We face significant competition from other biopharmaceutical and biotechnology companies, academic institutions, government agencies, and other research organizations, which may result in others discovering, developing or commercializing products more quickly or marketing them more successfully than us. If their product candidates are shown to be safer or more effective than ours, our commercial opportunity may be reduced or eliminated.

The development and commercialization of cancer immunotherapy products is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary rights. We face competition with respect to CMP-001, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major biopharmaceutical companies, specialty biopharmaceutical companies, and biotechnology companies worldwide. There are a number of large biopharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of solid tumors, including oncolytic immunotherapy and cancer vaccine approaches. Additionally, certain companies whom we view as our most direct potential competitors are currently developing therapies utilizing TLR9 agonists in cancer immunotherapy that may have utility for similar indications that we are targeting. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and commercialization.

While CMP-001 is intended to be used in combination with other drugs with different mechanisms of action, if and when marketed it will still compete with a number of drugs that are currently marketed or in development that also target cancer. To compete effectively with these drugs, CMP-001 or any future product candidates will need to demonstrate advantages in clinical efficacy and safety compared to these competitors when used alone or in combination with other drugs.

Our commercial opportunities could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are easier to administer or are less expensive alone or in combination with other therapies than any products that we may develop alone or in combination with other therapies. Our competitors also may obtain the FDA’s or comparable foreign regulatory authorities’ approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors coverage decisions.

Many of the companies with which we are competing or may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than we do. Mergers and acquisitions in the biopharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in developing or acquiring technologies complementary to, or necessary for, our programs. If we are unable to successfully compete with these companies our business, financial condition, results of operations, stock price and prospects may be materially harmed.

If we are unable to establish effective marketing, sales and distribution capabilities or enter into agreements with third parties to market and sell CMP-001 or any future product candidates, if they are approved, the revenues that we generate may be limited and we may never become profitable.

We currently do not have a commercial infrastructure for the marketing, sale, and distribution of our cancer immunotherapies. If CMP-001 or any future product candidates receive marketing approval, we intend to commercialize such product candidates on our own in the United States and potentially with pharmaceutical or biotechnology partners in other geographies. In order to commercialize our products, we must build our marketing, sales, and distribution capabilities or make arrangements with third parties to perform these services. We may not be successful in doing so. Should we decide to move forward in developing our own marketing capabilities, we may incur expenses prior to product launch or even approval in order to recruit a sales force and develop a marketing and sales infrastructure. If a commercial launch is delayed as a result of the FDA’s or comparable foreign regulatory authority’s requirements or for other reasons, we would incur these expenses prior to being able to realize any revenue from sales of CMP-001 and future product candidates. Even if we are able to effectively hire a sales force and develop a marketing and sales infrastructure, our sales force and marketing teams may not be successful in commercializing CMP-001 or any future product candidates. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

We may also or alternatively decide to collaborate with third-party marketing and sales organizations to commercialize any approved product candidates in the United States, in which event, our ability to generate product revenues may be limited. To the extent we rely on third parties to commercialize any products for which we obtain regulatory approval, we may receive less revenues than if we commercialized these products ourselves, which could materially harm our prospects. In addition, we would have less control over the sales efforts of any other third parties involved in our commercialization efforts, and could be held liable if they failed to comply with applicable legal or regulatory requirements.

We have no prior experience in the marketing, sale, and distribution of biopharmaceutical products, and there are significant risks involved in building and managing a commercial infrastructure. The establishment and development of commercial capabilities, including compliance plans, to market any products we may develop will be expensive and time consuming and could delay any product launch, and we may not be able to successfully develop this capability. We will have to compete with other biopharmaceutical and biotechnology companies, including oncology-focused companies, to recruit, hire, train, manage, and retain marketing and sales personnel, which is expensive and time consuming and could delay any product launch. Developing our sales capabilities may also divert resources and management attention away from product development.

In the event we are unable to develop a marketing and sales infrastructure, we may not be able to commercialize CMP-001 or any future product candidates in the United States or elsewhere, which could limit our ability to generate product revenues and materially harm our business, financial condition, results of operations, stock price and prospects. Factors that may inhibit our efforts to commercialize CMP-001 or any future product candidates include:

•	the inability to recruit, train, manage, and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe CMP-001 or any future product candidates;

•	our inability to effectively oversee a geographically dispersed sales and marketing team;

•	the costs associated with training sales and marketing personnel on legal and regulatory compliance matters and monitoring their actions;

•	an inability to secure adequate coverage and reimbursement by government and private health plans;

•	the clinical indications for which the products are approved and the claims that we may make for the products;

•	limitations or warnings, including distribution or use restrictions, contained in the product’s approved labeling;

•	any distribution and use restrictions imposed by the FDA or comparable foreign regulatory authorities or to which we agree as part of a mandatory REMS or voluntary risk management plan;

•	liability for sales or marketing personnel who fail to comply with the applicable legal and regulatory requirements;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization or engaging a contract sales organization.

If CMP-001 or any future product candidates do not achieve broad market acceptance, the revenues that we generate from their sales may be limited, and we may never become profitable.

We have never commercialized a product candidate for any indication. Even if CMP-001 and future product candidates are approved by the appropriate regulatory authorities for marketing and sale, they may not gain acceptance among physicians, patients, third-party payors, and others in the medical community. If any product candidates for which we obtain regulatory approval do not gain an adequate level of market acceptance, we could be prevented from or significantly delayed in achieving profitability. Market acceptance of CMP-001 and future product candidates by the medical community, patients, and third-party payors will depend on a number of factors, some of which are beyond our control. For example, physicians are often reluctant to switch their patients and patients may be reluctant to switch from existing therapies even when new and potentially more effective or safer treatments enter the market.

Efforts to educate the medical community and third-party payors on the benefits of CMP-001 and our novel approach to cancer treatment, and future product candidates, may require significant resources and may not be successful. If CMP-001 or any future product candidates are approved but do not achieve an adequate level of market acceptance, we could be prevented from or significantly delayed in achieving profitability. The degree of market acceptance of CMP-001 and future product candidates will depend on a number of factors, including:

•	the efficacy of our CMP-001 and our VLP modality, and future product candidates alone or in combination with checkpoint inhibitor immunotherapies or other therapies;

•	the commercial success of the checkpoint blockade drugs with which CMP-001 or future products are or may be co-administered;

•	the prevalence and severity of adverse events associated with CMP-001 and future product candidates or those products with which they are co-administered;

•	the clinical indications for which the products are approved and the approved claims that we may make for the products;

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limitations or warnings contained in the product’s FDA-approved labeling or those of comparable foreign regulatory authorities, including potential limitations or warnings for CMP-001 and future product candidates that may be more restrictive than other competitive products;

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changes in the standard of care for the targeted indications for CMP-001 and future product candidates, which could reduce the marketing impact of any claims that we could make following FDA approval or approval by comparable foreign regulatory authorities, if obtained;

•	the relative convenience and ease of administration of CMP-001 and future product candidates and any products with which they are co-administered;

•	the cost of treatment compared with the economic and clinical benefit of alternative treatments or therapies;

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the availability of adequate coverage or reimbursement by third parties, such as insurance companies and other healthcare payors, and by government healthcare programs, including Medicare and Medicaid;

•	the price concessions required by third-party payors to obtain coverage;

•	the extent and strength of our marketing and distribution of CMP-001 and future product candidates;

•	the safety, efficacy, and other potential advantages over, and availability of, alternative treatments already used or that may later be approved;

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distribution and use restrictions imposed by the FDA or comparable foreign regulatory authorities with respect to CMP-001 and future product candidates or to which we agree as part of a REMS or voluntary risk management plan;

•	the timing of market introduction of CMP-001 and future product candidates, as well as competitive products;

•	our ability to offer CMP-001 and future product candidates for sale at competitive prices;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the extent and strength of our third-party manufacturer and supplier support;

•	the actions of companies that market any products with which CMP-001 and future product candidates are co-administered;

•	the approval of other new products;

•	adverse publicity about CMP-001 and future product candidates or any products with which they are co-administered, or favorable publicity about competitive products; and

•	potential product liability claims.

The size of the potential markets for CMP-001 or any future product candidates is difficult to estimate and, if any of our assumptions are inaccurate, the actual markets for CMP-001 or any future product candidates may be smaller than our estimates.

The potential market opportunities for CMP-001 or any future product candidates are difficult to estimate and will depend in large part on the drugs with which CMP-001 or any future product candidates are co-administered and the success of competing therapies and therapeutic approaches. Our estimates of the potential market opportunities in melanoma, HNSCC and other indications are predicated on many assumptions, which may include industry knowledge and publications, third-party research reports, and other surveys. Although we believe that our internal assumptions are reasonable, these assumptions involve the exercise of significant judgment on the part of our management, are inherently uncertain, and their reasonableness has not been assessed by an independent source. If any of the assumptions proves to be inaccurate, the actual markets and patient populations eligible for CMP-001 and future product candidates could be smaller than our estimates of the potential market opportunities.

Negative developments in the field of immuno-oncology could damage public perception of CMP-001 or any future product candidates and negatively affect our business.

The commercial success of CMP-001 or any future product candidates will depend in part on public acceptance of the use of cancer immunotherapies. Adverse events in clinical trials of CMP-001 or any future product candidates or in clinical trials of others developing similar products and the resulting publicity, as well as any other negative developments in the field of immuno-oncology that may occur in the future, including in connection with competitor therapies, could result in a decrease in demand for CMP-001 or any future product candidates that we may develop. These events could also result in the suspension, discontinuation, or clinical hold of or modification to our clinical trials. If public perception is influenced by claims that the use of cancer immunotherapies is unsafe, whether related to our therapies or those of our competitors, CMP-001 and future product candidates may not be accepted by the general public or the medical community and potential clinical trial subjects may be discouraged from enrolling in our clinical trials. As a result, we may not be able to continue or may be delayed in conducting our development programs.

Future negative developments in the field of immuno-oncology or the biopharmaceutical industry could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of CMP-001 or any future product candidates. Any increased scrutiny could delay or increase the costs of obtaining marketing approval for CMP-001 or any future product candidates.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of CMP-001 and future product candidates that we may develop.

We will face an inherent risk of product liability exposure related to the testing of CMP-001 and future product candidates in human clinical trials and will face an even greater risk if we commercially sell CMP-001 or any future product candidates that we may develop. If we cannot successfully defend ourselves against claims that CMP-001 and future product candidates caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any of CMP-001 and future product candidates that we may develop;

•	injury to our reputation and significant negative media attention;

•	regulatory investigations that could require costly recalls or product modifications;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue;

•	the diversion of management’s attention away from managing our business; and

•	the inability to commercialize CMP-001 and future product candidates that we may develop.

Although we maintain product liability insurance coverage, it may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage when we begin clinical trials and if we successfully commercialize any product candidate. Insurance coverage is increasingly expensive. We may not be able to maintain product liability insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Even if we are able to commercialize CMP-001 or any future product candidates, such drugs may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm our business.

The regulations that govern regulatory approvals, pricing and reimbursement for new drugs vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay our commercial launch of the product candidate, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product candidate in that country. Adverse pricing limitations may hinder our ability to recoup our investment in CMP-001 or any future product candidates, even if CMP-001 and future product candidates obtain marketing approval.

Our ability to commercialize CMP-001 and future product candidates successfully also will depend in part on the extent to which coverage and reimbursement for CMP-001 and future product candidates and related treatments will be available from third-party payors, including government authorities, private health insurers and other organizations. Third-party payors decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular drugs. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. For products administered under the supervision of a physician, such as CMP-001, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. We cannot be sure that coverage will be available for any product candidate that we commercialize and, if coverage is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

There may be significant delays in obtaining reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside the United States. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacturing, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved drugs that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize drugs and our overall financial condition.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of CMP-001 and future product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell a product for which we obtain marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Affordable Care Act, or ACA, was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA, among other things, subjects biological products to potential competition by lower-cost biosimilars, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs, and creates a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% (increased pursuant to the Bipartisan Budget Act of 2018, effective as of 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Various portions of the ACA are currently undergoing legal and constitutional challenges in the United States Supreme Court; the Trump Administration has issued various Executive Orders which eliminated cost sharing subsidies and various provisions that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices; and Congress has introduced several pieces of legislation aimed at significantly revising or repealing the ACA. It is unclear whether the ACA will be overturned, repealed, replaced, or further amended. We cannot predict what affect further changes to the ACA would have on our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted that may impact our business if we are able to commercialize any product candidates. In August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers up to 2% per fiscal year, and, due to subsequent legislative amendments, will remain in effect through 2029 unless additional Congressional action is taken. The Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, which was signed into law on March 27, 2020, designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended these reductions from May 1, 2020 through December 31, 2020, and extended the sequester by one year, through 2030 In addition, he American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget for fiscal years 2019 and 2020 contain further drug price control measures that could be enacted during the budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low income patients. Additionally, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of product candidates paid by consumers. The U.S. Department of Health and Human Services, or HHS, has already started the process of soliciting feedback on some of these measures and, at the same time, is immediately implementing others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy, a type of prior authorization, for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019.

Further, on May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new product candidates that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its product candidates available to eligible patients as a result of the Right to Try Act.

At the state level, individual state governments are increasingly becoming aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for our products, if approved, or put pressure on our product pricing.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for CMP-001 and future product candidates or additional pricing pressures.

Our revenue prospects could be affected by changes in healthcare spending and policy in the United States and abroad. We operate in a highly regulated industry and new laws, regulations or judicial decisions, or new interpretations of existing laws, regulations or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could negatively impact our business, operations and financial condition.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future, including repeal, replacement or significant revisions to the ACA. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and impose price controls may adversely affect:

•	the demand for CMP-001 and future product candidates, if we obtain regulatory approval;

•	our ability to set a price that we believe is fair for our products;

•	our ability to obtain coverage and reimbursement approval for a product;

•	our ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability.

Our relationships with patients and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished profits and future earnings.

Although we do not currently have any drugs on the market, once we begin commercializing CMP-001 and future product candidates, if approved, we will be subject to additional healthcare statutory and regulatory requirements and enforcement by the federal government and the states and foreign governments in which we conduct our business. Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of CMP-001 and future product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute CMP-001 and future product candidates for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

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the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal False Claims Act imposes criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false of fraudulent claim for purposes of the False Claims Act;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal physician payment transparency requirements, sometimes referred to as the “Sunshine Act” under the ACA require manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report to HHS information related to physician (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) payments and other transfers of value and the ownership and investment interests of such physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made in the previous year to certain nonphysician providers such as physician assistants and nurse practitioners;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and its implementing regulations, which also imposes obligations on certain covered entity healthcare providers, health plans, and healthcare clearinghouses as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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analogous state laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and may be broader in scope than their federal equivalents; some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures; and

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state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts, and analogous foreign laws and regulations.

Ensuring that our future business arrangements with third parties comply with applicable healthcare laws and regulations could involve substantial costs. We have entered into certain advisory board and consulting agreements with physicians, including some who are compensated in the form of stock or stock options who may influence the ordering or use of our product candidates, if approved, in the future. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations, including anticipated activities to be conducted by our sales team, were to be found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Our future growth may depend, in part, on our ability to penetrate foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future profitability may depend, in part, on our ability to commercialize CMP-001 and future product candidates in foreign markets for which we may rely on collaborations with third parties. We are not permitted to market or promote any of CMP-001 and future product candidates before we receive regulatory approval from the applicable regulatory authority in that foreign market, and we may never receive such regulatory approval for CMP-001 or any future product candidates. To obtain separate regulatory approval in many other countries we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of CMP-001 and future product candidates, and we cannot predict success in these jurisdictions. If we obtain approval of CMP-001 and future product candidates and ultimately commercialize CMP-001 and future product candidates in foreign markets, we would be subject to additional risks and uncertainties, including:

•	our customers’ ability to obtain reimbursement for CMP-001 and future product candidates in foreign markets;

•	our inability to directly control commercial activities because we are relying on third parties;

•	the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements;

•	different medical practices and customs in foreign countries affecting acceptance in the marketplace;

•	import or export licensing requirements;

•	longer accounts receivable collection times;

•	longer lead times for shipping;

•	language barriers for technical training;

•	reduced protection of intellectual property rights in some foreign countries;

•	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

•	the existence of additional potentially relevant third-party intellectual property rights;

•	foreign currency exchange rate fluctuations; and

•	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.

Foreign sales of CMP-001 and future product candidates could also be adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions and changes in tariffs. For example, in some countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a drug. To obtain reimbursement or pricing approval in some countries, we, or our future collaborators, may be required to conduct a clinical trial that compares the cost effectiveness of our drug to other available therapies. If reimbursement of our drugs is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be materially harmed.

Risks related to intellectual property

If we are unable to obtain, maintain and protect our intellectual property rights for our technology and our product candidates, or if our intellectual property rights are inadequate, our competitive position could be harmed.

Our commercial success will depend in part on our ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to our VLP and other technology, CMP-001 and future product candidates. We rely on trade secret, patent, copyright and trademark laws, and confidentiality, licensing and other agreements with employees and third parties, all of which offer only limited protection. We seek to protect our proprietary position by filing and prosecuting patent applications in the United States and abroad related to our technology and CMP-001 and future product candidates.

The patent positions of biotechnology and pharmaceutical companies generally are highly uncertain, involve complex legal and factual questions and have in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our licensed patents and any patents we own in the future are highly uncertain. The steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, both inside and outside of the United States.

Further, the examination process may require us to narrow the claims for our pending patent applications, which may limit the scope of patent protection that may be obtained if these applications issue. The scope of a patent may also be reinterpreted after issuance. The rights that may be granted under our future issued patents may not provide us with the proprietary protection or competitive advantages we are seeking. If we are unable to obtain and maintain patent protection for our technology or for CMP-001 or any future product candidates, or if the scope of the patent protection obtained is not sufficient, our competitors could develop and commercialize products similar or superior to ours, and our ability to successfully commercialize CMP-001 or any future product candidates and future technologies may be adversely affected. It is also possible that we will fail to identify patentable aspects of inventions made in the course of our development and commercialization activities before it is too late to obtain patent protection on them.

In addition, the patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, collaborators, and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. It is also possible that we will fail to identify patentable aspects of our research and development efforts in time to obtain patent protection.

For the core technology related to CMP-001 and its component parts, we are prosecuting seven families of patent applications which we own including composition of matter, methods of use, combination therapies, drug delivery, dose volume, aggregation, packaging and pDC recruitment claims. Further, we have an exclusive license for 10 families of patents and patent applications including composition of matter, manufacturing methods, aggregation, packaging and synthesis claims. Some patents have issued in the United States and internationally and additional patent applications are pending in the United States and internationally (either in foreign jurisdictions or under the Patent Cooperation Treaty, or PCT). As of April 30, 2020, we own or exclusively license the rights to 13 issued US patents. The 15 families include a total of 141 issued or granted patents worldwide.

Any future provisional patent applications are not eligible to become issued patents until, among other things, we file a non-provisional patent application within 12 months of filing of one or more of our related provisional patent applications. If we do not timely file any non-provisional patent applications, we may lose our priority date with respect to our provisional patent applications and any patent protection on the inventions disclosed in our provisional patent applications. Although we intend to timely file non-provisional patent applications relating to our provisional patent applications, we cannot predict whether any of our future patent applications will result in the issuance of patents that effectively protect our technology or CMP-001 or any future product candidates, or if any of our future issued patents will effectively prevent others from commercializing competitive products. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or in some cases not at all until they are issued as a patent. Therefore, we cannot be certain that we were the first to make the inventions claimed in our pending patent applications, or that we were the first to file for patent protection of such inventions.

Our pending applications cannot be enforced against third parties practicing the inventions claimed in such applications unless and until a patent issues from such applications. Because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, issued patents that we license from third parties or own in the future may be challenged in the courts or patent offices in the United States and abroad, including through opposition proceedings, derivation proceedings, inter partes review, interference proceedings or litigation. Such proceedings may result in the loss of patent protection, the narrowing of claims in such patents or the invalidity or unenforceability of such patents, which could limit our ability to stop others from using or commercializing similar or identical products, or limit the duration of the patent protection for our technology. Protecting against the unauthorized use of our patented inventions, trademarks and other intellectual property rights is expensive, time consuming, difficult and in some cases may not be possible. In some cases, it may be difficult or impossible to detect third-party infringement or misappropriation of our intellectual property rights, even in relation to issued patent claims, and proving any such infringement may be even more difficult. If we are unable to obtain, maintain, and protect our intellectual property our competitive advantage could be harmed, and it could result in a material adverse effect on our business, financial condition, results of operations, stock price and prospects.

If we materially breach or default under our current or future license agreements, the licensor party to such agreement may have the right to terminate the license agreement, which termination may materially harm our business.

Our commercial success will depend in part on the maintenance of our license agreements. Currently, we are a party to the Kuros License Agreement. We expect to enter into additional license agreements in the future. The Kuros License Agreement imposes, and we expect that future license agreements will impose, various diligence, milestone payment, royalty and other obligations on us. For example, under the Kuros License Agreement, we are required to use commercially reasonable diligence to develop and commercialize a product and to satisfy specified payment obligations. If we fail to comply with our obligations under the Kuros License Agreement or any future license agreements with any party, or we are subject to a bankruptcy, the licensor may have the right to terminate the license, in which event we would not be able to market products covered by the license. The Kuros License Agreement further provides Kuros with a right to terminate the license agreements for our material breach or default under the agreement, including the failure to make any required milestone or other payments. Should Kuros exercise such a termination right, we would lose our right to the intellectual property under the license agreement, and such loss may materially harm our business.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

In addition to seeking patent protection, we also rely on other proprietary rights, including protection of trade secrets, know-how and confidential and proprietary information. To maintain the confidentiality of our trade secrets and proprietary information, we enter into confidentiality agreements with our employees, consultants, collaborators and other third parties who have access to our trade secrets. Our agreements with employees also provide that any inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. The assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. In addition, in the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information. To the extent that our employees, consultants or contractors use technology or know-how owned by third parties in their work for us, disputes may arise between us and those third parties as to the rights in related inventions.

Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information including a breach of our confidentiality agreements. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time consuming, and the outcome is unpredictable. In addition, some courts in and outside of the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. The disclosure of our trade secrets or the independent development of our trade secrets by a competitor or other third party would impair our competitive position and may materially harm our business, financial condition, results of operations, stock price and prospects.

Third parties may in the future initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could harm our business.

Our commercial success depends on our ability and the ability of our current or future collaborators to develop, manufacture, market and sell CMP-001 and future product candidates, and to use our related proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. We may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to CMP-001 and future product candidates, including interference proceedings, post-grant review, inter partes review and derivation proceedings before the U.S. Patent and Trademark Office, or USPTO. Third parties may assert infringement or other intellectual property claims against us based on existing patents or patents that may be granted in the future. If we are found to infringe a third party’s intellectual property rights, and we are unsuccessful in demonstrating that such intellectual property rights are invalid or unenforceable, we could be required to obtain a license from such third party to continue developing, manufacturing and commercializing CMP-001 and future product candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. We also could be forced, including by court order, to cease developing, manufacturing, and commercializing CMP-001 or any future product candidates. In addition, in any such proceeding or litigation, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, stock price and prospects. Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar material adverse effect on our business.

In addition, we are developing CMP-001 in combination with certain PD-1 blockades, including avelumab, pembrolizumab and nivolumab, which are covered by patents or licenses held by Merck KGaA and Pfizer, Merck US and Bristol Myers Squibb, respectively, to which we do not have a license other than for use in connection with the applicable clinical trial. We also may develop any future product candidates in combination with products developed by additional companies that are covered by patents or licenses held by those entities to which we do not have a license. In the event that a labeling instruction is required in product packaging recommending that combination, we could be accused of, or held liable for, infringement of the third-party patents covering the product candidate or product recommended for administration with CMP-001 or any future product candidates. In such a case, we could be required to obtain a license from the other company or institution to use the required or desired package labeling, which may not be available on commercially reasonable terms, or at all.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting and defending patents on our technology throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws and practices of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop or manufacture their own products, and may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the United States. These products may compete with our products and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the granting or enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to obtain patent rights or stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally in those countries. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to protect and enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property we develop or license.

In addition, the laws of certain foreign countries may not protect our rights to the same extent as the laws of the United States, and those foreign laws may also be subject to change. For example, methods of treatment and manufacturing processes may not be patentable in certain jurisdictions, and the requirements for patentability may differ in certain countries. Furthermore, biosimilar product manufacturers or other competitors may challenge the scope, validity and enforceability of our patents, requiring us to engage in complex, lengthy and costly litigation or proceedings.

Moreover, many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. Many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business and results of operations may be adversely affected.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payments and other similar provisions during the patent application process and to maintain patents after they are issued. For example, periodic maintenance fees, renewal fees, annuity fees and various other government fees on issued patents and patent applications often must be paid to the USPTO and foreign patent agencies over the lifetime of our licensed patents or any patents we own in the future. In certain circumstances, we may rely on future licensing partners to take the necessary action to comply with these requirements with respect to licensed intellectual property. Although an unintentional lapse can be cured for a period of time by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to obtain and maintain the patents and patent applications covering our products or procedures, we may not be able to stop a competitor from marketing products that are the same as or similar to CMP-001 or any future product candidates, which could have a material adverse effect on our business.

Changes to the patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect CMP-001 and future product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs. Patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act, or the Leahy-Smith Act, signed into law on September 16, 2011, could increase those uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. They also include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, stock price and prospects.

The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful and have a material adverse effect on the success of our business.

Competitors may infringe any licensed patents or any patent we own or misappropriate or otherwise violate our intellectual property rights. We may also be required to defend against claims of infringement and our licensed patents and any patents we own may become involved in priority or other intellectual property related disputes. To counter infringement or unauthorized use, litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of our own intellectual property rights or the proprietary rights of others. Also, third parties may initiate legal proceedings against us to assert that we are infringing their intellectual property rights or to challenge the validity or scope of our owned or licensed intellectual property rights. These proceedings can be expensive and time consuming. Many of our current and potential competitors have the ability to dedicate substantially greater resources to conduct intellectual property related litigations or proceedings than we can. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Litigation and other intellectual property related proceedings could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, in an infringement proceeding, a court may decide that a patent owned by or licensed to us is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or other intellectual property related proceeding could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation in the United States, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments in any such proceedings. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. Any of the foregoing may have a material adverse effect on our business, financial condition, results of operations, stock price and prospects.

We may be subject to claims by third parties asserting that our collaborators, employees or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees, including our senior management team, were previously employed at, or consulted for, universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Our collaborators’ employees may currently be or previously have been employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these persons, including each member of our senior management team, executed proprietary rights, non-disclosure and non-competition agreements, or similar agreements, in connection with such previous employment or consulting agreements, that assigned ownership of intellectual property relating to work performed under such agreements to the contracting third party. Although we try to ensure that our employees do not use, claim as theirs, or misappropriate the intellectual property, proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used, claimed as theirs, misappropriated or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms, or at all. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management. Any of the foregoing may have a material adverse effect on our business, financial condition, results of operations, stock price and prospects.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed confidential information of third parties or are in breach of non-competition or non-solicitation agreements with our competitors.

We could be subject to claims that we or our employees, including senior management, have inadvertently or otherwise used or disclosed alleged trade secrets or other confidential information of former employers or competitors or others. Although we try to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may be subject to claims that we caused an employee to breach the terms of their non-competition or non-solicitation agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor or other party. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If our defenses to these claims fail, in addition to requiring us to pay monetary damages, a court could prohibit us from using technologies or features that are essential to CMP-001 and future product candidates, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers, competitors or other parties. An inability to incorporate such technologies or features would have a material adverse effect on our business, and may prevent us from successfully commercializing CMP-001 and future product candidates. In addition, we may lose valuable intellectual property rights or personnel as a result of such claims. Moreover, any such litigation or the threat thereof may adversely affect our ability to hire employees or consultants. A loss of key personnel or their work product could hamper or prevent our ability to develop and commercialize CMP-001 and future product candidates, which could have an adverse effect on our business, financial condition, results of operations, stock price and prospects.

If we obtain any issued patents covering our technology, such patents could be found invalid or unenforceable if challenged in court or before the USPTO or comparable foreign regulatory authority.

If we or one of our licensing partners initiate legal proceedings against a third party to enforce a patent covering any of our technology, the defendant could counterclaim that the patent covering CMP-001 and future product candidates is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could be, among other things, an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be, among other things, an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post-grant review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions, such as opposition proceedings. Such proceedings could result in revocation, cancellation or amendment to our patents in such a way that they no longer cover and protect CMP-001 and future product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. For example, with respect to the validity of our licensed patents or any patents we obtain in the future, we cannot be certain that there is no invalidating prior art of which we, our or our licensing partner’s patent counsel, and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on CMP-001 and future product candidates. Such a loss of patent protection could have a material adverse impact on our business.

Patent terms may be inadequate to protect our competitive position with respect to CMP-001 and future product candidates for an adequate amount of time.

Given the amount of time required for the development, testing and regulatory review of new product candidates, such as CMP-001 and future product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the normal expiration of the patent, but no longer than 14 years from the product’s approval date, which is limited to the approved indication (or any additional indications approved during the period of extension). However, the applicable authorities, including the USPTO in the United States, and any equivalent regulatory authorities in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. If this occurs, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their products earlier than might otherwise be the case, which could have a material adverse effect on our business, financial condition, results of operations, stock price and prospects.

CMP-001 and future product candidates for which we intend to seek approval as biologic products may face competition sooner than anticipated.

CMP-001 is a biological product candidate. We believe that any of our product candidates approved in the United States as a biological product under a BLA should qualify for the 12-year period of regulatory exclusivity. The enactment of the Biologics Price Competition and Innovation Act of 2009, or BPCIA, as part of the ACA, created an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an existing brand product. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a BLA. Certain changes, however, and supplements to an approved BLA, and subsequent applications filed by the same sponsor, manufacturer, licensor, predecessor in interest, or other related entity do not qualify for the 12-year exclusivity period. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement the BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our biological products.

However, there is also a risk that this exclusivity could be changed in the future. For example, this exclusivity could be shortened due to congressional action or through other actions, including future proposed budgets, international trade agreements and other arrangements or proposals. The extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. It is also possible that payers will give reimbursement preference to biosimilars over reference biologics, even absent a determination of interchangeability.

To the extent that we do not receive any anticipated periods of regulatory exclusivity for CMP-001 and future product candidates or the FDA or foreign regulatory authorities approve any biosimilar, interchangeable, or other competing products to CMP-001 and future product candidates, it could have a material adverse effect on our business, financial condition, results of operations, stock price and prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	we, or our current or future collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate our technology without infringing our owned or in-licensed intellectual property rights;

•	it is possible that our pending patent applications or those we may own or in-license in the future will not lead to issued patents;

•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

•

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we cannot ensure that any of our pending patent applications, if issued, or those of our licensors, will include claims having a scope sufficient to protect our product candidates;

•

we cannot ensure that any patents issued to us or our licensors will provide a basis for an exclusive market for our commercially viable product candidates or will provide us with any competitive advantages;

•	we cannot ensure that our commercial activities or product candidates will not infringe upon the patents of others;

•	we cannot ensure that we will be able to successfully commercialize our product candidates on a substantial scale, if approved, before the relevant patents that we own or license expire;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm our business; and

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations, stock price and prospects.

Risks related to manufacturing and our reliance on third parties

We currently rely on third-party CMOs for the production of clinical supply of CMP-001 and may to rely on CMOs for the production of commercial supply of CMP-001, if approved. This reliance on CMOs increases the risk that we will not have sufficient quantities of such materials, product candidates, or any therapies that we may develop and commercialize, or that such supply will not be available to us at an acceptable cost, which could delay, prevent, or impair our development or commercialization efforts.

We currently have no plans to build our own clinical or commercial scale manufacturing capabilities. Instead, we expect to rely on third parties for the manufacture of our product candidates and related raw materials for future pre-clinical and clinical development, as well as for commercial manufacture if any of our product candidates receive marketing approval. We have entered into an arrangement with FujiFilm Diosynth Biotechnologies UK Limited, or FujiFilm, as part of our clinical development for CMP-001. FujiFilm is providing our CMOs with the drug substance intermediate Qbeta Dimer and the drug product QbG10 for the development of CMP-001. These CMOs subsequently label, package and distribute to our CROs. We may also enter into agreements with additional companies for the supply of substances for use in the development of CMP-001 or any future product candidates or for the manufacture of such product candidates.

We or our third-party suppliers or manufacturers may encounter shortages in the raw materials or active pharmaceutical ingredient, or API, necessary to produce CMP-001 and future product candidates we may develop in the quantities needed for our clinical trials or, if CMP-001 or any future product candidates we may develop are approved, in sufficient quantities for commercialization or to meet an increase in demand, as a result of capacity constraints or delays or disruptions in the market for the raw materials or API, including shortages caused by the purchase of such raw materials or active pharmaceutical ingredients, or API, by our competitors or others. Even if raw materials or API are available, we may be unable to obtain sufficient quantities at an acceptable cost or quality. The failure by us or our third-party suppliers or manufacturers to obtain the raw materials or API necessary to manufacture sufficient quantities of CMP-001 or any future product candidates we may develop could delay, prevent or impair our development efforts and may have a material adverse effect on our business.

The facilities used by third-party manufacturers to manufacture CMP-001 or any future product candidates must be authorized by the FDA pursuant to inspections that will be conducted after we submit a BLA to the FDA. We do not control the manufacturing process of, and are completely dependent on, third-party manufacturers for compliance with cGMP requirements for manufacture of drug products and other laws and regulations. If these third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and maintain regulatory approval for their manufacturing facilities. Some of our contract manufacturers may not have produced a commercially-approved product and therefore may not have obtained the requisite FDA approvals to do so. In addition, we have no control over the ability of third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

Finding new CMOs or third-party suppliers involves additional cost and requires our management’s time and focus. In addition, there is typically a transition period when a new CMO commences work. Although we generally have not, and do not intend to, begin a clinical trial unless we believe we have on hand, or will be able to obtain, a sufficient supply of our product candidates to complete the clinical trial, any significant delay in the supply of our product candidates or the raw materials needed to produce our product candidates, could considerably delay conducting our clinical trials and potential regulatory approval of our product candidates. Additionally, any changes implemented by a new CMO could delay completion of clinical trials, require the conduct of bridging clinical trials or studies, require the repetition of one or more clinical trials, increase clinical trial costs, delay approval of CMP-001 and future product candidates and jeopardize our ability to commence product sales and generate revenue.

As part of their manufacture of our product candidates, our CMOs and third-party suppliers are expected to comply with and respect the intellectual property and proprietary rights of others. If a CMO or third-party supplier fails to acquire the proper licenses or otherwise infringes, misappropriates or otherwise violates the intellectual property or proprietary rights of others in the course of providing services to us, we may have to find alternative CMOs or third-party suppliers or defend against applicable claims, either of which would significantly impact our ability to develop, obtain regulatory approval for or commercialize our product candidates, if approved.

Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products. In addition, we may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms.

Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	failure of third-party manufacturers to comply with regulatory requirements and maintain quality assurance;

•	breach of the manufacturing agreement by the third party;

•	failure to manufacture our product according to our specifications;

•	failure to manufacture our product according to our schedule or at all;

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production difficulties caused by unforeseen events that may delay the availability of one or more of the necessary raw materials or delay the manufacture of CMP-001 or any future product candidates for use in clinical trials or for commercial supply, including as a result of the COVID-19 pandemic;

•	misappropriation of our proprietary information, including our trade secrets and know-how; and

•	termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

CMP-001 and any other product candidates that we may develop may compete with other product candidates and products for access to manufacturing facilities. Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval, and any related remedial measures may be costly or time-consuming to implement. We do not currently have arrangements in place for redundant supply or a second source for all required raw materials used in the manufacture of our product candidates. If our current third-party manufacturers cannot perform as agreed, we may be required to replace such manufacturers and we may be unable to replace them on a timely basis or at all. Our current and anticipated future dependence upon others for the manufacture of CMP-001 or any other future product candidates or products may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

We rely, and expect to continue to rely, on third parties to conduct, supervise, and monitor our preclinical studies and clinical trials. If those third parties do not perform satisfactorily, including failing to meet deadlines for the completion of such trials or failing to comply with regulatory requirements, we may be unable to obtain regulatory approval for CMP-001 or any future product candidates.

We rely on third-party CROs, study sites, and others to conduct, supervise, and monitor our preclinical studies and clinical trials for CMP-001 and future product candidates. We expect to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions, and clinical investigators, to conduct our preclinical studies and clinical trials. Although we have agreements governing their activities, we have limited influence over their actual performance and control only certain aspects of their activities. The failure of these third parties to successfully carry out their contractual duties or meet expected deadlines, including as a result of the impact of the COVID-19 pandemic, could substantially harm our business because we may be delayed in completing or unable to complete the studies required to support future approval of CMP-001 and future product candidates, or we may not obtain marketing approval for, or commercialize, CMP-001 and future product candidates in a timely manner or at all. Moreover, these agreements might terminate for a variety of reasons, including a failure to perform by the third parties. If we need to enter into alternative arrangements our product development activities would be delayed and our business, financial condition, results of operations, stock price and prospects may be materially harmed.

Our reliance on these third parties for development activities reduces our control over these activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards and our reliance on third parties does not relieve us of our regulatory responsibilities. For example, we will remain responsible for ensuring that each of our trials is conducted in accordance with the general investigational plan and protocols for the trial. We must also ensure that our preclinical trials are conducted in accordance with the FDA’s Good Laboratory Practice regulations, as appropriate. Moreover, the FDA and comparable foreign regulatory authorities require us to comply with GCPs for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity, and confidentiality of trial participants are protected. Regulatory authorities enforce these requirements through periodic inspections of trial sponsors, clinical investigators, and trial sites. If we or any of our third parties fail to comply with applicable GCPs or other regulatory requirements, we or they may be subject to enforcement or other legal actions, the data generated in our trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional studies.

In addition, we will be required to report certain financial interests of our third-party investigators if these relationships exceed certain financial thresholds or meet other criteria. The FDA or comparable foreign regulatory authorities may question the integrity of the data from those clinical trials conducted by investigators who may have conflicts of interest.

We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our trials complies with the applicable regulatory requirements. In addition, our clinical trials must be conducted with product candidates that were produced under cGMP regulations. Failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. We also are required to register certain clinical trials and post the results of certain completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in enforcement actions and adverse publicity.

The third parties with which we work may also have relationships with other entities, some of which may be our competitors, for whom they may also be conducting trials or other therapeutic development activities that could harm our competitive position. In addition, such third parties are not our employees, and except for remedies available to us under our agreements with such third parties we cannot control whether or not they devote sufficient time and resources to our ongoing clinical, non-clinical, and preclinical programs. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our stated protocols, if these parties are adversely impacted by the COVID-19 pandemic limiting or materially affecting their ability to carry out their contractual duties, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our protocols, regulatory requirements or for other reasons, our trials may be repeated, extended, delayed, or terminated; we may not be able to obtain, or may be delayed in obtaining, marketing approvals for CMP-001 and future product candidates; we may not be able to, or may be delayed in our efforts to, successfully commercialize CMP-001 and future product candidates; or we or they may be subject to regulatory enforcement actions. As a result, our results of operations and the commercial prospects for CMP-001 and future product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed. To the extent we are unable to successfully identify and manage the performance of third-party service providers in the future, our business, financial condition, results of operations, stock price and prospects may be materially harmed.

If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative providers or to do so on commercially reasonable terms. Switching or adding additional third parties involves additional cost and requires management’s time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays could occur, which could compromise our ability to meet our desired development timelines.

We also rely on other third parties to store and distribute our products for the clinical trials that we conduct. Any performance failure on the part of our distributors could delay clinical development, marketing approval, or commercialization of CMP-001 and future product candidates, which could result in additional losses and deprive us of potential product revenue.

Our collaboration agreements with any future partners may not be successful, which could adversely affect our ability to develop and commercialize CMP-001 or any future product candidates.

We may in the future seek collaboration arrangements with other parties for the development or commercialization of CMP-001 or any future product candidates. The success of existing or any future collaboration arrangements may depend on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these arrangements. Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision making authority.

Collaborations with biopharmaceutical companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration could adversely affect us financially and could harm our business reputation.

Any future collaborations we might enter into may pose a number of risks, including the following:

•	collaborators may not perform their obligations as expected;

•

collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could fail to make timely regulatory submissions for a product candidate;

•	collaborators may control the public release of information regarding the developments, and we may not be able to make announcements or data presentations on a schedule favorable to us;

•

collaborators may not comply with all applicable regulatory requirements or may fail to report safety data in accordance with all applicable regulatory requirements, which could subject them or us to regulatory enforcement actions;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•

product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of CMP-001 and future product candidates;

•

a collaborator with marketing and distribution rights to CMP-001 or any future product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product candidate or product;

•

disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates or might result in litigation or arbitration, any of which would be time consuming and expensive;

•

collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation; and

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability.

If any collaborations we might enter into in the future do not result in the successful development and commercialization of products or if one of our collaborators subsequently terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under such potential future collaboration. If we do not receive the funding we expect under the agreements, our development of CMP-001 and future product candidates could be delayed and we may need additional resources to develop CMP-001 and future product candidates and our product platform.

Additionally, if any future collaborator of ours is involved in a business combination, the collaborator might deemphasize or terminate development or commercialization of any product candidate licensed to it by us. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our reputation in the business and financial communities could be adversely affected.

We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for any collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors.

If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms, or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop CMP-001 and future product candidates or bring them to market or continue to develop our product platform and our business may be materially and adversely affected.

Risks related to our operations

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the research and development, clinical and business development expertise of Barry Labinger, our Chief Executive Officer and Art Krieg, our founder and Chief Scientific Officer, as well as the other principal members of our management, scientific and clinical team. Although we have entered into employment letter agreements with our executive officers, each of them may terminate their employment with us at any time. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize drugs. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. Failure to succeed in clinical trials may make it more challenging to recruit and retain qualified scientific personnel.

We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.

As of March 31, 2020, we had 22 full-time employees, and in connection with becoming a public company, we expect to increase our number of employees and the scope of our operations. To manage our anticipated development and expansion, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. See “– We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.” The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of CMP-001 and future product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize CMP-001 and future product candidates, if approved, and to compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

If we fail to maintain proper and effective internal controls over financial reporting our ability to produce accurate and timely financial statements could be impaired.

We are required to maintain internal controls over financial reporting. Commencing with our fiscal year ending the year after this offering is completed, we must perform system and process design evaluation and testing of the effectiveness of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we have never been required to test our internal controls within a specified period and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. In addition, in connection with the audits of our financial statements as of and for the years ended December 31, 2018 and 2019, we identified a material weakness in our internal control over financial reporting. See “—We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.”

In addition, our independent registered public accounting firm will be required to provide an attestation report on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to provide the attestation report.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if our independent registered public accounting firm determines that we continue to have a continuing or additional material weakness or a significant deficiency in our internal control over financial reporting, or we are unable to maintain proper and effective internal controls over financial reporting, we may not be able to produce timely and accurate financial statements. As a result, our investors could lose confidence in our reported financial information, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities.

We believe that any internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. We may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make a required related party transaction disclosure. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We must design our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Decision-making can be faulty and breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make a required related party transaction disclosure. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

In preparation of our financial statements to meet the requirements of this offering, we determined that a material weakness in our internal control over financial reporting existed during fiscal year 2019 and remained unremediated as of March 31, 2020. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual and condensed interim financial statements will not be detected or prevented on a timely basis.

The material weakness we identified is related to the maintenance of an effective control environment commensurate with our financial reporting requirements. Specifically, we lacked sufficient personnel to maintain effective segregation of duties in the processing and recording of financial transactions.

Prior to the completion of this offering, we have been a private company with limited accounting personnel to adequately execute our accounting processes. We are in the process of building a finance organization and implementing measures designed to improve our internal control over financial reporting and remediate the control deficiency that led to this material weakness, including hiring additional finance and accounting personnel.

If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports and applicable listing requirements, investors may lose confidence in our financial reporting, and our share price may decline as a result. In addition, we could become subject to investigations by The Nasdaq Global Market, the SEC or other regulatory authorities, which could require additional financial and management resources.

If we engage in future acquisitions or strategic partnerships, our capital requirements may increase, our stockholders may be diluted, we may incur debt or assume contingent liabilities, and we may be subject to other risks.

We may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies, or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent liabilities;

•	the issuance of our equity securities;

•	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

•	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

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risks and uncertainties associated with the other party to such a transaction, including the prospects of that party, their regulatory compliance status, and their existing products or product candidates and marketing approvals; and

•

our inability to generate revenue from acquired technology or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business. Any of the foregoing may materially harm our business, financial condition, results of operations, stock price and prospects.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

Global financial markets are experiencing, as a result of the COVID-19 pandemic, and have in the past experienced, extreme volatility and disruptions, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy and ability to raise capital may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, including very recently in connection with the ongoing COVID-19 pandemic, which has resulted in decreased stock prices for many companies notwithstanding the lack of a fundamental change in their underlying business models or prospects. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, including potentially worsening economic conditions and other adverse effects or developments relating to the ongoing COVID-19 pandemic, political, regulatory and other market conditions, may negatively affect the market price of shares of our common stock, regardless of our actual operating performance.

As of March 31, 2020, our cash and cash equivalents were $3.9 million. While we are not aware of any downgrades, material losses, or other significant deterioration in the fair value of our cash equivalents since December 31, 2019, no assurance can be given that further deterioration of the global credit and financial markets would not negatively impact our current portfolio of cash equivalents or our ability to meet our financing objectives. Furthermore, our stock price may decline due in part to the volatility of the stock market and the general economic downturn.

We or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Earthquakes or other natural disasters or pandemics such as the COVID-19 pandemic could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. We plan to put disaster recovery and business continuity plans in place, however, these may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, could have a material adverse effect on our business. See “—A pandemic, epidemic, or outbreak of an infectious disease, such as the COVID-19 pandemic, may materially and adversely affect our business, including our preclinical studies, clinical trials, third parties on whom we rely, our supply chain, our ability to raise capital and our financial results.”

Our internal computer systems, or those of our third-party CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of CMP-001 and future product candidates’ development programs.

Despite our implementation of security measures, our internal computer systems, and those of our CROs, CMOs, IT suppliers and other contractors and consultants are vulnerable to damage from computer viruses, cyber-attacks and other unauthorized access, natural disasters, terrorism, war, and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs for CMP-001 and future product candidates. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability and the further development of any of CMP-001 and future product candidates could be delayed.

We may be unable to adequately protect our information systems from cyberattacks, which could result in the disclosure of confidential or proprietary information, including personal data, damage our reputation, and subject us to significant financial and legal exposure.

We rely on information technology systems that we or our third-party providers operate to process, transmit and store electronic information in our day-to-day operations. In connection with our product discovery efforts, we may collect and use a variety of personal data, such as names, mailing addresses, email addresses, phone numbers and clinical trial information. A successful cyberattack could result in the theft or destruction of intellectual property, data, or other misappropriation of assets, or otherwise compromise our confidential or proprietary information and disrupt our operations. Cyberattacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyberattacks could include wrongful conduct by hostile foreign governments, industrial espionage, wire fraud and other forms of cyber fraud, the deployment of harmful malware, denial-of-service, social engineering fraud or other means to threaten data security, confidentiality, integrity and availability. A successful cyberattack could cause serious negative consequences for us, including, without limitation, the disruption of operations, the misappropriation of confidential business information, including financial information, trade secrets, financial loss and the disclosure of corporate strategic plans. Although we devote resources to protect our information systems, we realize that cyberattacks are a threat, and there can be no assurance that our efforts will prevent information security breaches that would result in business, legal, financial or reputational harm to us, or would have a material adverse effect on our results of operations and financial condition. Any failure to prevent or mitigate security breaches or improper access to, use of, or disclosure of our clinical data or patients’ personal data could result in significant liability under state (e.g., state breach notification laws), federal (e.g., HIPAA, as amended by HITECH), and international law (e.g., the GDPR) and may cause a material adverse impact to our reputation, affect our ability to conduct new studies and potentially disrupt our business.

We rely on our third-party providers to implement effective security measures and identify and correct for any such failures, deficiencies or breaches. If we or our third-party providers fail to maintain or protect our information technology systems and data integrity effectively or fail to anticipate, plan for or manage significant disruptions to our information technology systems, we or our third-party providers could have difficulty preventing, detecting and controlling such cyber-attacks and any such attacks could result in the losses described above as well as disputes with physicians, patients and our partners, regulatory sanctions or penalties, increases in operating expenses, expenses or lost revenues or other adverse consequences, any of which could have a material adverse effect on our business, results of operations, financial condition, prospects and cash flows. Any failure by such third parties to prevent or mitigate security breaches or improper access to or disclosure of such information could have similarly adverse consequences for us. If we are unable to prevent or mitigate the impact of such security or data privacy breaches, we could be exposed to litigation and governmental investigations, which could lead to a potential disruption to our business. By way of example, the California Consumer Privacy Act, or CCPA, which went into effect on January 1, 2020, creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states. By way of example regarding foreign laws and regulations with respect to data privacy and security, the GDPR went into effect in the EU in May 2018 and introduces strict requirements for processing the personal data of EU data subjects. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater.

Our employees, principal investigators, CROs and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk that our employees, principal investigators, CROs and consultants may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or disclosure of unauthorized activities to us that violate the regulations of the FDA and other regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities; healthcare fraud and abuse laws and regulations in the United States and abroad; or laws that require the reporting of financial information or data accurately. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials or creating fraudulent data in our pre-clinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We intend to adopt, prior to the completion of this offering, a code of conduct applicable to all of our employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Our third-party manufacturers and suppliers use biological materials and may use hazardous materials, and any claims relating to improper handling, storage or disposal of these materials could be time consuming or costly and could have a material adverse effect on the success of our business.

Our third-party manufacturers and suppliers may use hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and safety or the environment. The operations of our third-party manufacturers and suppliers also produce hazardous waste products. We and our third-party manufacturers are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. We cannot entirely eliminate the risk of contamination or injury from these materials or wastes. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with civil or criminal fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Risks related to our common stock and this offering

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance initiatives.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the Securities and Exchange Commission, or SEC, annual, quarterly, and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that required the SEC to adopt additional rules and regulations in these areas, such as “say on pay” and proxy access. The Jumpstart Our Business Startups Act, or JOBS Act, permits emerging growth companies and smaller reporting companies like us to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this extended time period for compliance, but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political and economic environment, and the high levels of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition, and results of operations. The increased costs will increase our net loss and may require us to reduce costs in other areas of our business. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	the success of competitive drugs or technologies;

•	results of clinical trials of CMP-001 and future product candidates or those of our competitors;

•	regulatory or legal developments in the United States and other countries;

•	the regulatory status of our product candidates;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of CMP-001 and future product candidates or clinical development programs;

•	the results of our efforts to discover, develop, acquire or in-license future product candidates or drugs;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	the impact of the COVID-19 pandemic on the U.S. and global economies and global equity markets;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock. Although we have applied to list our common stock on The Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our common stock was determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after this offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

Participation in this offering by our existing stockholders or their affiliated entities may reduce the public float for our common stock.

To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and principal stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the assumed initial public offering price of $                 per share, the

midpoint of the range set forth on the cover of this prospectus, purchasers of common stock in this offering will experience immediate dilution of $                 per share in net tangible book value of the common stock. In addition, investors purchasing common stock in this offering will contribute                 % of the total amount invested by stockholders since inception but will only own                 % of the shares of common stock outstanding. In the past, we issued options and other securities to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding securities are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. See “Dilution” for a more detailed description of the dilution to new investors in the offering.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

Our executive officers, directors, principal stockholders and their affiliates will continue to exercise significant influence over our company after this offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Immediately following the completion of this offering, and disregarding any shares of common stock that they purchase in this offering, the existing holdings of our executive officers, directors, principal stockholders and their affiliates, will represent beneficial ownership, in the aggregate, of approximately                 % of our outstanding common stock, assuming no exercise of the underwriters’ option to acquire additional shares of common stock in this offering and assuming we issue the number of shares of common stock as set forth on the cover page of this prospectus. As a result, these stockholders, if they act together, will be able to influence our management and affairs and the outcome of matters submitted to our stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. These stockholders acquired their shares of common stock for substantially less than the price of the shares of common stock being acquired in this offering, and these stockholders may have interests, with respect to their common stock, that are different from those of investors in this offering and the concentration of voting power among these stockholders may have an adverse effect on the price of our common stock. In addition, this concentration of ownership might adversely affect the market price of our common stock by:

•	delaying, deferring or preventing a change of control of us;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

See “Principal Stockholders” in this prospectus for more information regarding the ownership of our outstanding common stock by our executive officers, directors, principal stockholders and their affiliates.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control, which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws, which are to become effective upon the closing of this offering, will contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

•

a requirement that special meetings of stockholders be called only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office;

•	advance notice requirements for stockholder proposals and nominations for election to our board of directors;

•

a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

•

a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

•

the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer, or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Our amended and restated bylaws to be effective upon the consummation of this offering will designate a certain court as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Pursuant to our amended and restated bylaws that will become effective upon the completion of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation and our amended and restated bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or by-laws or (v) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein, or the Delaware Forum Provision. The Delaware Exclusive Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternate forum, the United Stated District Court for the District of Massachusetts shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision, as our principal office is located in Cambridge, Massachusetts. In addition, our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in our shares of common stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision may impose additional litigation costs on stockholders who assert the provision is not enforceable and may impose more general additional litigation costs in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware or the Commonwealth of Massachusetts. In addition, these forum selection clauses in our bylaws may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. Moreover, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the market price of our common stock could decline. Based upon the number of shares of common stock, on an as-converted basis, outstanding as of                 , upon the completion of this offering, we will have outstanding a total of                  shares of common stock, assuming no exercise of the underwriters’ option to purchase an additional                  shares. Of these shares, as of the date of this prospectus, approximately                  shares of our common stock, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering, assuming that current stockholders do not purchase shares in this offering. The representatives of the underwriters, however, may, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements expire, based upon the number of shares of common stock, on an as-converted basis, outstanding as of                 , up to an additional                  shares of common stock will be eligible for sale in the public market, approximately                 % of which shares are held by directors, executive officers and other affiliates and will be subject to certain limitations of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

Upon completion of this offering,                  shares of common stock that are either subject to outstanding stock options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

After this offering, the holders of approximately                  shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the market our common stock.

We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We are an emerging growth company and a smaller reporting company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (ii) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to not “opt out” of this exemption from complying with new or revised accounting standards and, therefore, we will adopt new or revised accounting standards at the time private companies adopt the new or revised accounting standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to continue to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

After the completion of this offering, we may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and pharmaceutical companies have experienced significant stock price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. Some of the statements in the section captioned “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•

the timing and the success of preclinical studies and clinical trials of CMP-001 and future product candidates, including our currently anticipated Phase 2 trials for anti-PD-1 refractory melanoma and randomized Phase 2 trial for front-line melanoma;

•	the initiation and completion of any clinical trials of CMP-001 and future product candidates;

•	our need to raise additional funding before we can expect to generate any revenues from product sales;

•	our ability to conduct successful clinical trials or obtain regulatory approval for CMP-001 or any future product candidates that we may identify or develop;

•	our ability to ensure adequate supply of CMP-001 and any future candidates;

•	our ability to maintain third-party relationships necessary to conduct our business;

•	our heavy dependence upon the success of our research to generate and advance additional product candidates;

•	our ability to establish an adequate safety or efficacy profile for CMP-001 or any future product candidates that we may pursue;

•	the implementation of our strategic plans for our business, CMP-001 and any other product candidates we may develop and our technology;

•	our intellectual property position, including the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	the rate and degree of market acceptance and clinical utility for CMP-001 and any other product candidates we may develop;

•	our estimates about the size of our market opportunity;

•	our ability to use the proceeds of this offering in ways that increase the value of your investment;

•	our expectations related to the use of proceeds from this offering, and estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	our ability to maintain and establish collaborations, including our clinical trial collaboration with Merck KGaA/Pfizer;

•	the potential benefits of the continued existence of research, development, testing and manufacturing services by FujiFilm;

•	our financial performance and liquidity;

•	our ability to effectively manage our anticipated growth;

•	developments relating to our competitors and our industry, including the impact of government regulation;

•	our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals;

•	the effect of the COVID-19 pandemic, including mitigation efforts and economic effects, on any of the foregoing or other aspects of our business operations;

•	our ability to maintain adequate internal controls over financial reporting; and

•	other risks and uncertainties, including those listed under the section titled “Risk Factors.”

In addition, you should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this prospectus, and we believe these industry publications and third-party research, surveys and studies are reliable. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors” and elsewhere in this prospectus. Some data are also based on our good faith estimates.

Use of Proceeds

We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $                 million, or approximately $                 million if the underwriters exercise their option to purchase additional shares in full, based upon an assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $                , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $                , assuming that the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

We currently expect to use the net proceeds from this offering, together with our existing cash and cash equivalents as of                 , 2020, as follows:

•

approximately $                 million to fund the completion of a Phase 2 PD-1 refractory melanoma study and supporting studies to enable a potential submission of a Biologics License Application seeking accelerated approval;

•	approximately $ million to fund the development of CMP-001 in PD-1 naïve front-line melanoma;

•	approximately $ million to fund the completion of a Phase 2 proof of concept study in head and neck squamous cell carcinoma; and

•	the remainder for working capital and general corporate purposes.

Based on our current plans, we believe our existing cash and cash equivalents, together with the net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements through                 , although there can be no assurance in that regard. With our existing cash and cash equivalents and the net proceeds of this offering, we expect to be able to complete our Phase 2 study in front-line melanoma as well as our Phase 2 study in anti-PD-1 naïve HNSCC. For additional information regarding our potential capital requirements, see “Risk Factors”.

We may also use a portion of our net proceeds to co-develop, acquire or invest in products, technologies or businesses that are complementary to our business. However, we currently have no agreements or commitments to complete any such transaction.

We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Due to uncertainties inherent in the product development process, it is difficult to estimate the exact amounts of the net proceeds that will be used for any particular purpose. We may use our existing cash and cash equivalents and the future payments, if any, generated from any future collaboration agreements to fund our operations, either of which may alter the amount of net proceeds used for a particular purpose. In addition, the amount, allocation and timing of our actual expenditures will depend upon numerous factors, including the results of our research and development efforts, the timing and success of clinical trials and the timing of regulatory submissions. Accordingly, we will have broad discretion in using these proceeds.

Pending the uses described above, we plan to invest the net proceeds of this offering in short- and immediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Dividend Policy

We have never declared or paid any cash dividends on our common stock or any other securities. We anticipate that we will retain all available funds and future earnings, if any, for use in the operation of our business and do not anticipate paying cash dividends in the foreseeable future. In addition, future debt instruments may materially restrict our ability to pay dividends on our common stock. Payment of future cash dividends, if any, will be at the discretion of the board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements of then-existing debt instruments and other factors the board of directors deems relevant.

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2020:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the issuance of $10.0 million of convertible promissory notes in April 2020, (ii) the issuance of 46,828,167 shares of our Series C redeemable convertible preferred stock in June 2020, (iii) the conversion of the convertible promissory notes issued in April 2020 and accrued interest into 6,295,756 shares of Series C redeemable convertible preferred stock in June 2020 and (iv) the automatic conversion of all outstanding shares of redeemable convertible preferred stock into 111,769,550 shares of common stock upon the closing of this offering, which include 3,673,343 shares of our common stock in satisfaction of anti-dilution rights associated with our June 2020 Series C financing, and (vi) the filing and effectiveness of our amended and restated certificate of incorporation prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give further effect to the issuance and sale of                shares of common stock in this offering at an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Cash and cash equivalents are not components of our total capitalization. You should read the information in this table together with our financial statements and the related notes appearing elsewhere in this prospectus and the “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

	As of March 31, 2020 (in thousands, except share and per share data)
	Actual (Unaudited)	Pro forma	Pro forma as Adjusted
Cash and cash equivalents	$3,908	$88,483

Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, $0.0001 par value, 25,000,000 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	32,980	—
Series B redeemable convertible preferred stock, $0.0001 par value, 29,972,284 shares authorized, 29,972,284 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	74,018	—

Stockholders’ (deficit) equity:
Common stock, $0.0001 par value; 76,000,000 shares authorized, 11,129,679 shares issued and outstanding, actual; shares authorized, 122,899,229 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	1	12
Additional paid-in capital	—	191,562
Accumulated deficit	(106,934)	(106,934)

Total stockholders’ deficit	(106,934)	86,640

Total capitalization	$65	$86,640	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total stockholders’ deficit and total capitalization by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total stockholders’ deficit and total capitalization by $            , assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above does not include:

•

8,023,378 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2020 under our 2015 Stock Option and Grant Plan, or the 2015 Plan, at a weighted-average exercise price of $0.33 per share;

•

1,281,205 shares of common stock reserved for future issuance as of March 31, 2020 under the 2015 Plan, which will cease to be available for issuance at the time that our 2020 Stock Option and Grant Plan, or the 2020 Plan, becomes effective;

•

            shares of our common stock that will become available for future issuance under the 2020 Plan which will become effective in connection with this offering, as well as any future increases, including annual automatic evergreen increases, in the number of shares of common stock reserved for issuance thereunder; and

•

            shares of our common stock reserved for future issuance under our 2020 Employee Stock Purchase Plan, which will become effective in connection with this offering, as well as any future increases, including annual automatic evergreen increases, in the number of shares of common stock reserved for issuance thereunder.

Our 2020 Plan and ESPP each provide for annual automatic increases in the number of shares reserved thereunder and our 2020 Plan also provides for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2015 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Equity Compensation Plans.”

Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of March 31, 2020 was $(107) thousand, or $(9.65) per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and redeemable convertible preferred stock. Our historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the 11,129,679 shares of our common stock outstanding as March 31, 2020.

Our pro forma net tangible book value as of March 31, 2020 was $84.2 million, or $0.68 per share of common stock, after giving effect to (i) the issuance of $10.0 million of convertible promissory notes in April 2020, (ii) the issuance of 46,828,167 shares of our Series C redeemable convertible preferred stock in June 2020, (iii) the conversion of the convertible promissory notes issued in April 2020 and accrued interest into 6,295,756 shares of Series C redeemable convertible preferred stock in June 2020 and (iv) the automatic conversion of all outstanding shares of redeemable convertible preferred stock into 111,769,550 shares of common stock upon the closing of this offering, which include 3,673,343 shares of our common stock in satisfaction of anti-dilution rights associated with our June 2020 Series C financing. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares of common stock outstanding as of March 31, 2020, after giving effect to the pro forma adjustments described above.

After giving further effect to our issuance and sale of             shares of our common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2020 would have been $             , or $             per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value per share of $             to our existing stockholders and immediate dilution of $             in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of March 31, 2020	$(9.65)
Increase per share attributable to the pro forma adjustments described above	10.33

Pro forma net tangible book value per share as of , before giving effect to this offering	0.68
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing common stock in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $             and dilution per share to new investors purchasing common stock in this offering by $            , assuming that the number of shares offered

by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by $             and decrease dilution per share to new investors purchasing common stock in this offering by $            , assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares offered by us, as set forth on the cover page of this prospectus, would decrease our pro forma as adjusted net tangible book value per share after this offering by $             and increase dilution per share to new investors purchasing common stock in this offering by $            , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted net tangible book value per share after this offering would be $            , representing an immediate increase in pro forma as adjusted net tangible book value per share of $             to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $             to new investors purchasing common stock in this offering, based on the assumed initial public offering price of $             per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes on the pro forma as adjusted basis described above, the total number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid or to be paid, and the average price per share paid or to be paid by existing stockholders and by new investors in this offering at an assumed initial public offering price of $             per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares purchased		Total consideration		Average price per share
	Number	Percentage	Amount	Percentage
Existing stockholders
New investors

Total		100%	$	100%

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to             % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing common stock in this offering would be increased to             % of the total number of shares of our common stock outstanding after this offering.

The discussion and tables (other than the historical net tangible book value calculation) above are based on 122,899,229 shares of our common stock outstanding as of March 31, 2020, after giving effect to the (i) issuance of 46,828,167 shares of our Series C redeemable convertible preferred stock in June 2020, (ii) conversion of the convertible promissory notes issued in April 2020 and accrued interest into 6,295,756 shares of Series C redeemable convertible preferred stock in June 2020 and (iii) the automatic conversion, upon the completion of this offering, of all outstanding shares of redeemable convertible preferred stock into 111,769,550 shares of common stock upon the closing of this offering, which include 3,673,343 shares of our common stock in satisfaction of anti-dilution rights associated with our June 2020 Series C financing, and excludes:

•

8,023,378 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2020 under our 2015 Stock Option and Grant Plan, or the 2015 Plan, at a weighted-average exercise price of $0.33 per share;

•

1,281,205 shares of common stock reserved for future issuance as of March 31, 2020 under the 2015 Plan, which will cease to be available for issuance at the time that our 2020 Stock Option and Grant Plan, or the 2020 Plan, becomes effective;

•

            shares of our common stock that will become available for future issuance under the 2020 Plan which will become effective in connection with this offering, as well as any future increases, including annual automatic evergreen increases, in the number of shares of common stock reserved for issuance thereunder; and

•

            shares of our common stock reserved for future issuance under our 2020 Employee Stock Purchase Plan, or ESPP, which will become effective in connection with this offering, as well as any future increases, including annual automatic evergreen increases, in the number of shares of common stock reserved for issuance thereunder.

Our 2020 Plan and ESPP each provide for annual automatic increases in the number of shares reserved thereunder and our 2020 Plan also provides for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2015 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Equity Compensation Plans.”

To the extent that new stock options are issued or any outstanding stock options are exercised, or we issue additional shares of common stock in the future, there will be further dilution to new investors. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Selected Financial Data

You should read the following selected financial data together with our financial statements and the related notes appearing elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the statement of operations data for the years ended December 31, 2018 and 2019 and the balance sheet data as of December 31, 2018 and 2019 from our audited financial statements appearing elsewhere in this prospectus. We have derived the statement of operations data for the three months ended March 31, 2019 and 2020 and the balance sheet data as of March 31, 2020 from our unaudited interim condensed financial statements appearing elsewhere in this prospectus. The unaudited interim condensed financial statements have been prepared on the same basis as the audited financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the financial information included in those unaudited interim condensed financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for any interim period are not necessarily indicative of results that may be expected for any full year.

	Year ended December 31,		Three months ended March 31,
	2018	2019	2019	2020
			(unaudited)
	(in thousands, except share and per share data)
Statement of operations data:
Operating expenses:
Research and development	$18,174	$24,254	$6,199	$6,313
General and administrative	2,820	4,635	1,050	1,510

Total operating expenses	20,994	28,889	7,249	7,823

Loss from operations	(20,994)	(28,889)	(7,249)	(7,823)

Other income:
Interest income	180	197	56	22
Change in fair value of series B preferred stock tranche right	—	400	—	—

Total other income	180	597	56	22

Net loss and comprehensive loss	$(20,814)	$(28,292)	$(7,193)	$(7,801)
Reconciliation of net loss attributable to common stockholders:
Net loss	$(20,814)	$(28,292)	$(7,193)	$(7,801)
Accretion of series B preferred stock tranche right liability	—	(700)	—	—
Accretion of issuance costs on redeemable convertible preferred stock	(74)	(97)	(18)	(27)
Accrued dividends on redeemable convertible preferred stock	(4,237)	(5,955)	(1,252)	(1,770)

Net loss attributable to common stockholders	$(25,125)	$(35,044)	$(8,463)	$(9,598)

Weighted average common shares outstanding—basic and diluted	10,354,413	10,843,659	10,465,568	11,129,679

Net loss per share attributable to common stockholders—basic and diluted	$(2.43)	$(3.23)	$(0.81)	$(0.86)

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited) (1)		$(0.43)		$(0.11)

Pro forma weighted average common shares outstanding—basic and diluted (unaudited) (1)		65,348,285		69,183,735

(1)

See Note 10 to our audited financial statements and Note 9 in our unaudited interim condensed financial statements appearing elsewhere in this prospectus for details on the calculation of basic and diluted unaudited pro forma net loss per share attributable to common stockholders.

	As of December 31		As of March 31,
	2018	2019	2020
			(unaudited)
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$12,059	$4,185	$3,908
Working capital (1)	9,172	(508)	65
Total assets	12,494	5,126	5,029
Redeemable convertible preferred stock	71,973	96,928	106,998
Accumulated deficit	(62,802)	(97,437)	(106,934)
Total stockholders’ deficit	(62,801)	(97,436)	(106,933)

(1)

We define working capital as current assets less current liabilities. See our financial statements appearing elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Financial Data” section of this prospectus and our financial statements and the related notes appearing elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section of this prospectus.

Overview

We are a clinical-stage biotechnology company focused on developing and commercializing our proprietary technology to harness the power of the immune system to combat cancer. Our product candidate, CMP-001, is a differentiated Toll-like receptor 9, or TLR9, agonist delivered as a biologic virus-like particle, or VLP, utilizing a CpG-A oligonucleotide as a key component. When injected into a tumor, CMP-001 is designed to trigger the body’s innate immune system, thereby altering the tumor microenvironment and directing activated anti-tumor T cells to attack both the injected tumor and also tumors throughout the body. In a clinical trial of CMP-001 in combination with a systemic checkpoint inhibitor, or CPI, in patients whose tumors were unresponsive or no longer responsive to a CPI, we have observed a best overall response rate of 28%, including post-progression responders. We have assembled a strong management team and infrastructure to evaluate CMP-001 across multiple tumor types in combination with other immunotherapy agents. Our founder, Art Krieg, first reported the discovery of immunostimulatory cytosine-phosphate-guanine, or CpG, DNA in 1995, which, combined with the discovery of TLR9, led to the recognition that synthetic CpG-A oligonucleotides have the potential to stimulate the TLR9 receptor for therapeutic purposes. Our goal is to establish CMP-001 as a foundational immuno-oncology therapy that engages the innate immune system to fight cancer and improve outcomes for patients with a broad range of solid tumors.

Since our inception, we have devoted substantially all of our efforts and financial resources to the research and development activities related to our technology and our CMP-001 program, and the administrative support for such activities including raising capital, business planning, undertaking pre-clinical studies and clinical trials and other support activities. We do not have any products approved for sale and have not generated any revenue from product sales or any other sources and do not expect to generate any revenue for the next several years. We have not yet successfully completed any registrational clinical trials, obtained any regulatory approvals, manufactured a commercial-scale drug, or conducted sales and marketing activities. Through March 31, 2020, we had received net proceeds of $89.4 million from sales of redeemable convertible preferred stock.

We have incurred recurring losses and had negative operating cash flows since inception and our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of CMP-001 or any other products we acquire or develop. Our net losses were $20.8 million and $28.3 million for the years ended December 31, 2018 and 2019, respectively, and for the three months ended March 31, 2020, our net loss was $7.8 million. As of March 31, 2020, we had an accumulated deficit of $106.9 million. We expect to continue to incur significant expenses and to increase operating losses for at least the next several years.

We expect our expenses and capital requirements will increase substantially in connection with our ongoing activities, particularly as we:

•

prepare for and initiate additional clinical trials and preclinical studies of CMP-001, including, among others, our currently anticipated Phase 2 trial in anti-PD-1 refractory melanoma and randomized Phase 2 trial in front-line melanoma and our currently anticipated Phase 2 proof of concept study in head and neck squamous cell carcinoma;

•	conduct the necessary scale-up activities to support the potential commercialization of CMP-001, if any;

•	hire additional clinical and scientific personnel to support our ongoing preclinical activities and clinical trials of CMP-001 and any other product candidates we choose to develop;

•	develop any future product candidates;

•	seek marketing approval for CMP-001 and any other product candidates that successfully complete clinical development;

•	acquire or in-license additional product candidates;

•	maintain compliance with applicable regulatory requirements;

•	maintain, expand, protect and enforce our intellectual property portfolio;

•	develop and expand our sales, marketing and distribution capabilities for CMP-001 and any other product candidates for which we obtain marketing approval;

•

take temporary precautionary measures to help minimize the risk of the coronavirus to our employees and encounter delays or interruptions related to current development activities, our supply chain, or the third-parties on whom we rely due to the COVID-19 pandemic;

•	expand our infrastructure and facilities to accommodate the planned growth of our employee base; and

•

expand our operational, financial and management systems and increase administrative personnel, including to support our clinical development and commercialization efforts and our operations as a public company.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing and distribution or licensing arrangements. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of CMP-001 or any of our future product candidates.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder.

Components of Our Results of Operations

Revenue

To date, we have not generated any revenue from any sources and do not expect to generate any revenue from the sale of products for the next several years. If our development efforts for CMP-001 or any future product candidates are successful and result in regulatory approval, we may generate revenue in the future from product sales. However, we cannot predict if, when, or to what extent we will generate revenue from the commercialization and sale of CMP-001 or any future product candidates as we may never succeed in obtaining regulatory approval for any of our product candidates. If we enter into license or collaboration agreements for any of our product candidates or intellectual property, we may generate revenue in the future from payments as a result of such license or collaboration agreements, however there can be no assurance that we will be able to enter into any license or collaboration agreements.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities and the development of our technology and our CMP-001 program and include:

•

expenses incurred in connection with the preclinical and clinical development of our technology and CMP-001, including clinical trials under agreements with contract research organizations, or CROs, clinical investigators and consultants;

•	employee-related expenses, including salaries, benefits and travel and stock-based compensation expense, for employees engaged in research and development functions;

•

the cost of contract manufacturing organizations, or CMOs, that manufacture drug product for use in our preclinical studies and clinical trials and perform analytical testing, scale-up and other services in connection with our development activities;

•	costs related to compliance with regulatory requirements;

•	payments made under third-party licensing agreements, such as our license agreement with Kuros Biosciences AG (formerly known as Cytos Biotechnology LTD), or Kuros;

•	facilities and other expenses, which include direct and allocated expenses for facilities, insurance and supplies; and

•	costs related to compliance with regulatory requirements.

We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers. This process involves reviewing open contracts, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. Any nonrefundable advance payments that we make for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. Such amounts are expensed as the related goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered or the services rendered.

Upfront payments under license agreements are expensed upon receipt of the license, and any annual maintenance fees under license agreements are expensed in the period in which they are incurred. Milestone payments under license agreements are accrued. Once accrued, a corresponding expense is recognized in the period in which the milestone is determined to be probable of achievement and the related amount is reasonably estimable.

We do not track our research and development expenses by indication. Our direct external research and development expenses consist primarily of external costs, such as fees paid to CROs, CMOs, research/testing laboratories and outside consultants in connection with our preclinical development, process development, manufacturing and clinical development activities. Our direct research and development expenses also include fees incurred under licensing agreements. We do not allocate these costs to specific indications because they are deployed across the entire the CMP-001 development program and, as such, are not separately classified. We use internal resources primarily to manage our preclinical development, outsourced clinical trials, process development, manufacturing and clinical development activities. These employees work across the entire the CMP-001 development program and, therefore, we do not track their costs by indication.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. As a result, we expect that our research and development expenses will increase substantially over the next several years as we advance CMP-001 into later stages of clinical development toward potential regulatory approval, advance CMP-001 for additional indications, as well as conduct translational research efforts and other preclinical and clinical development, including submitting regulatory filings for any other product candidates we may acquire or develop. In addition to the expected increase in third-party costs, we expect our personnel costs, including costs associated with stock-based compensation, will also increase substantially in the future. In addition, as we advance CMP-001 into potentially registrational clinical trials and, subject to positive data and regulatory approvals, potentially commercialize CMP-001, we expect to incur additional expenses from milestone and royalty payments related to our license with Kuros. See “Business—License Agreement with Kuros.”

We do not believe that it is possible at this time to accurately project total program-specific expenses through commercialization of CMP-001 or any other product candidates we may acquire or develop. This is due to numerous factors, some of which are beyond our control, that are associated with the successful development and commercialization of CMP-001 and any other product candidates we may acquire or develop, including the following:

•	the scope, progress, outcome and costs of our preclinical studies and clinical trials for CMP-001 or any other product candidates we may acquire or develop;

•	making arrangements with third-party manufacturers for both clinical and commercial supplies of CMP-001 or any other product candidates;

•	successful patient enrollment in, and the initiation and completion of clinical trials;

•	raising additional funds necessary to complete clinical development and the potential commercialization, of CMP-001 or any other product candidates;

•	receipt and related terms of marketing approvals from applicable regulatory authorities;

•	the extent of any required post-marketing approval commitments to applicable regulatory authorities;

•	developing and implementing marketing and reimbursement strategies;

•	establishing sales, marketing and distribution capabilities and launching commercial sales of CMP-001 or any other products, if approved, whether alone or in collaboration with others;

•	acceptance of CMP-001 or any other products, if approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies;

•	obtaining and maintaining third-party coverage and adequate reimbursement;

•	obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity for our product candidates;

•	protecting and enforcing our rights in our intellectual property portfolio;

•	significant and changing government regulations; and

•	maintaining an acceptable tolerability profile of the products following approval, if any.

A change in the outcome of any of these variables with respect to the development of CMP-001 or any future product candidates would significantly change the costs and timing associated with the development of that product candidate. We may never succeed in obtaining regulatory approval for any product candidate.

In March 2020 the World Health Organization declared the global novel coronavirus disease 2019, or COVID-19, a pandemic. Although we have begun to experience the impact of the COVID-19 pandemic on our business and operations, we cannot currently predict the scope and severity of any potential business shutdowns or disruptions. As of the date hereof, certain of our ongoing clinical trials are nearing completion and have not been materially affected by the COVID-19 pandemic, and the schedules for the near-term manufacture of CMP-001 at our contract manufacturing partners have also been largely unaffected to date. However, Pfizer has currently paused enrollment of new patients in the ongoing JAVELIN Phase 2 study. Moreover, we are in the planning stages for new clinical trials, and a number of activities are required in order to initiate patient enrollment into these trials. The extent to which these activities may be affected due to COVID-19-related priorities in the hospitals which serve as investigative sites in our studies or the impact of the COVID-19 pandemic on our contract manufacturing partners is unpredictable. We do not currently believe that there will be a significant impact on the development of CMP-001, however we cannot at this time predict the specific extent, duration, or full impact that the COVID-19 pandemic will have on our business plan, financial condition and operations.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits, travel and stock-based compensation expense for personnel in executive, business development, finance, human resources, legal and support functions. General and administrative expenses also include direct and allocated facility-related costs as well as insurance costs and professional fees for legal, patent, consulting, accounting and audit services, investor and public relations services and outsourced information technology services.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support the continued advancement of CMP-001 toward potential commercialization and the future development of any other product candidates that we may pursue. We also anticipate that we will experience a significant increase in accounting, audit, legal, regulatory, compliance and director and officer insurance costs as well as investor and public relations expenses associated with operating as a public company. Additionally, if we believe a regulatory approval of CMP-001 or any other product candidate appears likely, we anticipate an increase in payroll and other employee-related expenses as a result of our preparation for commercial operations to market and sell that product candidate.

Interest Income

Interest income consists of interest earned on our cash and cash equivalent balances. We expect that our interest income will fluctuate based on our ability to raise additional funds as well as the amount of expenditures for our clinical development of CMP-001 and ongoing business operations.

Change in Fair Value of Series B Preferred Stock Tranche Right Liability

In connection with our Series B redeemable convertible preferred stock, or Series B preferred stock, financings in November 2018 and August 2019, we issued shares under purchase agreements that provided investors the right, or obligated investors, to participate in subsequent offerings of Series B preferred stock in the event that we achieve specified milestone events. The series B preferred stock tranche rights associated with the November 2018 financing were settled in March 2019 in connection with the achievement of the specified milestone events and those associated with the August 2019 financing were settled in January 2020 in connection with the achievement of the specified milestone events. We classify the series B preferred stock tranche rights as liabilities on our balance sheets. We remeasure series B preferred stock tranche rights to fair value at each reporting date and recognize changes in the fair value of the of the series B preferred stock tranche right liabilities as a component of other income (expense) in our statement of operations and comprehensive loss. In connection with the sale of Series B preferred stock in January 2020, the remaining liability was settled and we stopped recognizing changes in the fair value of the series B preferred stock tranche right liability.

Income Taxes

There were no provisions for income taxes for the years ended December 31, 2018 and 2019 because we have historically incurred operating losses and we maintain a full valuation allowance against our net deferred tax assets.

On December 22, 2017, the Tax Cuts and Jobs Act, or TCJA, was signed into United States law. The TCJA includes a number of changes to then existing tax law, including, among other things, a permanent reduction in the federal corporate income tax rate from 35% to 21%, effective as of January 1, 2018, as well as limitation of the deduction for net operating losses to 80% of annual taxable income, for losses arising in taxable years beginning after December 31, 2017 (though any such net operating losses may be carried forward indefinitely). The Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, signed into United States law on March 27, 2020 modifies certain provisions of the TCJA with respect to net operating losses. Under the CARES Act, the limitation on the deduction of net operating losses to 80% of annual taxable income is removed for taxable years beginning before January 1, 2021. The tax rate change under the TCJA resulted in (i) a reduction in the gross amount of our deferred tax assets as of December 31, 2017, without an impact on the net amount of our deferred tax assets, which are recorded with a full valuation allowance, and (ii) no income tax expense or benefit being recognized as of the enactment date of the TCJA.

The staff of the Securities and Exchange Commission, or the SEC, issued Staff Accounting Bulletin No. 118 to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the TCJA. In connection with the initial analysis of the impact of the TCJA, we remeasured our deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21% for federal tax purposes. The remeasurement of our deferred tax assets and liabilities was offset by a change in the valuation allowance.

Results of Operations

Comparison of the Three Months Ended March 31, 2019 and 2020

The following table summarizes our results of operations for the three months ended March 31, 2019 and 2020:

	Three Months Ended March 31,
	2019	2020	Change
	(unaudited, in thousands)
Operating expenses:
Research and development	$6,199	$6,313	$114
General and administrative	1,050	1,510	460

Total operating expenses	7,249	7,823	574
Loss from operations	(7,249)	(7,823)	(574)
Interest income	56	22	(34)

Net loss and comprehensive loss	$(7,193)	$(7,801)	$(540)

Research and Development Expenses

Research and development expenses were $6.2 million for the three months ended March 31, 2019, compared to $6.3 million for the three months ended March 31, 2020. The increases during the 2020 period for personnel and consulting costs of $0.7 million and clinical trials of $0.1 million were partially offset by lower contract manufacturing costs of $0.7 million due to the timing of clinical drug supply manufacturing runs.

General and Administrative Expenses

General and administrative expenses were $1.1 million for the three months ended March 2019, compared to $1.5 million for the three months ended March 31, 2020. The increase of $0.5 million was primarily due to increases of $0.3 million in consulting and professional fees and $0.1 million in personnel-related costs.

Interest Income

Interest income was $56 thousand for the three months ended March 31, 2019, compared to $22 thousand for the three months ended March 31, 2020.

Comparison of the Years Ended December 31, 2018 and 2019

The following table summarizes our results of operations for the years ended December 31, 2018 and 2019:

	Year Ended December 31,		Change
	2018	2019
	(in thousands)
Operating expenses:
Research and development	$18,174	$24,254	$6,080
General and administrative	2,820	4,635	1,815

Total operating expenses	20,994	28,889	7,895
Loss from operations	(20,994)	(28,889)	(7,895)
Other income:
Interest income	180	197	17
Change in fair value of series B preferred stock tranche right liability	—	400	400

Total other income	180	597	417

Net loss and comprehensive loss	$(20,814)	$(28,292)	$(7,478)

Research and Development Expenses

Research and development expenses were $18.2 million for the year ended December 31, 2018, compared to $24.3 million for the year ended December 31, 2019. The increase of $6.1 million was primarily due to an increase of $3.1 million in clinical trial expenses, an increase of $2.3 million in CMC and clinical drug supply costs, an increase of $0.4 million in consulting expense and an increase of $0.2 million in personnel related costs. The increase in costs was driven by an increase in overall clinical trial activities for CMP-001 and related manufacturing activities including the supply of CMP-001 to support the clinical trials and process development work. We expect our research and development expenses to increase in the foreseeable future from 2019 levels as we advance CMP-001 into late stage clinical trials in melanoma, initiate additional clinical trials of CMP-001 in other solid tumors, conduct the manufacturing and scale-up activities to support potential commercialization of CMP-001 and commence additional research to support the development of additional product candidates.

General and Administrative Expenses

General and administrative expenses were $2.8 million for the year ended December 31, 2018, compared to $4.6 million for the year ended December 31, 2019. The increase of $1.8 million was primarily due to an increase of $1.0 million in personnel-related costs, including $0.2 million from an increase in non-cash stock-based compensation costs and $0.6 million in consulting and professional fees. We expect our general and administrative expenses to increase for the foreseeable future due to anticipated increases in headcount and as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC, additional insurance expense, investor relations activities and other administrative and professional services.

Interest Income

Interest income was $0.2 million for the year ended December 31, 2018, unchanged compared to $0.2 million for the year ended December 31, 2019.

Change in Fair Value of Series B Preferred Stock Tranche Right Liability

The change in fair value of the series B preferred stock tranche right liability was a gain of $0.4 million for the year ended December 31, 2019. The gain was due to a decrease in the underlying fair value of the Series B preferred stock as of December 31, 2019 compared to the date of issuance in August 2019. The change in fair value of the series B preferred stock tranche right liability associated with the November 2018 issuance of preferred stock was not material between the issuance date and the March 2019 settlement date.

Liquidity and Capital Resources

Overview

We have funded our operations to date primarily with proceeds from the sale of preferred stock and convertible debt. Since inception and through March 31, 2020, we have received net cash proceeds of $89.4 million from sales of our preferred stock. In April 2020, we received $10.0 million from the issuance of convertible promissory notes and in June 2020 we received $75.0 million in additional net proceeds from the sale of Series C redeemable convertible preferred stock. The convertible promissory notes were converted into shares of Series C redeemable convertible preferred stock in June 2020.

Since our inception, we have incurred recurring losses and generated negative operating cash flows. Our net loss was $20.8 million and $28.3 million for the years ended December 31, 2018 and 2019, respectively, and $7.8 million for the three months ended March 31, 2020. As of March 31, 2020, we had an accumulated deficit of $106.9 million. We have not yet commercialized any of our product candidates and we do not expect to generate revenue from sales of any product candidates for several years, if at all. As of March 31, 2020, we had cash and cash equivalents of $3.9 million.

We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents as of March 31, 2020, the proceeds of $10.0 million from the issuance of convertible promissory notes in April 2020 and the proceeds of $75.0 million from the sale of Series C redeemable convertible preferred stock, will enable us to fund our operating expenses and capital expenditure requirements into                . We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. Our future viability beyond that point is dependent on our ability to raise additional capital to finance our operations.

Cash Flows

The following table summarizes our sources and uses of cash for each of the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
			(unaudited)
	(in thousands)
Net cash used in operating activities	$(20,421)	$(26,851)	$(7,827)	$(8,250)
Net cash provided by financing activities	10,926	18,977	10,982	7,973

Net increase (decrease) in cash, cash equivalents and restricted cash	$(9,495)	$(7,874)	$3,155	$(277)

Operating Activities

During the quarter ended March 31, 2019, net cash used in operating activities was $7.8 million, primarily resulting from our net loss of $7.2 million and cash used by changes in our operating assets and liabilities of $0.7 million.

During the quarter ended March 31, 2020, net cash used in operating activities was $8.3 million, primarily resulting from our net loss of $7.8 million and cash used by changes in our operating assets and liabilities of $0.5 million. Changes in operating assets and liabilities in both of the quarterly periods is primarily due to the timing of vendor payments.

During the year ended December 31, 2018, net cash used in operating activities was $20.4 million, primarily resulting from our net loss of $20.8 million, partially offset by non-cash charges of $0.2 million and cash provided by changes in our operating assets and liabilities of $0.2 million.

During the year ended December 31, 2019, net cash used in operating activities was $26.9 million, primarily resulting from our net loss of $28.3 million and the change in fair value of series B preferred stock tranche right liability of $0.4 million, which were partially offset by additional non-cash charges of $0.3 million and cash provided by changes in our operating assets and liabilities of $1.5 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2019 consisted primarily of a $2.0 million increase in accounts payable and accrued expenses, partially offset by an increase of $0.5 million in prepaid expenses and other current assets. Changes in accounts payable, accrued expenses and prepaid expenses in both annual periods were generally due to growth in our business and the timing of vendor invoicing and payments.

Financing Activities

Net cash provided by financing activities consisted primarily of proceeds from the issuance of preferred stock, net of issuance costs, and was $11.0 million and $8.0 million during the quarters ended March 31, 2019 and 2020, respectively.

Net cash provided by financing activities consisted primarily of proceeds from the issuance of preferred stock, net of issuance costs, and was $10.9 million and $19.0 million during the years ended December 31, 2018 and December 31, 2019, respectively.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and clinical trials for CMP-001 and any other product candidates that we may develop or acquire in the future. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company. The timing and amount of our operating expenditures will depend largely on:

•	the initiation, progress, timing, costs and results of current and future preclinical studies and clinical trials for CMP-001 and any other product candidates we may develop or acquire in the future;

•	the cost and timing of the manufacture of additional clinical trial materials and the completion of commercial-scale outsourced manufacturing activities;

•	the costs to seek regulatory approvals for any product candidates that successfully complete clinical trials;

•

the extent to which we experience delays or interruptions to preclinical studies and clinical trials, to our third-party service providers on whom we rely, or to our supply chain due to the COVID-19 pandemic;

•	the need to hire additional clinical, quality assurance, quality control and other scientific personnel

•	the number and characteristics of product candidates that we develop or may in-license;

•

the outcome, timing and cost of meeting and maintaining compliance with regulatory requirements established by the U.S. Food and Drug Administration, the European Medical Agency and other comparable foreign regulatory authorities;

•	the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

•	the terms of any collaboration agreements we may choose to enter into;

•	the cost associated with the expansion of our operational, financial and management systems and increased personnel, including personnel to support our operations as a public company; and

•

the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products, if approved, on our own.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. We do not currently have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. In addition, debt financing would result in fixed payment obligations. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our research, product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

We do not have any material principal contractual obligations and commitments as of December 31, 2019 and March 31, 2020.

We enter into contracts in the normal course of business with CROs, CMOs and other third parties for clinical trials, preclinical research studies and testing and manufacturing services. These contracts are cancelable by us upon prior written notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including noncancelable obligations of our service providers, up to the date of cancellation. The amount and timing of such payments are not known.

We have also entered into license and collaboration agreements with third parties, which are in the normal course of business. We have not included future payments under these agreements since obligations under these agreements are contingent upon future events such as our achievement of specified development, regulatory, and commercial milestones, or royalties on net product sales. As part of our license agreement with Kuros Biosciences AG, or Kuros, we are required to make payments to Kuros for each product that achieves certain development and regulatory milestones. We are obligated to make up to $56.0 million in milestone payments to Kuros related to CMP-001. Included in this total are potential milestones of $2.0 at the initiation of a Phase 2 trial for CMP-001 and $4.0 at the initiation of a Phase 3 trial for CMP-001. We are also required to pay royalties on sales of future products, if any. As of March 31, 2020, we have incurred and paid license fees and milestone payments totaling $2.3 million pursuant to our license agreement with Kuros. These payments are comprised of a license fee of $1.0 million which was recognized in research and development expense in 2015, a $1.0 million milestone payment in connection with the dosing of the first patient in our first Phase 1 clinical trial, which was recognized in research and development expense in 2016, and a $0.3 million license amendment fee in connection with the signing of the second amendment to the license agreement, which was recognized in research and development expense in 2018. See “Business —License Agreement with Kuros.”

We do not currently have any long-term leases. We rent our office space based on a month to month license agreement with the landlord.

Critical Accounting Policies and Significant Judgments and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Accrued Research and Development Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts, communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. We make estimates of our accrued expenses as of each balance sheet date in the financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of the estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to:

•	CROs in connection with preclinical and clinical trials;

•	CMOs and other providers in connection with the production of preclinical and clinical trial materials;

•	investigative sites in connection with clinical trials; and

•	other vendors in connection with our preclinical development activities.

We base our expenses related to preclinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple research institutions and CROs that conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or prepaid expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, the estimated status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period.

Stock-Based Compensation

We measure all stock-based awards granted based on their estimated fair value on the date of the grant and recognize the corresponding compensation expense for those awarded to employees and directors over the requisite service period, which is generally the vesting period of the respective award, and for those awarded to nonemployees over the period during which services are rendered by nonemployees until completed. We have typically issued stock options and restricted stock awards with service-based vesting conditions and we record the expense for these awards using the straight-line method.

We estimate the fair value of each stock option grant using the Black-Scholes option-pricing model, which uses as inputs the fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield.

Determination of the fair value of common stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering our most recently available third-party valuations of common stock, and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. Third-party valuations of our common stock were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Our equity value at November 2018 was calculated using a market approach. In November 2018, we had a recent arm’s length transaction in our preferred stock, which was utilized to calculate the implied value of equity and common stock. In August 2019, we calculated our equity value using an income approach because the arm’s length transaction from November 2018 had occurred approximately 10 months prior and was deemed less relevant.

After our equity value was determined, our common stock values were estimated using both an option pricing method, or OPM, and a hybrid approach. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock only has value if the funds available for distribution to stockholders exceeds the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

The hybrid method utilized both a probability-weighted expected return method, or PWERM, where the equity value in one or more scenarios is assigned, and the OPM. The PWERM is a scenario-based methodology that estimates the fair value of our common stock based upon an analysis of our future values, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate, and then probability weighted to arrive at an indication of value for the common stock.

These third-party valuations were performed at various dates, and resulted in valuations of our common stock of $0.35 per share as of November 30, 2018 and $0.44 per share as of August 14, 2019. In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

•	the prices at which we sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

•	the progress of our research and development programs, including the status and results of preclinical studies and clinical trials for our product candidates;

•	offers we have received to be purchased by prospective buyers;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or sale of our company in light of prevailing market conditions;

•	our stage of development and commercialization and our business strategy;

•	external market conditions affecting the biopharmaceutical industry and trends within the biopharmaceutical industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and results of operations;

•	the lack of an active public market for our common stock and our preferred stock; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

Once a public trading market for our common stock has been established in connection with the closing of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

Grant of Stock-Based Awards

The following table sets forth by grant date the number of shares subject to options granted between January 1, 2018 and March 31, 2020, the per share exercise price of the options, the fair value of common stock per share on each grant date, and the per share estimated fair value of the award:

Grant Date	Type of Award		Number of shares subject to award	Per share exercise price of stock options	Per share fair value of common stock on grant date	Per share estimated fair value of award on grant date
January 7, 2018	Option		475,000	$0.33	$0.33	$0.20
March 27, 2018	Option		30,000	$0.33	$0.33	$0.20
August 3, 2018	Option		100,000	$0.33	$0.33	$0.20
December 17, 2018	Option		3,401,437	$0.35	$0.35	$0.21
March 27, 2019	Option		170,000	$0.35	$0.35	$0.21
June 12, 2019	Option		170,000	$0.35	$0.35	$0.21
September 5, 2019	Option	(1)	150,000	$0.35	$0.44	$0.26
September 20, 2019	Option	(1)	1,004,047	$0.35	$0.44	$0.26
November 13, 2019	Option	(1)	793,894	$0.35	$0.44	$0.26

(1)

For options granted between September 2019 and November 2019, the board of directors determined that the fair value of our common stock was $0.35 per share as of the grant date. However, the fair value of our common stock at the date of the grant was adjusted in connection with a retrospective fair value assessment performed for purposes of recording stock-based compensation expense.

Valuation of Preferred Stock Tranche Right Liability

In connection with our Series B preferred stock financings in November 2018 and August 2019, we issued shares under purchase agreements that provided investors the right, or obligated investors, to participate in subsequent offerings of Series B preferred stock in the event that we achieved specified milestone events. The preferred stock tranche rights associated with the November 2018 financing were settled in March 2019 in connection with the achievement of the specified milestone events and those associated with the August 2019 financing were settled in January 2020 in connection with the achievement of the specified milestone events. We determine the fair value of preferred stock tranche right liabilities based on significant inputs not observable in the market, which represent a Level 3 measurement within the fair value hierarchy. We determine the fair value of preferred stock tranche right liabilities using a binomial model, which considers as inputs the value of the

Series B preferred stock, the expected return of the underlying Series B preferred stock during the period between the valuation date and the expected event date, the probability and timing of achieving the specified milestones as of each valuation date and a discount rate. We determine the fair value per share of the underlying Series B preferred stock by taking into consideration the most recent sales of our convertible preferred stock, results obtained from third-party valuations and additional factors we deem relevant. As of December 31, 2019, the fair value of each Series B preferred stock was $2.20. Preferred stock tranche right liabilities are initially recorded at fair value upon the date of issuance and are subsequently remeasured to fair value at each reporting date. Changes in the fair value of the preferred stock tranche right liability are recognized as a component of other income (expense) in the statement of operations and comprehensive loss. Changes in the fair value of the preferred stock tranche right liability continue to be recognized until the respective preferred stock tranche rights are settled upon achievement of the specified milestone events or expire.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Recently issued accounting pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our financial statements included elsewhere in this prospectus.

Internal control over financial reporting

In the preparation of our financial statements to meet the requirements of this offering, we determined that a material weakness in our internal control over financial reporting existed during our fiscal year 2019 and remained unremediated as of March 31, 2020. See “Risk Factors—We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.”

Quantitative and qualitative disclosures about market risks

Interest rate risk

We are exposed to market risk related to changes in interest rates. Our cash and cash equivalents were held in savings accounts at banking institutions and a money market fund that invests in U.S. Government securities. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because of the short-term nature of the instruments in our portfolio, an immediate 10% change in the interest rate would not have a material impact on the fair market value of our investment portfolio or on our financial position or results of operations.

As of March 31, 2020, we had no debt outstanding and are therefore not subject to interest rate risk related to debt.

Foreign currency exchange risk

Our primary exposure to market risk is foreign exchange rate sensitivity to the British Pound. For the year ended December 31, 2019, we recognized foreign currency transaction gains of $0.1 million. For the three months ended March 31, 2020, we did not recognize any foreign currency transaction gains or losses. These foreign currency transaction gains were recorded as a component of other income (expense) in our statements of operations. An immediate 5% change in the British Pound exchange rate would have a $0.2 million effect on our results of operations.

As we continue to grow our business, our results of operations and cash flows may increasingly be subject to fluctuations due to changes in foreign currency exchange rates, which could adversely impact our results of operations. To date, we have not entered into any foreign currency hedging contracts to mitigate our exposure to foreign currency exchange risk.

Emerging growth company and smaller reporting company status

The Jumpstart Our Business Startups Act of 2012, or JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to not “opt out” of this provision and, as a result, we will adopt new or revised accounting standards at the time private companies adopt the new or revised accounting standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. Other exemptions and reduced reporting requirements under the JOBS Act for emerging growth companies include presentation of only two years of audited financial statements in a registration statement for an initial public offering, an exemption from the requirement to provide an auditor’s report on internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2012, an exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation, and less extensive disclosure about our executive compensation arrangements. We would cease to be an emerging growth company upon the earliest of: (1) the last day of the fiscal year ending after the fifth anniversary of our initial public offering; (2) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (3) the last day of the fiscal year in which we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates as of the prior June 30th; or (4) the issuance, in any three-year period, by our company of more than $1.0 billion in non-convertible debt securities held by non-affiliates.

We are also a “smaller reporting company”, meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Business

Overview

We are a clinical-stage biotechnology company focused on developing and commercializing our proprietary technology to harness the power of the immune system to combat cancer. Our product candidate, CMP-001, is a differentiated Toll-like receptor 9, or TLR9, agonist delivered as a biologic virus-like particle, or VLP, utilizing a CpG-A oligonucleotide as a key component. When injected into a tumor, CMP-001 is designed to trigger the body’s innate immune system, thereby altering the tumor microenvironment and directing activated anti-tumor T cells to attack both the injected tumor and also tumors throughout the body. In a clinical trial of CMP-001 in combination with a systemic checkpoint inhibitor, or CPI, in patients whose tumors were unresponsive or no longer responsive to a CPI, we have observed a best overall response rate of 28%, including post-progression responders. We have assembled a strong management team and infrastructure to evaluate CMP-001 across multiple tumor types in combination with other immunotherapy agents. Our founder, Art Krieg, first reported the discovery of immunostimulatory cytosine-phosphate-guanine, or CpG, DNA in 1995, which, combined with the discovery of TLR9, led to the recognition that synthetic CpG-A oligonucleotides have the ability to stimulate the TLR9 receptor for therapeutic purposes. Our goal is to establish CMP-001 as a foundational immuno-oncology therapy that engages the innate immune system to fight cancer and improve outcomes for patients with a broad range of solid tumors.

Many tumors possess mechanisms to evade the immune system. One such evasion mechanism is through the expression of signaling molecules known as checkpoint proteins, which recruit immuno-suppressive cells the area in and around the tumor. Checkpoint inhibitors, such as antibodies that block programmed death receptor 1, or PD-1, have the ability to reverse this mechanism of evasion, thereby unleashing anti-tumor T cells to destroy tumors. However, except with respect to certain rare tumor types, these therapies are only effective in a minority of patients, as many patients do not have an activated T cell response targeting their tumors. We have observed increased anti-tumor T cell activity in preclinical and clinical studies of the combination of a CPI with an innate immune activator of Type I interferons, or IFN-a, a large subgroup of interferon proteins that help regulate the immune system. Of the many different IFN-a inducers that have been tested in human immune cells, TLR9 agonist CpG-A oligonucleotides have been found to be the most potent in inducing IFN-a. We believe that the distinct mechanism of action of CMP-001, along with its structure as a VLP, leads to the activation of innate immunity in a way that initiates or restores a systemic adaptive immune response with anti-tumor T cells.

To date, CMP-001 has been studied in more than 200 melanoma patients in clinical trials. Our Phase 1b clinical study has evaluated CMP-001 in subjects with advanced anti-PD-1 refractory melanoma in combination with pembrolizumab and as a monotherapy. In this study, as of June 1, 2020, we observed a best objective response rate, or ORR, of 28%, including post-progression responders, when CMP-001 was combined with pembrolizumab. Adverse events were generally manageable, consisting primarily of flu-like symptoms and injection site reactions.

We are also supporting an investigator-initiated Phase 2 trial with CMP-001 in combination with nivolumab in the pre-surgery, or neoadjuvant, setting in patients with resectable melanoma not previously treated with PD-1 blockade. Interim data presented at the Society for the Immunotherapy of Cancer on November 5, 2019 showed a pathological Complete Response, or pCR, rate of 62% and a Major Pathological Response, or MPR, rate of 71%. We believe the results of third party studies that evaluated neoadjuvant PD-1 blockade as a monotherapy or as part of combination therapy with ipilimumab offer valuable insights which support the development of CMP-001 in other anti-PD-1 naïve melanoma indications, such as front-line melanoma, which we intend to pursue in future trials. We expect that we will be required to conduct a randomized trial comparing CMP-001 in combination with PD-1 blockade versus PD-1 blockade alone if we pursue marketing authorization in the future in neoadjuvant melanoma. Historical response rates of other TLR9 agonists in the anti-PD-1 naïve metastatic melanoma setting have shown objective response rates ranging from 49 to 76% in combination therapy as compared to an average of only 34 to 40% with PD-1 therapy alone.

Based on the clinical data we have generated to date, including the favorable tolerability results, we believe there is an opportunity for CMP-001 to be developed as a differentiated immuno-oncology therapy. On the strength of the proof-of-concept clinical results observed in multiple settings of melanoma, we intend to initiate additional trials with CMP-001 in combination with anti-PD-1 antibodies. The following table sets forth the current status of our currently anticipated clinical trials evaluating CMP-001 in melanoma and head and neck squamous cell carcinoma, or HNSCC:

To support these efforts, we have assembled a management team with extensive experience in pharmaceutical and biologic discovery, development and commercialization at leading biopharmaceutical and biotechnology companies including Biogen, Coley, Human Genome Sciences, Eli Lilly, Novartis, Pfizer and Takeda. Since our inception in 2015 through the date of this prospectus, we have raised $175.0 million from our founding investors and other prominent biotechnology institutional investors, including Sofinnova Investments, venBio Partners, F-Prime Capital, Decheng Capital, Longitude Capital, Novo Holdings, Medixci, Omega Funds, Clough Capital Partners, Sectoral Asset Management, and BrightEdge, the venture investment fund of the American Cancer Society.

Our Strategy

Our goal is to become a leading oncology-focused biotechnology company, leveraging our proprietary technology to discover, develop and commercialize transformative treatments to harness the power of the immune system to combat cancer. Key components of our strategy include the following:

Advance the clinical development of CMP-001 toward marketing authorizations for the treatment of melanoma. We plan to conduct a Phase 2 trial in anti-PD-1 refractory melanoma. We believe that data from this trial, if successful, could help support submission of a biologics license application, or BLA. Additionally, we plan to conduct a randomized Phase 2 trial in front-line melanoma.

Develop CMP-001 for use across other relevant tumor types and indications. In addition to our studies in melanoma, we plan to conduct studies to evaluate the potential for activity of CMP-001 in additional tumor types, including head and neck squamous cell carcinoma, or HNSCC.

Maximize the global commercial potential of CMP-001. We plan to build the necessary infrastructure to obtain regulatory approval and commercialize CMP-001 in the United States, while selectively evaluating strategic partnerships in other key markets such as Europe, Japan, and China in order to maximize CMP-001’s commercial potential. Additionally, we have contracted with third-party manufacturers to provide commercial-scale manufacturing to support future clinical trials and the commercialization of CMP-001.

Extend the commercial opportunity of CMP-001 through life cycle management. We plan to evaluate the potential of CMP-001 in combination with additional agents, including agents that target T cells and the tumor microenvironment. In addition, our goal is to investigate additional routes of administration, including subcutaneous injection.

Leverage our proprietary VLP technology to build a development pipeline. We believe our VLP technology confers unique properties that enable immune stimulation. We plan to explore the applicability of our VLP technology as we pursue other innate immune targets beyond TLR9. In addition to our internal drug discovery and development efforts, we plan to explore potential strategic collaborative relationships, partnerships, acquisitions and licensing opportunities to enhance the development of our current programs and access additional novel product candidates.

Our Differentiated Approach

CMP-001 is an investigational, potent and highly selective advanced biological construct designed to enter cells associated with solid tumors and activate TLR9 in patients with various types of cancers. In our clinical studies with CMP-001, we have observed anti-tumor activity in patients whose tumors were previously resistant to CPIs. We believe that the combination of the following key differentiating factors positions CMP-001 to have widespread potential to engage the immune system in patients with a variety of solid tumors.

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Targets One of the Most Promising Innate Immune System Pathways. Development-stage innate immune activators include candidates targeting immune pathways such as STING, RIG-I, TLR4, TLR7/8, TLR9, and oncolytic viruses. While a number of these approaches have demonstrated signs of activity in preclinical studies, we believe innate immune activation via the TLR9 pathway represents a unique and differentiated mechanism for the treatment of cancer in humans. Despite significant differences in the underlying molecular and cellular mechanisms of candidates targeting these distinct pathways, the ultimate goal is the same: to induce a tumor-specific T cell response that will improve survival. We believe anti-tumor T cells are activated by IFN-a, and TLR9 is the only specific activator of the major IFN-a -producing plasmacytoid dendritic cells, or pDCs. Oncolytic viruses, stimulator of interferon genes, or STING, retinoic acid inducible gene I, or RIG-I and other TLR agonists activate natural killer cells, conventional dendritic cells, or cDCs, or monocytes and macrophages, which generate more limited IFN-a responses.

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Unique Molecular Structure of CMP-001 Constitutes Potentially Potent Immune Activator. To our knowledge, CMP-001 is the only investigational CpG-A class TLR9 agonist in clinical trials, and we believe it differs from other CpG classes in clinical development as it is designed to induce high levels of IFN-a. We believe that the unique design of CMP-001, which is intended to deliver a CpG-A oligonucleotide as a VLP, positions our product candidate as a potentially potent immune activator that may offer significant therapeutic advantages over other candidates currently in development, and if approved, we believe CMP-001 has the potential to become a backbone of immunotherapy treatment regimens. Elements that comprise the unique structure of CMP-001 include:

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CpG-A Oligonucleotide Designed to Enable Increased Immune System Activation. CpG-A oligonucleotides contain a native DNA backbone which is cleaved during TLR9 activation in order to generate the strongest possible IFN-a production. In contrast, CpG-B and CpG-C oligonucleotides, used in other TLR9 clinical studies, consist of TLR9 agonists constructed with a phosphorothioate backbone that cannot be cleaved during pDC activation, and therefore induce a lower level of IFN-a production. We believe the differences in molecular structure have a meaningful impact on molecular signaling, and potentially on clinical efficacy. CpG-A activates TLR9 in early endosomes, which is in turn associated with high IFN-a production.

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VLP Technology Designed to Enhance the Effects of T cells in Combination with Checkpoint Inhibitors. We believe that our novel mechanism of action creates significant potential to synergize with CPIs. Our VLP technology is designed to encapsulate and protect the CpG-A oligonucleotide from degradation in the tumor. The first injection of the VLP is administered in an effort to stimulate the production of antibodies to the VLP. On subsequent injections, the antibodies may then bind to the VLP, potentially promoting the uptake of the CpG-A cargo into the pDCs via an activating receptor on the pDCs, FcgRIIA, which we believe enhances the anti-cancer immune effect. In contrast, CpG-B and CpG-C oligonucleotides are taken up via oligonucleotide receptors without this added immune effect from the FcgRIIA. We believe this is an important differentiating factor in the efficacy of our approach.

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Association with Generally Manageable Adverse Events to Date. In our preclinical studies, we observed CMP-001 potently induce IFN-a and lower induction of potentially harmful proinflammatory factors, such as inflammatory cytokines, compared to other innate immune activators that we tested. To date, we have studied the activity of CMP-001 in more than 200 patients. In our ongoing clinical studies as of June 1, 2020, the majority of reported treatment-related adverse events have been mild to moderate in severity, and they have consisted of predominantly flu-like symptoms and injection site reactions. The severity and frequency of these symptoms have decreased over time and have generally been manageable with routine medications.

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Compatibility with Other Treatment Modalities. We believe CMP-001 has the potential to be used in combination with a number of other therapies to treat a variety of solid tumors. These include other T cell CPIs such as blockers of T cell immunoglobulin and mucin domain-3, or TIM-3, and Lymphocyte-activation gene 3, or LAG-3, T cell costimulators such as activators of OX40, or 4-1BB, therapies which block other immune suppressive pathways, such as transforming growth factor beta, or TGF-ß, and Prostaglandin E2, or PGE2, and other innate immune activators.

Background on Innate Immune Modulators in Oncology

The Innate and Adaptive Immune System

The immune system has two main components: the innate immune system that detects and delays infection, and the adaptive immune system that clears infections with T cells. The innate immune system, often referred to as the body’s first line of defense against infection, possesses a variety of receptors for molecules that are present in pathogens or damaged cells, but not in healthy cells. These receptors give the innate immune system the ability to recognize infections and diseased tissue. When activated by these receptors, innate immune cells have some ability to kill pathogens and abnormal cells, but more importantly they also attract, signal to and expand the adaptive immune system. The adaptive immune system, also referred to as the acquired immune system, is highly specific and can differentiate between different types of pathogens or between normal or diseased cells with a strong immune response. After the initial exposure to a specific pathogen, the adaptive immune system develops a memory response that enables it to make an enhanced response to subsequent encounters with the same pathogen, also known as acquired immunity.

Early Cancer Immunotherapy Approaches

For decades, cancer researchers have been looking for ways to redirect the power of the innate and adaptive immune systems from fighting infection to selectively targeting and killing cancer cells, without causing damage to healthy cells. Early approaches in immunotherapy sought to use non-specific immune activators to provide a benefit to cancer patients. In 1986, the U.S. Food and Drug Administration, or FDA, approved IFN-a for the treatment of patients with hairy cell leukemia. In 1998, the FDA approved interleukin-2, a protein that activates T lymphocytes, for the treatment of patients with metastatic melanoma. These therapies were effective in only a small fraction of cancer patients and had substantial systemic toxicity that limited their broader application.

Recent Advances in Cancer Immunotherapy and Limitations of Current Approaches

In the 1990s, researchers discovered that cancer cells are able to block the immune system from attacking the tumor through immune checkpoints such as cytotoxic T-lymphocyte-associated protein 4, or CTLA-4, PD-1, and PD-L1. CPIs work by blocking the interaction of checkpoint proteins found on T cells and the associated receptor proteins found on other cells, including tumor cells. When these proteins bind together, an “off” signal is sent to T cells, muting a potential anti-tumor immune response. This revelation caused researchers to focus on developing CPI therapies, which spurred the approval in the last decade of several CPIs targeting CTLA-4, PD-1, and PD-L1.

Despite the rapid advances in cancer immunotherapy over the last decade, there are significant limitations to treating tumors with CPIs. With the exception of certain rare tumor types, approximately 60-85% of melanoma and head and neck cancers are resistant to CPI treatments as single agents. Additionally, in many types of cancer, such as the majority of colon and prostate cancers, CPIs have been ineffective. In general, CPIs are effective in the treatment of tumors that already show signs of innate immune activation, and where T cells are already present in the tumor. These tumor-infiltrating T cells may be inhibited by the checkpoints, thus treatment with a CPI can unleash these T cells to attack the tumor, providing improved survival for these patients. However, this preexisting T cell response is only present in a minority of patients. We believe there is significant opportunity for the development of novel therapies that can be combined with CPIs to activate and attract anti-tumor T cells into tumors, making immunotherapy potentially effective in a broader range of cancer patients.

Potential for New Therapies

Significant efforts are underway to develop new therapies intended to address the limitations of existing CPI therapies. One of the approaches we believe to have great potential is combining a CPI with an activator of a receptor that stimulates the innate immune system. Innate immune receptors that activate the innate immune system include STING, RIG-I, TLR4, TLR7/8, TLR9, and oncolytic viruses. Innate immune activators of these receptors can enhance T cell activation, trafficking and tumor infiltration, and therefore have the potential to stimulate an increased T-cell response against tumors. TLR9 is unique among these receptors in several ways. First, only TLR9 recognizes and is activated by unmethylated CpG dinucleotides, which are relatively common in bacterial and viral DNA but are suppressed and methylated in human and other vertebrate DNA. Second, in ex vivo experiments using human white blood cells, CpG-A has been shown to be the most powerful activator of a specific type of immune cell called the pDC. The function of pDCs is to produce interferons, and to stimulate the generation of specific T cells. Research studies have shown that the strength of an immune response is highly dependent on interferons. Although the pDC is thought to have evolved to produce these interferons in order to fight viral and other infections, pDCs in tumors can be activated by injecting synthetic CpG dinucleotides into tumors, and thereby stimulating a powerful T cell response against the tumor.

We believe that the use of CpG DNA to activate TLR9, and other treatments utilizing the innate immune system, have the potential to dramatically improve the efficacy of CPIs, which have limited efficacy in patients with no existing cancer immunity or who have become un-responsive to CPI therapy.

Our CMP-001 Program

CMP-001 consists of two components: (1) a capsid protein that is produced by fermentation, and is derived from a QBeta bacteriophage, a single-stranded DNA virus, and (2) a CpG-A DNA oligonucleotide that is manufactured by solid phase synthesis. These two components are combined together under controlled conditions where they self-assemble to form the VLP.

We believe CMP-001 is the only compound utilizing a CpG-A class TLR9 agonist in clinical trials and is differentiated from other CpG classes in clinical development due to its native DNA backbone that is designed to induce high levels of IFN-a. Based on analyses of gene expression in human tumors using transcriptional profiling, we observed that increased IFN-a and related immune gene expression was associated with a better response to PD-1 inhibition. Therefore, we believe our mechanism of action has potential to work synergistically in combination with anti-PD-1/PD-L1 CPIs and other systemically administered immunologic cancer therapies.

Mechanism of Action of CMP-001

The human immune system possesses an innate ability to recognize and attack a wide variety of pathogens, including bacteria, viruses, fungi and parasites, as well as an ability to continuously surveil for dead, dying and diseased tissue. Like humans, viruses and bacteria have DNA that encode their genome. Unlike humans, however, the DNA of viruses and bacteria has a distinct molecular structure with unmethylated CpG DNA which activates dedicated TLR9 receptors in pDCs. CpG DNA are relatively common in bacterial and viral DNA but are suppressed and methylated in human and other vertebrate DNA.

Once in an activated state, pDCs secrete large quantities of IFN-a to put the innate and adaptive immune system in a position to fight off infections and foreign bodies, such as tumors. This activation is critical since, in their resting, unactivated state in the microenvironment of many solid tumors, pDCs play an immunoinhibitory role in which they protect tumors from immune attack. We believe that CMP-001 can reverse this unfavorable pDC phenotype present in many tumors by causing these innate immune cells to trigger the body’s adaptive immune system, leading to a tumor-specific, T cell response.

CMP-001 is designed with unmethylated CpG DNA in order to make it appear like a virus to pDCs. When pDCs capture CMP-001, their TLR9 receptors are activated in a distinct manner from other TLR9 agonists. We believe tumor-associated pDCs activated by CMP-001 drive an anti-tumor response through both the secretion of soluble factors, such as IFN-a expression, and cell-cell interactions that activate other immune cells. As a consequence of this activation, the immune system may recognize cancer cells as foreign or diseased tissue and initiates a cascade of activities designed to locally and systemically kill the cancer.

The graphic below illustrates the mechanism of action of CMP-001. Unactivated pDCs that have been recruited by a tumor help fend off the body’s immune system and protect the tumor from attack. Once the tumor is injected with CMP-001, these tumor-associated pDCs may be activated. In a similar fashion as pDCs would initiate and coordinate an immune attack against a virus, CMP-001 elicits a cascade of anti-tumor effects, starting with the release of high levels of soluble factors, including IFN-a, and continuing with the direct and indirect activation of other immune cell types. These effects can potentially culminate in the generation of large numbers of tumor-targeted T cells capable of killing the tumor both locally and systemically.

Our Development Strategy

Our clinical development strategy for CMP-001 is focused on two key pillars. First, on the strength of our clinical data to date, we intend to continue advancing the clinical development toward a regulatory submission seeking approval of CMP-001 for the treatment of advanced melanoma. Second, because we believe that the mechanism of action for CMP-001 and the potential to enhance the effectiveness of PD-1 blockade are not limited to melanoma, we intend to develop CMP-001 in other relevant tumor types and indications, with an initial focus on head and neck cancer, to evaluate the full potential of this combination for patients with cancers of high unmet medical need.

CMP-001 Clinical Development Strategy

Clinical Data Supporting Our CMP-001 Development Plan

We have based our development plan on interim clinical data from three data sets:

1.	CMP-001 in combination with pembrolizumab in the PD-1 Refractory Melanoma patient setting

2.	CMP-001 in combination with nivolumab in the PD-1 naïve neoadjuvant melanoma patient setting

3.	Single-agent CMP-001 treatment in PD-1 Refractory Melanoma patients

These interim data, which are described in further detail below, show that the drug has been generally well-tolerated as well as has demonstrated preliminary anti-tumor activity in combination with a PD-1 blockade in both PD-1 refractory melanoma and PD-1 naïve, neoadjuvant melanoma patients. While there has not been a head-to-head clinical trial comparing the CMP-001 and anti-PD-1 therapy combination with single agent anti-PD-1 therapy, we believe that the data generated to date supports further clinical evaluation of this combination.

Phase 1b Study of Intratumoral CMP-001 in Subjects with anti-PD-1 Refractory Melanoma

In October 2015, we initiated a two-part Phase 1b clinical trial to assess the effects of CMP-001 in subjects with advanced melanoma. Interim data from this trial, which are described below, have shown that treatment with CMP-001 in combination with pembrolizumab has been reasonably well-tolerated, and that intratumoral CMP-001 has reversed resistance to anti-PD-1 therapy in certain melanoma patients that experienced disease progression on prior anti-PD-1 therapy. We believe these data provide the foundation to pursue further Phase 2 studies with CMP-001 in combination with an anti-PD-1 antibody in patients who have metastatic or unresectable melanoma, particularly those with disease progression despite treatment with PD-1 blockade.

Part 1—Combination Treatment with CMP-001 and Pembrolizumab

Trial Design and Endpoints

In Part 1, which is fully enrolled, adult patients with metastatic or unresectable melanoma who did not respond or had disease progression after at least four doses of treatment that included PD-1 blockade were eligible for enrollment in the trial. The objectives of the study are to determine the recommended dose and schedule of CMP-001 when given in combination with pembrolizumab, or KEYTRUDA, and to assess and describe the safety profile, pharmacodynamics, and anti-tumor activity of the combination. Clinical benefit is being assessed through measurements of objective tumor response and duration of response every 12 weeks by the site investigators according to Response Evaluation Criteria in Solid Tumors, or RECIST, v1.1. Patients with progressive disease were allowed to continue study treatment at the discretion of the investigator.

We enrolled 159 patients and have assessed five doses, two dose schedules, and two formulations of CMP-001 (polysorbate 20, or PS20, at 0.01% and 0.00167% concentrations) in Part 1 of this study given intratumorally in combination with pembrolizumab, which was administered intravenously every three weeks according to the US Prescribing Information. The median age of the patients was 64 years and 56% were male. The median number of prior therapies was two (with a range of one to eight), and all patients received one or more prior regimens containing PD-1 blockade, either as monotherapy (75%) or in combination with other agents (50%). Forty-seven percent of the patients had prior ipilimumab as a single agent and/or in combination with other drugs. The best response to prior therapy that included PD-1 blockade was progressive disease, or PD, in 43% of the patients, stable disease, or SD, in 31% of the patients, PR in 13% of patients and a complete response, or CR, in 4% of patients and 8% were unknown. Prior to enrollment, the last response assessment of PD-1 blocking antibody therapy was PD in 93% of patients, SD in 3% and unknown in 4%. Sixty-five percent of patients had an ECOG performance status of zero and 35% had an ECOG performance status of one. Thirty-six percent had melanoma with a BRAF mutation. The lactate dehydrogenase, or LDH, an adverse prognostic factor in patients with melanoma, was elevated in 42% of patients at baseline. The baseline disease locations in patients enrolled to the study included skin only in 8% of patients, lymph nodes (with or without skin lesions) in 19%, soft tissue (with or without skin lesions or lymph node metastases) in 13%, bone (with or without skin, lymph nodes, or soft tissue but without visceral metastases) in 4%, and any visceral metastases in 55%.

Interim Data—Anti-tumor Activity

We believe that we have demonstrated proof of concept for CMP-001 in combination with pembrolizumab in the PD-1 refractory melanoma patient setting based on the interim results from this trial. The waterfall plot below shows the best percent change from baseline in target lesion size in patients treated with CMP-001 and pembrolizumab as of a cut-off date of June 1, 2020. This figure includes the 98 patients who initiated treatment with intratumoral CMP-001 in 0.01% polysorbate 20, or PS20, which was selected for subsequent development based on the results of this study. We observed that 28% of these 98 patients had a best response of partial or complete response, including patients who responded to continued treatment after initial disease progression. The group of 98 also had a best ORR by RECIST v1.1 of 23%. The best ORR in the 61 patients who initiated treatment with intratumoral CMP-001 0.00167% PS20 was 11%. While to our knowledge, there has not been a study reported of single-agent anti-PD-1 in patients with PD-1 refractory melanoma, we believe that a response rate above 6-7% would be indicative of a treatment effect in excess of anti-PD-1 treatment alone.

CMP-001 + Pembrolizumab in Anti-PD-1 Refractory Melanoma

The interim efficacy results of CMP-001 in patients with an objective response in this study is further depicted in the following swimmer plot, which presents individual patient response assessments, duration of response, and status on study for the 30 patients with a partial or complete response by RECIST v1.1 criteria and the seven patients who experienced a response after initial disease progression. The Kaplan-Meier analysis produced a median duration of response of 19.9 months for all 37 responders depicted in the plot and 13.9 months for the 30 responders with a RECIST v1.1 response as of the cutoff date.

CMP-001 + Pembrolizumab in Anti-PD-1 Refractory Melanoma

We believe that the response rate and durability of response observed with CMP-001 treatment in combination with pembrolizumab in these patients provides strong evidence that CMP-001 administered intratumorally in combination with PD-1 blockade has the potential to address the unmet medical need for patients with melanoma that is progressing despite administering a PD-1 blockade. The activity of CMP-001 in combination with pembrolizumab was observed in both injected and non-injected target lesions, as shown in the figure below. The magnitude of regression between the injected and non-injected lesions was similar. In these responding patients, the mean regression across all injected target lesions was 55% and the mean regression across all non-injected target lesions was 53%.

CMP-001 + Pembrolizumab in Anti-PD-1 Refractory Melanoma

Systemic Activity Observed in Non-Injected Lesions of Responding Patients

Data as of June 1, 2020

Note: SLD = sum of the longest diameter

One example of a reduction in non-injected target lesions is shown in the images below. The CT scans below are from a 48-year-old woman with bilateral lung metastases who had progressive melanoma before study entry despite several prior lines of treatment, including ipilimumab adjuvant interferon, pembrolizumab, aflibercept, Interleukin-2. She received CMP-001 injections into a lymph node in her right groin (inguinal) in combination with pembrolizumab. As shown below, she experienced a reduction of more than 70% in her lung metastases at 48 weeks, and, as of August 8, 2019, the response was ongoing after more than 2.5 years.

Interim Safety Results

As of June 1, 2020, of the 159 patients enrolled in Part 1 of the Phase 1b study, all but three have experienced at least one adverse event assessed as treatment-related by the investigator. The most common adverse events were mostly Grade 1 or 2 and include flu-like symptoms and injection site reactions. Treatment-related adverse events reported in at least 20% of subjects included: chills (119 patients, 75%); pyrexia (97 patients, 61%); fatigue (87 patients, 55%); nausea (77 patients, 48%); vomiting (50 patients, 31%); injection site pain (47 patients, 30%); headache (46 patients, 29%); diarrhea (35 patients, 22%); decreased appetite (34 patients, 21%); and back pain (33 patients, 21%). Sixteen patients (10%) discontinued treatment due to an adverse event. Adverse events leading to treatment discontinuation which were considered related to treatment included pneumonitis (n=2) and atrial fibrillation, chills, diarrhea, disseminated intravascular dissemination, dyspnea, generalized edema, muscular weakness, pancreatitis (n=1 each). Twenty-seven patients (17%) experienced a treatment-related serious adverse event, or SAE which included hypotension (n=7, 4%); pyrexia, cytokine release syndrome, muscular weakness (n=2, 1.3%); adrenal insufficiency, arthritis, asthenia, AST increased, atrial fibrillation, basal ganglia infarction, bronchitis, cardiac failure congestive, chills, confusional state, deep vein thrombosis, diarrhea, disseminated intravascular coagulation, encephalopathy, eye inflammation, fatigue, generalized edema, intracranial hemorrhage, nausea, peripheral edema, peripheral ischemia, pneumonitis, tumor pain, vomiting (n=1 patient, 0.6%).

Fifty-eight patients (37%) experienced one or more treatment-related adverse events of Grade 3 or higher. The most common Grade 3 or 4 treatment-related adverse events reported in at least three patients included hypotension (n=11, 7%), hypertension (n=8, 5%), chills, back pain (n=5 each, 3%), increased AST, hypoxia, pyrexia (n=4 each, 2.5%), anemia, increased ALT, arthralgia, and hypophosphatemia (n=3 each, 2%).

Part 2—Monotherapy Treatment with CMP-001

Trial Design and Endpoints

In Part 2 of the Phase 1b clinical study, which has been fully enrolled, adult patients with metastatic or unresectable melanoma who did not respond or had disease progression after at least four doses of PD-1 blockade were eligible for treatment. The objectives of the study are to evaluate the safety, tolerability and anti-tumor activity of monotherapy CMP-001. Patients with progressive disease on CMP-001 monotherapy had the option to receive CMP-001 in combination with pembrolizumab.

Interim Anti-tumor Activity

In an interim analysis of the ongoing study as of June 1, 2020, 40 patients were treated with intratumoral CMP-001 at initial doses of 5 mg or 10 mg. The median age of the patients was 68 years and 65% were male. The median number of prior lines of treatment was 2 (range=1, 7). Lactate dehydrogenase was elevated in 45% of the patients and 30% had a BRAF mutation. The ECOG PS was 0 in 50% and 1 in 50% of the patients. The last response on therapy containing a PD-1 blocking antibody was progressive disease in 80.0% (32 subjects), stable disease in 10.0% (4 subjects), partial response in 5.0% (2 subjects), and unknown in 5.0% (2 subjects). The best response on therapy containing a PD-1 blocking antibody was progressive disease in 23.0% (9 subjects), stable disease in 45.0% (18 subjects), partial response in 13.0% (5 subjects), complete response in 5.0% (2 subjects), and unknown in 15.0% (6 subjects). Forty-three percent of the patients received prior treatment with ipilimumab as a single agent and/or in combination with other agents. As of the cutoff date, seven patients achieved a partial response for a best ORR of 18%. The swimmer plot below shows the duration of the last prior PD-1 blocking antibody therapy, time between last PD-1 blocking antibody and first CMP-001 dose, best response to CMP-001, and duration of study treatment for the seven patients who achieved a partial response as of June 1, 2020 to CMP-001 monotherapy. Four of these responses were subsequently confirmed and, as of June 1, 2020, the response duration for these patients was 14.1+, 8.7, 3.6+, and 2.8+ months.

One of these patients, an 85-year-old man, had a best response of disease progression after being on pembrolizumab for two months, followed by a best response of progressive disease during treatment with pembrolizumab and T-VEC prior to study entry. He received CMP-001 into an intraparotid lymph node lesion, and developed a PR from Week 8 through Week 32, characterized by a reduction in the injected lesion, as well as a non-injected submandibular lymph node tumor on the same side and a non-injected 1.5 cm liver lesion, which reduced to 0.9 cm after Week 44. Another patient achieved a PR in an injected left neck lymph node that was accompanied by reduction in a right axillary lymph node tumor. While this is a limited data set, we believe these two cases provide evidence regarding the potential for a systemic response in non-injected target lesions with treatment with CMP-001.

CMP-001 Intratumoral Dosing Study

Duration of CMP-001 Treatment and RECIST V1.1 Disease Status over Time for Monotherapy RECIST Responders (N=7)

Data as of June 1, 2020

Patients enrolled in Part 2 are allowed to have pembrolizumab added to their CMP-001 continuing regimen at the time of disease progression. While we believe the early activity observed in patients treated with of CMP-001 is encouraging, the duration of response with CMP-001 monotherapy has been less than observed in combination with PD-1 blockade. We therefore plan to focus subsequent development of CMP-001 in combinations that include PD-1 blockade.

Interim Safety Results

As of June 1, 2020, forty patients enrolled and 38 (95%) had at least one treatment-related adverse event. The most common treatment-related adverse events (reported in at least 20% of patients) to single-agent CMP-001 included chills (20 patients, 50%); nausea, pyrexia (18 patients, 45%); fatigue, headache (14 patients, 35%), hypotension (10 patients, 25%); back pain, decreased appetite (9 patients, 23%), and vomiting (8 patients, 20%).

Nine patients (23%) experienced one or more treatment-related Grade 3 adverse events, which included hypotension (2 patients, 5%), and increased ALT, increased AST, bone pain, bradycardia, flank pain, headache, hypertension, infusion related reaction, pyrexia, rash, spinal pain, and syncope (1 patient, 3%). There were no Grade 4 or 5 treatment-related adverse events reported at the time of data cut-off.

Six patients (15%) experienced one or more treatment-related serious adverse events, or SAEs. SAEs considered related to study treatments included hypotension (3 patients, 8%) and bradycardia, chills, cytokine release syndrome, dizziness, headache, nausea, pemphigoid, presyncope, rash, and syncope (1 patient, 3%).

Three subjects discontinued study treatment due to adverse events considered related to study treatment. One subject had bradycardia, hypotension, and presyncope, one subject had an injection site reaction, and one subject had headache, nausea, chills and rigors.

Investigator-sponsored Clinical Trial of CMP-001 in Combination with Nivolumab in PD-1 Naïve Neoadjuvant Melanoma Patient Setting

We are currently supporting an investigator-sponsored clinical trial in PD-1 naïve neoadjuvant melanoma. In August 2018, investigators at the University of Pittsburgh Medical Center began a study to evaluate CMP-001 in combination with nivolumab as neoadjuvant therapy in patients with resectable melanoma not previously treated with PD-1 blockade. Interim data from this trial, as described below, have shown that CMP-001 in combination with nivolumab has been generally well-tolerated and has not delayed or complicated surgery. We believe the high interim pCR and MPR rates observed in this investigator-sponsored study, combined with the favorable tolerability results, provides supporting evidence regarding the potential of CMP-001 in combination with PD-1 blockade in patients with melanoma naïve to PD-1 blockade in both the neoadjuvant and front-line settings.

Trial Design and Endpoints

To be eligible to participate in the trial, patients must have resectable Stage IIIB, IIIC, or IIID melanoma and have never received treatment that included PD-1 blockade. As shown in the figure below, the trial design consists of weekly doses of CMP-001 for seven consecutive weeks in combination with three doses of nivolumab at two-week intervals. Patients undergo surgical resection and recovery between weeks eight and 10, after which they will receive adjuvant nivolumab in combination with CMP-001 administered local regionally and draining of lymph nodes for up to 54 weeks. The primary endpoint of this study is to evaluate MPR in patients with stage IIIB/C melanoma following 7 weeks of nivolumab and injected CMP-001. The secondary objectives are to evaluate safety, relapse-free survival, or RFS, and overall survival, or OS, in patients with stage IIIB/C melanoma following 52 weeks of nivolumab/CMP-001 combination.

Interim data from this ongoing study were presented on November 9, 2019 at the 34th Annual Meeting of The Society for Immunotherapy of Cancer and are described below.

Interim Anti-Tumor Activity

As of a cutoff date of October 1, 2019, 22 patients were enrolled in the trial, and 21 had completed neoadjuvant treatment and surgery. Patients had a median age of 60 years (with a range from ages 20-76), and 10 male and 12 female patients were included in the interim analysis.

Despite the short duration of neoadjuvant treatment, 11 of the 22 evaluable patients had a PR by RECIST v1.1. The MPR rate was 71% and the pCR rate was 62%. The median follow-up in this study was six months, and one patient who did not have a pathological response to the neoadjuvant treatment relapsed. Biopsies from patients with a pathological response to CMP-001 in combination with nivolumab showed increased density of intratumoral cluster of differentiation 8, or CD8+, and T cells and serological studies revealed an increased fraction of circulating CD8+Ki67+ T cells in the blood, suggesting that treatment with CMP-001 and nivolumab was able to activate CD8+ T cells and facilitate T cell infiltration of the tumor microenvironment. We believe this is important, as tumors that exclude T cells are less likely to respond to immunotherapy with PD-1 blockade.

Interim Safety Results

The treatment with CMP-001 and nivolumab was observed to be well-tolerated and only one treatment related Grade 3 adverse event (colitis), which was attributed to nivolumab, was observed. The remainder were Grade 1 or 2 adverse events, including flu-like symptoms and injection site reactions. All patients in the trial proceeded to surgery, and there were no reported delays or complications as a result of therapy related toxicity.

Third-Party Neoadjuvant Data

In a randomized, non-comparative trial of four doses of nivolumab at two-week intervals in 12 patients and nivolumab plus ipilimumab at three week intervals in 11 patients conducted at MD Anderson Cancer Center, nivolumab yielded a pCR rate of 25% and ORR of 25% as measured by RECIST v.1.1, while nivolumab plus ipilimumab resulted in a pCR rate of 45% and ORR of 73%. This study was stopped early due to the inferior outcomes with nivolumab monotherapy and the high rate of Grade 3 or higher adverse events (75%) with the combination. In the OpACIN-neo study conducted by the Netherlands Cancer Institute, 86 patients were randomized and treated in one of three cohorts of nivolumab and combined with ipilimumab at varying doses and schedules. The objective response rate ranged from 35% to 63%, and the pCR rate ranged from 23% to 57% across the cohorts. The rate of Grade 3 or higher adverse events ranged from 20 to 50%, and one of the three cohorts was closed by the Data Safety Monitoring Board for toxicity.

Phase 1b Study of Subcutaneous CMP-001 In Subjects with Advanced Melanoma

Trial Design and Endpoints

In January 2017, we initiated a two-part clinical trial of CMP 001 administered subcutaneously in combination with pembrolizumab in subjects with advanced melanoma to evaluate whether subcutaneous CMP-001 is a viable route of treatment in combination with PD-1 blockade. This study was undertaken to evaluate whether subcutaneous injection near the tumor or in the tumor-draining lymph node bed is able to generate a T cell-specific anti-tumor immune response. To be eligible for this study, patients are required to have metastatic or unresectable melanoma and have continued disease progression despite at least four doses of treatment that included PD-1 blockade. The objectives of the study are to determine the recommended Phase 2 dose of CMP-001 when administered subcutaneously in combination with pembrolizumab, and to assess and describe the safety profile, pharmacodynamics, and anti-tumor activity of the combination. CMP-001 was to be injected into an area corresponding to the lymphatic drainage for one or more melanoma lesions. Clinical benefit was assessed through measurements of objective tumor response and duration of response every 12 weeks by the site investigators according to RECIST v1.1. Patients with progressive disease are allowed to continue study treatment at the discretion of the investigator.

Study Status

As of a cutoff date of June 1, 2020, in the Part 1 dose-escalation phase of the study, 27 patients were administered CMP-001 subcutaneously at doses ranging from 5 mg to 17.5 mg. The highest planned CMP-001 dose is 20 mg. No patients have been enrolled to Part 2 of the study.

Interim Anti-tumor activity

As of the cutoff date, 25 patients were evaluable for efficacy assessments, and the best ORR was 8% (2 of 25 evaluable patients by RECIST v.1.1 criteria) and included best responses of one CR and one PR, both in the 10 mg dose group (n=8). There were eight (32%) patients with a RECIST v1.1 best response of stable disease, eleven (42%) patients with a RECIST v1.1 best response of progressive disease, and four (16%) patients who discontinued prior to having a post baseline tumor assessment.

Interim Safety Results

As of the cutoff date in the Part 1 Dose Escalation Phase of the CMP 001-002 study, 27 patients received CMP-001 SC. All but four patients had at least one adverse event assessed as treatment-related by the Investigator. Most were Grade 1 or 2 adverse events, and included flu-like symptoms and injection site reactions. Four patients (15%) had one or more treatment-related adverse events of CTCAE Grade 3 or higher which included increased LDH, erythema multiforme, fatigue, pain and tumor pain (1 patient, 4%). One patient (4%) discontinued treatment due to an adverse event of pain due to disease progression that was unrelated to study treatment. Two patients (8%) had a treatment-related serious adverse event. One patient had Grade 3 tumor pain in the abdomen and one had Grade 3 erythema multiforme. Adverse events considered related to study treatment occurring in at least 20% of patients included fatigue (14 patients, 52%); chills (6 patients, 22%), and nausea (6 patients, 22%).

Clinical Development Plans

Subject to the impact of the disease caused by the novel coronavirus, or COVID-19, on our business, we plan to conduct two new clinical studies in melanoma: a Phase 2 trial in anti-PD-1 refractory melanoma and a randomized Phase 2 trial in front-line melanoma. In addition to our studies in melanoma, we intend to conduct multiple studies to evaluate the potential for activity of CMP-001 in additional tumor types, including HNSCC and other tumor types.

I. Development Plan for CMP-001 For the Treatment of Melanoma

The first priority in our development strategy is to progress toward registration for the treatment of both front-line and PD-1 refractory melanoma. We believe that the interim data described above provide supportive evidence of CMP-001’s activity in combination with PD-1 blockade, and we intend to initiate clinical trials to advance toward applications for marketing authorization for CMP-001 for the treatment of anti-PD-1 refractory melanoma and front-line melanoma.

Phase 2 Clinical Trial in Anti-PD-1 Refractory Melanoma

Subject to ongoing interactions with the FDA and the impact of the COVID-19 pandemic on our business, we intend to conduct a multicenter, open-label, Phase 2 study of intratumoral CMP-001 in combination with intravenous anti PD-1 antibody in approximately 100 subjects with anti-PD-1 refractory melanoma. We plan to conduct this study at clinical sites in the United States, with the primary objective of determining confirmed ORR as assessed by Blinded Independent Central Review, or BICR, based on RECIST v1.1. Secondary endpoints may include the determination of the duration of response, safety, Progression Free Survival, or PFS, Overall Survival, or OS, the tumor regressions in non-injected lesions, immunogenicity, pharmacokinetics, and pharmacodynamics.

Randomized Phase 2 Clinical Trial in Front-line Melanoma

We also intend, subject to the impact of the COVID-19 pandemic on our business, to conduct a multi-center, Phase 2 randomized, active-controlled, open-label study of intratumoral CMP-001 in combination with intravenous anti-PD-1 antibody versus intravenous anti-PD-1 antibody in approximately 140 subjects with front-line melanoma. The primary objective is intended to be a comparison of the confirmed ORR as assessed by BICR based on RECIST v1.1. Secondary endpoints are intended to be designed to compare the safety, PFS, OS, and response in injected and non-injected lesions between the two arms.

We believe that these trials will inform and enable a registration strategy in PD-1 naïve front-line melanoma, PD-1 refractory melanoma, or both.

Regulatory Status of Melanoma Development Program

In February 2020, we received Orphan Drug Designation for CMP-001 for the treatment of Stages IIb-IV melanoma.

In March 2020, we met with the FDA to discuss the potential for pursuing accelerated approval of CMP-001 based upon the single-arm study in anti-PD-1 refractory melanoma described above, and to pursue full approval in CPI-naïve front-line melanoma based upon a randomized trial comparing CMP-001 in combination with PD-1 blockade vs. PD-1 blockade alone. With respect to our plans to seek accelerated approval in anti-PD-1 refractory melanoma, the FDA indicated that we would likely be required to provide ORR data from a randomized trial to assess the contribution of individual components to the effect of the combination. We plan to generate ORR data from the planned randomized front-line melanoma trial described above, but there is no guarantee that such ORR data will support a BLA seeking accelerated approval of CMP-001 in anti-PD1 refractory melanoma.

We intend to seek data exclusivity or market exclusivity for our product candidates provided under the Federal Food, Drug and Cosmetic Act, or FDCA, and similar laws in other countries. We believe that CMP-001 could qualify for 12 years of data exclusivity, from the date of approval, under the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which was enacted as part of the Patient Protection and Affordable Care Act. Under the BPCIA, a BLA cannot be submitted to the FDA until four years, or if approved by the FDA, until 12 years, after the original brand product identified as the reference product is approved under a BLA. The BPCIA provides an abbreviated pathway for the approval of biosimilar and interchangeable biological products.

II. Develop CMP-001 For Use Across Other Tumor Types and Indications

We believe the mechanism of action for CMP-001 has the potential to be developed to address any cancer where PD-1 blockade has shown some degree of efficacy, but where significant unmet medical need remains. Subject to the impact of the COVID-19 pandemic on our business, we currently expect to initiate a clinical trial in HNSCC in patients who have not yet received treatment with PD-1 blockade, and we are exploring the possibility of a basket study to assess CMP-001 in combination with PD-1 blockade in multiple cancers where PD-1 blockade has demonstrated encouraging but limited efficacy. We are also collaborating with Pfizer, Inc., or Pfizer, and supporting a small number of investigator-sponsored studies in melanoma and other cancers.

CMP-001 and Pembrolizumab in PD-1 Naïve HNSCC

Subject to the impact of the COVID-19 pandemic on our business, we currently intend to initiate a Phase 2 study of CMP-001 and pembrolizumab in approximately 43 patients with HNSCC that have not been previously treated with PD-1 blockade. Eligible patients for this study are expected to have recurrent or metastatic cancers of the oropharynx, oral cavity, hypopharynx, or larynx that are incurable with available therapies. Treatment is expected to include intratumoral injections of CMP-001 combined with pembrolizumab at its approved dose and schedule. The primary endpoint is expected to be ORR, and secondary endpoints are expected to include duration of response, disease control rate, safety, and PFS and OS.

CMP-001 and Avelumab in PD-1 Naïve HNSCC

Collaboration with Merck KGaA and Pfizer

In September 2018, we entered into a clinical collaboration with Merck KGaA and Pfizer in the Pfizer-sponsored JAVELIN Medley Study. Combination F in the JAVELIN Medley Study evaluates the safety and efficacy of three cohorts: 1) avelumab in combination with CMP-001; 2) avelumab in combination with CMP-001 and utomilumab, and c) avelumab in combination with CMP-001 and PF-04518600 in patients with advanced SCCHN resistant to prior PD-1 blocking antibody. Each combination will be studied individually in 2 study parts: 1) a Phase 1b Lead-in part to evaluate safety, and determine the maximum tolerated dose, or MTD, or maximum administered dose and recommended Phase 2 dose (if applicable), of the combination, and 2) a Phase 2 part to evaluate efficacy and further evaluate safety of the selected dose from the Phase 1b portion. Up to 60 subjects are expected to be enrolled in the study.

The first patient was dosed in this ongoing study in October 2019. To date, no data have been reported by Pfizer. In light of the COVID-19 pandemic, Pfizer has currently paused enrollment of new patients in the ongoing JAVELIN Phase 2 study.

CMP-001 and PD-1 Blockade in a Basket Trial with Multiple Cancers

Subject to the impact of the COVID-19 pandemic on our business, we are exploring the possibility of a Phase 2 basket trial of CMP-001 and PD-1 blockade in patients with cancers where PD-1 blockade is approved but where we believe unmet medical need remains. The design of this study is not finalized, but we expect it may include a range of cancers potentially including metastatic or recurrent triple negative breast cancer, urothelial carcinoma, cutaneous squamous cell skin cancer, Merkel cell carcinoma, soft tissue sarcoma, anal cancer, cervical cancer, or gastroesophageal cancer. We intend to utilize an adaptive design to potentially rapidly identify signals of anti-tumor activity.

Investigator-Sponsored Clinical Trials in Cancers with High Unmet Medical Need

We are currently supporting four investigator-sponsored studies where CMP-001 is administered in combination with other cancer immunotherapy treatments, with or without radiation therapy, in patients with metastatic mismatch repair proficient colorectal cancer, triple negative breast cancer, pancreas cancer, and lymphoma. Of these, only the trial in metastatic colorectal cancer discussed below, has initiated patient enrollment.

Combined Immunotherapy and Radiosurgery for Metastatic Colorectal Cancer

In December 2018, investigators from Sheba Medical Center in Israel initiated a single institution study to evaluate the safety and tolerability of CMP-001 in combination with nivolumab, ipilimumab, and radiosurgery in patients with metastatic colorectal cancer and liver metastases. To be eligible to participate, patients must have colorectal cancer with at least two metastases to the liver and have previously received two or more standard therapies. Patients with a phenotype with high microsatellite instability or a known mismatch repair deficiency are excluded from the study. Nivolumab will be administered at a dose of 3mg/kg every two weeks. Ipilimumab will be administered at a dose of 1mg/kg every six weeks. CMP-001 will be administered both into the liver metastasis (once), and also injected subcutaneously (four times, over six weeks) at a dose of 5-10 mg. Once the safety of nivolumab, ipilimumab, and CMP-001 is established, subsequent patients will receive three radiation treatments to a single liver metastasis, followed by nivolumab, ipilimumab, and CMP-001 as outlined above.

The objectives of the study are safety, response in the non-injected, non-irradiated lesions and PFS. Patients will be treated with radiosurgery to liver metastases, followed by subcutaneous and intratumoral injections of CMP-001 combined with nivolumab and ipilimumab until disease progression or up to 24 months in the absence of disease progression or unacceptable toxicity. Efficacy endpoints will be based upon a non-irradiated lesion.

Our Market Opportunity

Although remarkable progress has been made in the treatment of cancer with the development of targeted immuno-oncology therapies such as CPIs, only a minority of the patient population is responsive to these therapies. We believe CMP-001 is well positioned to address an unmet need in this area and potentially become a new foundational therapy across numerous immuno-oncology treatment regimens. Our initial potential market opportunities for CMP-001 include melanoma and HNSCC and we plan to explore opportunities in other solid tumors in the future.

Melanoma

Melanoma is a serious form of skin cancer that arises from a particular skin cell type called a melanocyte. Melanoma is a particularly dangerous form of cancer because of its ability to spread to other organs rapidly if not surgically removed at an early stage, as well as low response rates and limited durability of response when treated with commonly used chemotherapeutics. In 2020, melanoma of the skin is estimated to be the fifth most diagnosed cancer, and accounts for approximately 1% of all skin cancers in the U.S. According to the American Cancer Society, there will be an estimated 100,350 new diagnoses and approximately 6,850 patients will die as a result of melanoma in the United States in 2020.

Most cases of melanoma are diagnosed at an early-stage and can often be cured with surgery alone. Patients diagnosed with early-stage melanoma typically have a five-year survival rate of 99%. More advanced melanoma can result in widespread metastasis to organs, including the skin, lung, brain, liver or intestines, and is less responsive to systemic therapy. Until the introduction of CPIs, treatment for metastatic melanoma primarily included surgery, radiation therapy, chemotherapy, interferon, or a combination of these treatments. According to data from the Surveillance, Epidemiology, and End Results, or SEER, program, the five-year survival rate for metastatic melanoma patients is only approximately 25%.

Multiple novel immunotherapies including ipilimumab (approved in 2011), pembrolizumab (approved in 2014), nivolumab (approved in 2014) and combination therapy with ipilimumab and nivolumab (approved in 2015) have been approved in recent years. These groundbreaking therapies have changed the treatment landscape for metastatic melanoma and dramatically improved both response and survival rates for patients. Monotherapy treatment with anti-PD-1 antibodies pembrolizumab and nivolumab has become the new standard of care in this setting. Additionally, a number of targeted therapy combinations, which target cells with changes in the gene that encodes the B-Raf protein , or BRAF, or related mitogen-activated protein kinase, or MEK, genes, have also been approved in recent years. These treatments include vemurafenib in combination with cobimetinib, dabrefenib in combination with trametinib and encorafenib in combination with binimetinib. Since their approval, these immunotherapies have received numerous label expansions beyond metastatic melanoma.

Despite the significant rates of responses achieved with CPIs compared to historical standards of care in patients with metastatic melanoma, a large portion of patients still do not respond to immunotherapy and only about half of all melanomas have genetic mutations that make them suitable for treatment with targeted therapies. Therefore, predictive biomarkers are needed to determine who is most likely to respond to PD-1 inhibitors, as well as new strategies to overcome the body’s resistance to PD-1 inhibitors. Current treatment options are also limited for patients whose melanoma no longer responds to immunotherapy. Because of these limitations, additional novel therapies are needed to expand the potential of immunotherapy to more patients.

Based on key opinion leader discussions, we believe that the majority of patients with melanoma have at least one lesion that is accessible for intratumoral injection. These include cutaneous and sub-cutaneous lesions as well as palpable lymph nodes. To the extent that injection of a single lesion has been shown to have a systemic (abscopal) effect, patients with a single accessible lesion may be candidates for treatment with drugs administered by intratumoral injection. In clinical trials with CMP-001, injections have often been performed in outpatient clinics, by physicians, nurse practitioners, and nurses—often without the need for any imaging to assist in the procedure. These injections have been generally described to be similar to subcutaneous injections with various agents.

Head and Neck Squamous Cell Carcinoma (HNSCC)

HNSCC represents a number of different malignant tumors that develop in or around the throat, larynx, nose, sinuses and mouth, and accounts for approximately 3.6% of all cancers in the United States. Most head and neck cancers are squamous cell carcinomas. According to the American Cancer Society, there will be an estimated 53,260 new diagnoses and approximately 10,750 patients will die as a result of head and neck cancer in the United States in 2020. HNSCC is more than twice as prevalent among men, and most cases are believed to be related to tobacco or alcohol use. The human papilloma virus is an important and common cause of head and neck cancer, particularly in younger patients. According to the American Cancer Society, the five-year survival rate for HNSCC is approximately 65%.

Treatments for HNSCC include surgery, radiation therapy, chemotherapy, targeted therapy, or a combination of treatments. HNSCC tumors are an attractive setting for immunotherapy clinical research as they have a high tumor mutation burden leading to the expression of a number of tumor-specific antigens that could lead to recognition by the adaptive immune system and killing of the tumor by tumor-specific T cells. While nivolumab was approved for treatment of patients with recurrent and metastatic HNSCC with ORR of 13.3% and pembrolizumab was approved for first-line treatment of HNSCC with ORR of 19%, based on the ORR for these agents, we believe there is a significant unmet clinical need for new treatment options.

Other Cancers

While CPIs have changed the treatment paradigm and improved outcomes for patients with melanoma, non-small cell lung carcinoma, or NSCLC, Hodgkin lymphoma, and cancers with high microsatellite instability, treatment for other cancers including urothelial, gastrointestinal, breast, pancreatic, prostate, sarcoma, and colorectal cancer have met with varying degrees of success and CPIs have generally been less effective. Tumors with few somatic mutations, such as pancreatic and prostate cancers, are generally believed to be more resistant to PD-1 and will no longer be in use.

Substantial efforts and investments have been made to improve outcomes for cancers that currently demonstrate limited responses or short durations of response to CPIs. We believe that treatment with novel immunotherapies in combination with CPIs has the potential to induce responses in otherwise unresponsive cancers or deepen the responses seen in cancers such as melanoma and HNSCC.

Competition

The biotechnology and pharmaceutical industries, and the immuno-oncology subsector, are characterized by the rapid evolution of technologies, fierce competition and strong defense of intellectual property. While we believe that our CMP-001 program and our technology, knowledge, experience and scientific resources provide us with certain competitive advantages, we face competition from many sources including pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Any product candidate that we successfully develop and commercialize will compete with a range of currently approved cancer therapies and any new therapies that may become available in the future. Our competitors include larger and better funded biopharmaceutical, biotechnology and therapeutics companies, specifically companies focused on cancer immunotherapies, such as Amgen, Inc., AstraZeneca plc, Bristol-Myers Squibb Company, or BMS, Genentech, Inc., GlaxoSmithKline PLC, Merck & Co., Inc., Novartis AG, Pfizer Inc., Roche Holding Ltd and Sanofi S.A. Paradoxically, many of these companies are developing systemic immunotherapeutics which have the potential to be developed in combination with CMP-001 and so we view them both from a competitive and complementary perspective.

Oncology drugs and therapeutics on the market range from traditional cancer therapies, including chemotherapy, to antibody-drug conjugates, such as Genentech Inc.’s KADCYLA, to immune checkpoint inhibitors targeting CTLA-4, such as BMS’ YERVOY, and PD-1/PD-L1, such as BMS’ OPDIVO, Merck & Co.’s KEYTRUDA and Genentech’s TECENTRIQ, to T cell-engager immunotherapies, such as Amgen’s BLINCYTO and to oncolytic immunotherapies, including Amgen’s T-Vec, an FDA-approved oncolytic immunotherapy for treating advanced melanoma.

Additionally, we view as our most direct potential competitors companies such as Dynavax Technologies Corporation, Exicure, Inc., and Idera Pharmaceuticals, Inc., which are developing therapies utilizing TLR9 agonists in cancer immunotherapy that may have utility for similar indications that we are targeting. Moreover, we may also compete with smaller or earlier-stage companies, universities and other research institutions that have developed, are developing or may be developing current and future cancer therapeutics.

Our success will be based in part upon our ability to successfully commercialize CMP-001 and to identify, develop and manage a portfolio of therapeutics that are safer and more effective than competing products in our target indications. Our market opportunity has the potential to be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects, are more convenient or are less expensive than any therapeutics we may develop. Our competitive position will also be dependent upon our ability to attract and retain qualified personnel, to obtain patent protection or otherwise develop proprietary products or processes, and protect our intellectual property, and to secure sufficient capital resources for the period between technological conception and commercial sales. The availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of our products. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

Intellectual Property

We believe our rights under issued patents and if allowed, our patent applications, will provide a competitive advantage. Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to defend and enforce our intellectual property rights. Our policy is to seek to protect our proprietary position by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary position.

For the core technology related to CMP-001 and its component parts, we are prosecuting seven families of patent applications which we own, including composition of matter, methods of use, combination therapies, drug delivery, dose volume, aggregation, packaging and pDC recruitment claims. Further, we have an exclusive license for 10 families of patents and patent applications including composition of matter, manufacturing methods, aggregation, packaging and synthesis claims. Some of our patents have issued in the United States and internationally and others are pending in the United States and internationally (either in foreign jurisdictions or under the Patent Cooperation Treaty, or PCT). As of April 30, 2020, we own or exclusively license the rights to 13 issued US granted patents and 21 pending patent applications worldwide for almost every human and veterinary therapy. We or our licensors have filed patent applications in 33 foreign jurisdictions including the EU, Canada, Japan, China, Australia, Italy, the Netherlands, India, France and Germany. The patents include claims directed to combination therapy of TLR9 agonists and checkpoint inhibitors, FC receptor-mediated drug delivery, volumes and methods for administration, pDC recruitment, aggregation and packaging and methods of treatment claims. We estimate, without taking potential patent term extensions into account, that these issued patents will expire between 2036 and 2038.

The term of individual patents depends upon the legal patent term in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent that covers an FDA-approved drug may also be eligible for a patent term extension, which permits restoration of a portion of the patent term elapsed during the U.S. clinical development and FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under clinical development in the United States and the length of time the drug is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, and if and when patents are granted, we expect to apply for patent term extensions on patents covering those products. We plan to seek patent term extensions for each of our issued patents in any jurisdiction where these are available, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions.

We may rely, in some circumstances, on trade secrets to protect our technology. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and other contractors, as well as physical security of our premises and our information technology systems.

We intend to seek data exclusivity or market exclusivity for our product candidates provided under the FDCA and similar laws in other countries. We believe that CMP-001 could qualify for 12 years of data exclusivity, from the date of approval, under the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which was enacted as part of the Patient Protection and Affordable Care Act. Under the BPCIA, a BLA cannot be submitted to the FDA until four years, or if approved by the FDA, until 12 years, after the original brand product identified as the reference product is approved under a BLA. The BPCIA provides an abbreviated pathway for the approval of biosimilar and interchangeable biological products.

License Agreement with Kuros

In June 2015, we entered into an exclusive license agreement with Cytos Biotechnology LTD (now Kuros Biosciences AG, or Kuros) as amended in August 2017 and as further amended in January 2018, or the Kuros License Agreement. Pursuant to the Kuros License Agreement, we were granted an exclusive, royalty-bearing, sublicensable, worldwide license, under all of Kuros’ intellectual property rights, including any intellectual property rights arising during the term of the agreement, to commercially develop, manufacture, use, distribute, and sell certain therapeutic products, including CMP-001, or the Licensed Products, for the diagnosis, treatment and prevention of all indications in humans and animals. Under the terms of the Kuros License Agreement, we are required to use commercially reasonable efforts to develop at least one Licensed Product.

Under the Kuros License Agreement, we have paid Kuros licensing fees totaling $1.25 million, including $1.0 million paid upon execution of the agreement in 2015 and $250 thousand paid upon execution of the second amendment in 2018. We also agreed to make payments to Kuros for each product that achieves certain development and regulatory milestones, including payments of up to $56 million for the current oncology programs. To date, we have paid a $1.0 million milestone payment in connection with the dosing of the first patient in our first Phase 1 clinical trial in 2016. We are also required to pay tiered royalties of high single-digit to low teens percentages on annual net sales of Licensed Products that are covered by a licensed patent, as well as royalties at 50% of the foregoing amounts with respect to sales of Licensed Products that are not covered by a licensed patent, but are covered by licensed know-how. The royalty obligation will terminate on a country-by-country basis on the later of (i) the expiration date of the last valid claim, including composition of matter, manufacturing methods, aggregation, packaging or synthesis claims, within the licensed patent rights, each of which will expire between 2022 and 2027 with potential patent term extensions ranging from two months to five years, (ii) the loss of regulatory exclusivity in such country, and (iii) the tenth anniversary of the first commercial sale of such product in such country.

The Kuros License Agreement shall expire upon the expiration of the last-to-expire royalty term for the Licensed Products in the territory. Either party has the right to terminate the agreement in full for an uncured material breach of the agreement upon written 60 days’ notice to the other party. We have the right to terminate the agreement for any reason upon 90 days’ written notice to Kuros.

Master Services Agreement with FujiFilm

In September 2015, we entered into a master services agreement, or the FujiFilm Agreement, with FujiFilm Diosynth Biotechnologies UK Limited, or FujiFilm, pursuant to which FujiFilm provides research, development, testing and manufacturing services of certain of our products, which are or will be designated as programs pursuant to scope of work agreements. The fees for such services are set out in each scope of work agreement. We may pay additional fees in consideration for certain research and development and technical consultancy services in relation to the procurement, testing and management of items intended for use in each program, subcontracted work, process-specific equipment, modifications and special waste. Either party may terminate the Fujifilm Agreement by giving written notice to the other party, provided there are no uncompleted programs existing at the date such notice is given, or upon material breach not cured within 14 calendar days for monetary defaults or 30 days for non-monetary defaults. Additionally, upon providing written notice, we may cancel certain stages or programs for convenience, and Fujifilm may terminate for certain unforeseen technical errors. We may also be required to pay Fujifilm cancellation fees in the event that we decide to terminate the FujiFilm Agreement pursuant to its terms, calculated as a percentage of the fees payable under the applicable scope of work agreement.

Clinical Trial Collaboration and Supply Agreement with Merck/Pfizer

In July 2018, we entered into a clinical trial collaboration and supply agreement with Ares Trading, S.A., an affiliate of Merck KGaA, or Merck, and Pfizer, together with Merck, the Alliance, as amended in March

2019, under which we are conducting a clinical trial evaluating CMP-001 in combination with MSB0010718C, or avelumab, and with Pfizer’s PF-04518600, or utomilumab, together with avelumab and CMP-001, the compounds, in patients with advanced cancers. This is part of a larger trial known as the JAVELIN Medley trial. Pfizer is acting as sponsor of the clinical trial and each party will supply their applicable compound for use in the clinical trial at no charge. The study costs will be shared equally we will be required to reimburse the Alliance for 50% of total study costs on a quarterly basis. The agreement provides for joint ownership of any inventions, clinical data and results generated in the clinical trial that relate to the combined use of the compounds. Merck and Pfizer will jointly own any inventions generated in the clinical trial that relate solely to avelumab and all data resulting from testing performed by or on behalf of Merck and Pfizer upon samples collected during the clinical trial, except for data pertaining to utomilumab, CMP-001 or the combined use of the Compounds. Pfizer will solely own any inventions generated in the clinical trial that relate solely to utomilumab and all data resulting from testing performed by or on behalf of Pfizer upon samples collected during the clinical trial. We will solely own any inventions generated in the clinical trial that relate solely to CMP-001, including clinical data resulting from the use of CMP-001 as a monotherapy, and all data resulting from testing performed by or on behalf of us upon samples collected during the clinical trial, except for data pertaining to utomilumab, avelumab or the combined use of the Compounds. The term of the agreement will continue until delivery of the final report for the clinical trial, provided that any party may terminate the agreement due to another party’s uncured material breach, patient safety concerns, regulatory action that prevents supply of such party’s compound, or such party’s termination of its compound’s development or withdrawal of its compound’s regulatory approval. The parties may also terminate the agreement if any party fails to make any changes to the clinical trial protocol regarding the use of the applicable compound that are reasonably requested by such party to address any concern raised by such party that their compound is being used in the clinical trial in an unsafe manner.

Manufacturing & Supply

We do not have any manufacturing facilities or personnel. We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture if our product candidates receive marketing approval.

We manage multiple contract manufacturing organizations, or CMOs, to develop and manufacture CMP-001 drug product. CMP-001 is a VLP comprised of a Qb, or Qbeta, coat protein that is assembled around an immunostimulatory CpG-A oligodeoxynucleotide, G10. Qb is recombinantly produced by fermentation in E. coli, and then purified free of other cellular material at one of our CMOs. The G10 oligonucleotide is produced via solid support phosphoramidite chemistry at one of two additional CMOs. The two drug substance intermediates, Qb and G10, are combined in an aqueous salt buffer where they self-assemble into virus-like particles prior to final purification of the drug substance at another CMO. Another CMO performs the fill and finish of the final drug product.

Sales and Marketing

In light of our stage of development, we have not yet established a commercial organization or distribution capabilities. We have retained worldwide commercial rights for our product candidates. If our product candidates receive marketing approval, we plan to commercialize them in the United States with our own focused, specialty sales force. We also plan to evaluate options for delivering CMP-001, if approved, to patients in other key markets such as Europe, Japan, and China, which may include strategic collaborations.

Government Regulation

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of biologics such as those we are developing. We, along with our vendors, collaboration partners, CROs and contract manufacturers, will be required to navigate the various preclinical, clinical, manufacturing and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval of our product candidate. The process of obtaining regulatory approvals of drugs and ensuring subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources.

In the United States, where we are initially focusing our product development, the FDA regulates biologics under the FDCA and the Public Health Service Act, or PHSA, and their implementing regulations. Biologics are also subject to other federal, state and local statutes and regulations. Our product candidate is early-stage and has not been approved by the FDA for marketing in the United States.

The process required by the FDA before our product candidate is approved for therapeutic indications and may be marketed in the United States generally involves the following:

•	completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with Good Laboratory Practice, or GLP, requirements;

•	submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;

•	approval by an Institutional Review Board, or IRB, or independent ethics committee at each clinical trial site before each trial may be initiated;

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performance of adequate and well-controlled clinical trials in accordance with Good Clinical Practice, or GCP requirements and other clinical trial-related regulations to establish the safety, purity and potency of the proposed biological product candidate for its intended purpose;

•	preparation and submission to the FDA of a BLA after completion of all pivotal trials;

•	a determination by the FDA within 60 days of its receipt of a BLA, to file the application for review;

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satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the product will be produced to assess compliance with current Good Manufacturing Practice requirements, or cGMPs, to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency;

•	potential FDA audit of the clinical trial sites that generated the data in support of the BLA;

•	payment of user fees for FDA review of the BLA; and

•	FDA review and approval of the BLA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the biologic in the United States.

Preclinical and clinical trials for biologics

Before testing any drug or biologic in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluations of chemistry, formulation and stability, as well as in vitro and animal studies to assess safety and in some cases to establish the rationale for therapeutic use. The conduct of preclinical studies is subject to federal and state regulations and requirements, including GLP requirements for safety and toxicology studies. The results of the preclinical studies, together with manufacturing information and analytical data must be submitted to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans, and must become effective before clinical trials may begin. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks, and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Some long-term preclinical testing may continue after the IND is submitted. Accordingly, submission of an IND may or may not result in FDA authorization to begin a trial. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development of a product candidate, and the FDA must grant permission, either explicitly or implicitly by not objecting, before each clinical trial can begin.

The clinical stage of development involves the administration of the product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirements that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters and criteria to be used in monitoring safety and evaluating effectiveness. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable related to the anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. The FDA, the IRB, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trials to public registries. Information about applicable clinical trials, including clinical trials results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website.

While we plan to conduct any international clinical trials under INDs in the future, a sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. The FDA will accept a well-designed and well-conducted foreign clinical study not conducted under an IND if the study was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials to evaluate therapeutic indications to support BLAs for marketing approval are typically conducted in three sequential phases, which may overlap.

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Phase 1—Phase 1 clinical trials involve initial introduction of the investigational product into healthy human volunteers or patients with the target disease or condition. These studies are typically designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, evaluate the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness.

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Phase 2—Phase 2 clinical trials typically involve administration of the investigational product to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3—Phase 3 clinical trials typically involve administration of the investigational product to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of a BLA.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of a BLA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators fifteen days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human participants exposed to the biologic and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must also notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than seven calendar days after the sponsor’s initial receipt of the information.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the biological characteristics of the product candidate and finalize a process for manufacturing the drug product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and manufacturers must develop, among other things, methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life and to identify appropriate storage conditions for the product candidate.

BLA Submission and Review by the FDA

We intend to seek data exclusivity or market exclusivity for CMP-001. Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. A BLA is a request for approval to market a new biologic for one or more specified indications. The BLA must include all relevant data available from pertinent pre-clinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety, purity and potency of the investigational product to the satisfaction of the FDA. FDA approval of a BLA must be obtained before a biologic may be marketed in the United States.

In addition, under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the biological product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The Food and Drug Administration Safety and Innovation Act requires that a sponsor who is planning to submit a marketing application for a biological product that includes a new clinically active component, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan (PSP) within sixty days after an end-of-Phase 2 meeting or as may be agreed between the sponsor and FDA. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted.

The FDA reviews all submitted BLAs before it accepts them for filing, and may request additional information rather than accepting the BLA for filing. The FDA must make a decision on accepting a BLA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews a BLA to determine, among other things, whether the product is safe, pure and potent and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity. Under the goals and polices agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA targets ten months, from the filing date, in which to complete its initial review of an original BLA and respond to the applicant, and six months from the filing date of an original BLA filed for priority review. The FDA does not always meet its PDUFA goal dates for standard or priority BLAs, and the review process is often extended by FDA requests for additional information or clarification.

Further, under PDUFA, as amended, each BLA must be accompanied by a user fee, and the sponsor of an approved BLA is also subject to an annual program fee. FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions may be available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA may refer an application for a biologic to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, which reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving a BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP and other requirements and the integrity of the clinical data submitted to the FDA.

The FDA also may require submission of a Risk Evaluation and Mitigation Strategy, or REMS, as a condition for approving the BLA to ensure that the benefits of the product outweigh its risks. The REMS could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk-minimization tools.

After evaluating the BLA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a Complete Response Letter. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter will usually describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the

Complete Response Letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the Complete Response Letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications.

Even if the FDA approves a product, depending on the specific risk(s) to be addressed, the FDA may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a product’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Expedited development and review programs for biologics

The FDA maintains several programs intended to facilitate and expedite development and review of new drugs and biologics to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These programs include Fast Track designation, Breakthrough Therapy designation, priority review and Accelerated Approval.

A new biologic is eligible for Fast Track designation if it is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for such disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. Fast Track designation provides increased opportunities for sponsor interactions with the FDA during preclinical and clinical development, in addition to the potential for rolling review once a marketing application is filed, meaning that the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.

In addition, a new drug or biological product may be eligible for Breakthrough Therapy designation if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the biologic, alone or in combination with or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough Therapy designation provides all the features of Fast Track designation in addition to intensive guidance on an efficient development program beginning as early as Phase 1, and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate.

Any product submitted to the FDA for approval, including a product with Fast Track or Breakthrough Therapy designation, may also be eligible for additional FDA programs intended to expedite the review and approval process, including priority review and Accelerated Approval. A product is eligible for priority review if it is intended to treat a serious or life-threatening disease or condition, and if approved, would provide a significant improvement in safety or effectiveness. For original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (compared with ten months under standard review).

A product intended to treat serious or life-threatening diseases or conditions may receive Accelerated Approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than on irreversible morbidity or mortality which is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments.

Accelerated Approval is usually contingent on a sponsor’s agreement to conduct additional post-approval studies to verify and describe the product’s clinical benefit. The FDA may withdraw approval of a drug or biologic approved under Accelerated Approval if, for example, the sponsor fails to conduct the confirmatory trials in a timely manner or the confirmatory trial fails to verify the predicted clinical benefit of the product. In addition, unless otherwise informed by the FDA, the FDA currently requires, as a condition for Accelerated Approval, that all advertising and promotional materials that are intended for dissemination or publication within 120 days following marketing approval be submitted to the agency for review during the pre-approval review period, and that after 120 days following marketing approval, all advertising and promotional materials must be submitted at least 30 days prior to the intended time of initial dissemination or publication.

Fast Track designation, Breakthrough Therapy designation, priority review and Accelerated Approval do not change the scientific or medical standards for approval or the quality of evidence necessary to support approval but may expedite the development or review process.

U.S. post-approval requirements for biologics

Drugs and biologics manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, reporting of adverse experiences with the product, complying with promotion and advertising requirements, which include restrictions on promoting products for unapproved uses or patient populations (known as “off-label use”) and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe approved products for off-label uses, manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, including not only by Company employees but also by agents of the Company or those speaking on the Company’s behalf, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties, including liabilities under the False Claims Act where products carry reimbursement under federal health care programs. Promotional materials for approved biologics must be submitted to the FDA in conjunction with their first use or first publication. Further, if there are any modifications to the product, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new BLA or BLA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may impose a number of post-approval requirements as a condition of approval of a BLA. For example, the FDA may require post-market testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, drug and biologics manufacturers and their subcontractors involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP, which impose certain procedural and documentation requirements upon us and our contract manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. Failure to comply with statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, product seizures, injunctions, civil penalties or criminal prosecution. There is also a continuing, annual program fee for any marketed product.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

•	mandated modification of promotional materials and labeling and issuance of corrective information;

•	fines, warning letters, or untitled letters;

•	holds on clinical trials;

•	refusal of the FDA to approve applications or supplements to approved applications, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	injunctions or the imposition of civil or criminal penalties; and

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs.

Orphan Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan drug designation, or ODD, to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with either a patient population of fewer than 200,000 individuals in the United States, or a patient population greater of than 200,000 individuals in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States of that drug or biologic. ODD must be requested before submitting a BLA. After the FDA grants ODD, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA.

If a product that has received ODD and subsequently receives the first FDA approval for a particular clinically active component for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same indication for seven years from the approval of the BLA, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of ODD are tax credits for certain research and a waiver of the BLA application user fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received ODD. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Biosimilars and Exclusivity

The Affordable Care Act, signed into law in 2010, includes a subtitle called the Biologics Price Competition and Innovation Act, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. However, complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

A biological product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and regulatory interpretation of the BPCIA remain subject to significant uncertainty.

Other regulatory matters

Manufacturing, sales, promotion and other activities of product candidates following product approval, where applicable, or commercialization are also subject to regulation by numerous regulatory authorities in the

United States in addition to the FDA, which may include the Centers for Medicare & Medicaid Services, or CMS, other divisions of the Department of Health and Human Services, or HHS, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments and governmental agencies.

Other healthcare laws

Healthcare providers, physicians, and third-party payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our business operations and any current or future arrangements with third-party payors, healthcare providers and physicians may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we develop, market, sell and distribute any drugs for which we obtain marketing approval. In the United States, these laws include, without limitation, state and federal anti-kickback, false claims, physician transparency, and patient data privacy and security laws and regulations, including but not limited to those described below.

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The federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid; a person or entity need not have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs;

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The federal civil and criminal false claims laws, including the civil False Claims Act, or FCA, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false, fictitious or fraudulent; knowingly making, using, or causing to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. When an entity is determined to have violated the federal civil False Claims Act, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

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The federal civil monetary penalties laws, which impose civil fines for, among other things, the offering or transfer or remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies;

•	The Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing a scheme, or attempting to execute a scheme, to defraud any healthcare benefit program, including private payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, or falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity need not have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, imposes, among other things, specified requirements on covered entities and their business associates relating to the privacy and security of individually identifiable health information including mandatory contractual terms and required implementation of technical safeguards of such information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates in some cases, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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The Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, imposed new annual reporting requirements for certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, for certain payments and “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. In addition, many states also require reporting of payments or other transfers of value, many of which differ from each other in significant ways, are often not pre-empted, and may have a more prohibitive effect than the Sunshine Act, thus further complicating compliance efforts. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made in the previous year to certain non-physician providers such as physician assistants and nurse practitioners;

•	Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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Analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party-payors, including private insurers, and may be broader in scope than their federal equivalents; state and foreign laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, and restrict marketing practices or require disclosure of marketing expenditures and pricing information; state and foreign laws that govern the privacy and security of health information in some circumstances. These data privacy and security laws may differ from each other in significant ways and often are not pre-empted by HIPAA, which may complicate compliance efforts.

The distribution of biological products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other related governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, disgorgement, exclusion from government funded healthcare programs, such as Medicare and Medicaid, reputational harm, additional oversight and reporting obligations if we become subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to similar actions, penalties and sanctions. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from its business.

Coverage and Reimbursement

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, the product. In the United States, no uniform policy of coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Additionally, companies may also need to provide discounts to purchasers, private health plans or government healthcare programs. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, our operations and financial condition. Additionally, a third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare reform

In the United States and some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system directed at broadening the availability of healthcare, improving the quality of healthcare, and containing or lowering the cost of healthcare. For example, in March 2010, the United States Congress enacted the Affordable Care Act, which, among other things, includes changes to the coverage and payment for products under government health care programs. The Affordable Care Act includes provisions of importance to our potential product candidate that:

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created an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs;

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expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

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expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices;

•	addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	expanded the types of entities eligible for the 340B drug discount program;

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established the Medicare Part D coverage gap discount program by requiring manufacturers to provide point-of-sale-discounts off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D; and

•	created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, various portions of the ACA are currently undergoing legal and constitutional challenges in the United States Supreme Court, and the Trump Administration has issued various Executive Orders that eliminated cost sharing subsidies and various provisions that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or biologics. Additionally, Congress has introduced several pieces of legislation aimed at significantly revising or repealing the ACA. It is unclear whether the ACA will be overturned, repealed, replaced, or further amended. We cannot predict what affect further changes to the ACA would have on our business.

Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. In August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2029 unless additional Congressional action is taken. The Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, which was signed into law on March 27, 2020, designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended these reductions from May 1, 2020 through December 31, 2020, and extended the sequester by one year, through 2030. In addition, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products, which has resulted in several Congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. For example, at the federal level, the Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Further, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. HHS has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy, a type of prior authorization, for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. Although a number of these and other measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payers. In addition, individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

On May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act, but the manufacturer must develop an internal policy and respond to patient requests according to that policy.

Outside the United States, ensuring coverage and adequate payment for a product also involves challenges. Pricing of prescription pharmaceuticals is subject to government control in many countries. Pricing negotiations with government authorities can extend well beyond the receipt of regulatory approval for a product and may require a clinical trial that compares the cost-effectiveness of a product to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product or they may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states, and parallel trade, i.e., arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.

Compliance with other federal and state laws or requirements; changing legal requirements

If any products that we may develop are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, labeling, packaging, distribution, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws, among other requirements to we may be subject.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, exclusion from federal healthcare programs, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, relabeling or repackaging, or refusal to allow a firm to enter into supply contracts, including government contracts. Any claim or action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Prohibitions or restrictions on marketing, sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling or packaging; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

Other U.S. environmental, health and safety laws and regulations

We may be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees, but this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

Government regulation of drugs outside of the United States

To market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials, marketing authorization or identification of an alternate regulatory pathway, manufacturing, commercial sales and distribution of our products. For instance, in the European Economic Area, or the EEA (comprised of the 27 EU Member States plus Iceland, Liechtenstein and Norway, and the United Kingdom, until the end of the transition period on 31 December provided for in the Withdrawal Agreement between the EU and the UK), medicinal products must be authorized for marketing by using either the centralized authorization procedure or national authorization procedures.

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Centralized procedure—If pursuing marketing authorization of a product candidate for a therapeutic indication under the centralized procedure, following the opining of the EMA’s Committee for Medicinal Products for Human Use, or, CHMP, the European Commission issues a single marketing authorization valid across the EEA. The centralized procedure is compulsory for human medicines derived from biotechnology processes or advanced therapy medicinal products (such as gene therapy, somatic cell therapy and tissue engineered products), products that contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune diseases and other immune dysfunctions, viral diseases, and officially designated orphan medicines. For medicines that do not fall within these categories, an applicant has the option of submitting an application for a centralized marketing authorization to the EMA, as long as the medicine concerned contains a new active substance not yet authorized in the EEA, is a significant therapeutic, scientific or technical innovation, or if its authorization would be in the interest of public health in the EEA. Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of an MAA under the accelerated assessment procedure is 150 days, excluding clock stops.

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National authorization procedures—There are also two other possible routes to authorize products for therapeutic indications in several countries, which are available for products that fall outside the scope of the centralized procedure:

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Decentralized procedure—Using the decentralized procedure, an applicant may apply for simultaneous authorization in more than one EU country of medicinal products that have not yet been authorized in any EU country and that do not fall within the mandatory scope of the centralized procedure.

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Mutual recognition procedure—In the mutual recognition procedure, a medicine is first authorized in one EU Member State, in accordance with the national procedures of that country. Following this, additional marketing authorizations can be sought from other EU countries in a procedure whereby the countries concerned recognize the validity of the original, national marketing authorization.

In the EEA, new products for therapeutic indications that are authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until ten years have elapsed from the initial authorization of the reference product in the EU. The ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

The criteria for designating an “orphan medicinal product” in the EEA are similar in principle to those in the United States. In the EEA a medicinal product may be designated as orphan if (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to ten years of market exclusivity for the approved therapeutic indication. During this ten-year orphan market exclusivity period, no marketing authorization application shall be accepted, and no marketing authorization shall be granted for a similar medicinal product for the same indication. An orphan product can also obtain an additional two years of market exclusivity in the EU for pediatric studies. The ten-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same indication at any time if (i) the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior; (ii) the applicant consents to a second orphan medicinal product application; or (iii) the applicant cannot supply enough orphan medicinal product.

Similar to the United States, the various phases of non-clinical and clinical research in the European Union are subject to significant regulatory controls.

The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on GCP and the related national implementing provisions of the individual EU Member States govern the system for the approval of clinical trials in the European Union. Under this system, an applicant must obtain prior approval from the competent national authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an investigational medicinal product dossier (the Common Technical Document) with supporting information prescribed by Directive 2001/20/EC, Directive 2005/28/EC, where relevant the implementing national provisions of the individual EU Member States and further detailed in applicable guidance documents.

In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014 (Clinical Trials Regulation) was adopted. The Regulation is anticipated to come into application in 2019. The Clinical Trials Regulation will be directly applicable in all the EU Member States, repealing the current Clinical Trials Directive 2001/20/EC. Conduct of all clinical trials performed in the European Union will continue to be bound by currently applicable provisions until the new Clinical Trials Regulation becomes applicable. The extent to which ongoing clinical trials will be governed by the Clinical Trials Regulation will depend on when the Clinical Trials Regulation becomes applicable and on the duration of the individual clinical trial. If a clinical trial continues for more than three years from the day on which the Clinical Trials Regulation becomes applicable the Clinical Trials Regulation will at that time begin to apply to the clinical trial. The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single-entry point, the Clinical Trials Information System, or CTIS, a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (Member States concerned). Part II is assessed separately by each Member State concerned. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the concerned EU Member State. However, overall related timelines will be defined by the Clinical Trials Regulation. The Clinical Trials Regulation will only become applicable six months after the European Commission confirms the full functionality of CTIS. Such a confirmation will only occur once CTIS is audited. The CTIS audit is currently planned for December 2020.

The collection and use of personal health data in the European Union, previously governed by the provisions of the Data Protection Directive, is now governed by the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. While the Data Protection Directive did not apply to organizations based outside the EU, the GDPR has expanded its reach to include any business, regardless of its location, that provides goods or services to residents in the EU. This expansion would incorporate any clinical trial activities in EU members states. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information” which includes health and genetic information of data subjects residing in the EU. GDPR grants individuals the opportunity to object to the processing of their personal information, allows them to request deletion of personal information in certain circumstances, and provides the individual with an express right to seek legal remedies in the event the individual believes his or her rights have been violated. Further, the GDPR imposes strict rules on the transfer of personal data out of the European Union to the United States or other regions that have not been deemed to offer “adequate” privacy protections. Failure to comply with the requirements of the GDPR and the related national data protection laws of the European Union Member States, which may deviate slightly from the GDPR, may result in fines of up to 4% of global revenues, or €20,000,000, whichever is greater. As a result of the implementation of the GDPR, we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules.

There is significant uncertainty related to the manner in which data protection authorities will seek to enforce compliance with GDPR. For example, it is not clear if the authorities will conduct random audits of companies doing business in the EU, or if the authorities will wait for complaints to be filed by individuals who claim their rights have been violated. Enforcement uncertainty and the costs associated with ensuring GDPR compliance are onerous and may adversely affect our business, financial condition, results of operations and prospects.

Should we utilize third party distributors, compliance with such foreign governmental regulations would generally be the responsibility of such distributors, who may be independent contractors over whom we have limited control.

Employees

As of March 31, 2020, we employed 22 full-time employees, including six with M.D. and/or Ph.D. degrees. Of these employees, 15 are in research and development and seven are general and administrative. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective-bargaining arrangements. We consider our employee relations to be good.

Facilities

We lease a facility containing of approximately 1,484 square feet of office space for our principal office, which is located at 245 Main Street, 2nd Floor, Cambridge, MA 02142. We lease these private offices which are located within a shared workspace on a flexible lease with the Cambridge Innovation Center, or the CIC, which is consistent with CICs terms for all tenants.

We believe that our facilities are adequate to meet our current needs and that suitable additional or substitute space at commercially reasonable terms will be available as needed to accommodate any future expansion of our operations.

Legal proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. As of the date of this prospectus, we were not a party to any material legal matters or claims. In the future, we may become party to legal matters and claims in the ordinary course of business, the resolution of which we do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows.

Management

The following table sets forth the name and position of each of our executive officers and directors, and each such person’s age as of July 17, 2020:

Name	Age	Position
Executive Officers
Barry Labinger	56	President, Chief Executive Officer and Director
Kleem Chaudhary, Ph.D.	44	Chief Business Officer
Karen Brennan	64	Chief Operations Officer
Arthur M. Krieg, M.D.	62	Chief Scientific Officer and Director
James Wooldridge, M.D.	54	Chief Medical Officer
Jon Lieber	51	Interim Chief Financial Officer

Non-Employee Directors
Michael Powell, Ph.D. (3)	65	Chairperson
Peter Colabuono (1)(3)	38	Director
Keith Flaherty, M.D. (3)	49	Director
Alan Fuhrman (1)(2)	63	Director
Oren Isacoff, M.D. (1)(2)	36	Director
Nilesh Kumar, Ph.D. (2)	44	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee

Executive team

Barry Labinger has served as our President and Chief Executive Officer and as a member of our board of directors since December 2018. Before joining us, Mr. Labinger was President and Chief Executive Officer of Biothera Pharmaceuticals, Inc., a clinical stage cancer immunotherapy company focused on innate immune activation, from December 2015 through December 2018. Previously, Mr. Labinger was Executive Vice President and President, Bioscience Division at Emergent BioSolutions Inc., a specialty biopharmaceutical company developing cancer therapeutics, vaccines and antibody therapeutics for infectious diseases and other public health threats, from August 2013 through December 2015. Mr. Labinger holds a B.A. in economics from Northwestern University and an M.B.A. from Northwestern’s Kellogg Graduate School of Management, with concentrations in marketing, finance, and management policy. We believe Mr. Labinger is qualified to serve as a member of our board of directors due to his experience as an executive officer at other successful companies in the biopharmaceutical industry and his extensive experience in drug development in the area of immuno-oncology.

Kleem Chaudhary, Ph.D. has served as our Chief Business Officer since November 2019. Before joining us, Dr. Chaudhary was at Biogen Inc., or Biogen, from February 2018 through October 2019 most recently as Head of Business Development and Licensing. Prior to joining Biogen, Dr. Chaudhary served as Senior Director of Business Development and Licensing at Takeda Pharmaceutical Company Limited, or Takeda from May 2016 through January 2018. From April 2009 through May 2016, Dr. Chaudhary served as a director across multiple therapeutic areas at Novartis AG, including oncology, infectious diseases and biologics. Previously, he was a medicinal chemist at Gilead Sciences Inc. Dr. Chaudhary holds a B.Sc. in chemistry from The University of Winnipeg and a Ph.D. in chemistry from the University of North Carolina at Chapel Hill.

Karen Brennan has served as our Chief Operating Officer since June 2017. Before joining us, Ms. Brennan was Vice President of Development Operations at FORUM Pharmaceuticals Inc., or FORUM, a pharmaceutical company focused on restorative medicines for patients with serious brain disease, from December 2013 through May 2016. Prior to FORUM, Ms. Brennan served as Vice President of Clinical Operations at Millennium Pharmaceuticals, Inc., which was acquired by Takeda in 2008, from September 2006 through July 2013. She has worked across several therapeutic areas including oncology, neuroscience, immunology and infectious disease. Ms. Brennan holds a B.S. in nursing from the University of Massachusetts and an M.B.A. from Suffolk University.

Arthur M. Krieg, M.D. is our founder and has served as a member of our board of directors since our inception, as well as our President from July 2015 to December 2018 and our Chief Scientific Officer since December 2018. Before joining us, Dr. Krieg co-founded the first antisense journal, Nucleic Acid Therapeutics, and the Oligonucleotide Therapeutic Society, for which he recently served as President. From January 2014 through July 2014, Dr. Krieg served as the Chief Scientific Officer of Sarepta Therapeutics, Inc. Prior to Sarepta, Dr. Krieg co-founded and served as the Chief Executive Officer of RaNA Therapeutics, Inc. from June 2011 through January 2014. Earlier in his career, Dr. Krieg served in leadership roles of multiple other pharmaceutical companies, including as entrepreneur in residence at Atlas Ventures LLC, Vice President and Chief Scientific Officer of the Oligonucleotide Therapeutics Unit in Pfizer Inc. and founder and Chief Scientific Officer of Coley Pharmaceuticals Group. Dr. Krieg also reported the discovery of immunostimulatory CpG DNA in 1995. Dr. Krieg holds a B.S. in biology from Haverford College and an M.D. from Washington University in St. Louis. Dr. Krieg has notified us that he will resign from our board of directors upon the completion of this offering. Dr. Krieg’s resignation is not due to any disagreement with the Company or any matters relating to our operations, policies or practices. Dr. Krieg will remain in his role as Chief Scientific Officer of the Company.

James Wooldridge, M.D. has served as our Chief Medical Officer since October 2019. Before joining us, Dr. Wooldridge was the Chief Medical Officer of Aeglea BioTherapeutics, Inc., a company focused on producing engineered human enzymes for cancer and rare genetic diseases, from July 2017 to October 2019, where he oversaw development programs in oncology and rare genetic diseases, including pegzilarginase. Previously, Dr. Wooldridge spent almost 11 years in cancer research at Eli Lilly and Company, where he led Oncology US Medical Affairs and more recently served as the Chief Scientific Officer for Immuno-oncology Clinical Development. Dr. Wooldridge holds an A.B. in chemistry and philosophy from William Jewell College and an M.D. from Tulane University School of Medicine, and completed post-graduate training in internal medicine and medical oncology at the University of Iowa Hospitals and Clinics.

Jon Lieber has served as our interim Chief Financial Officer since July 1, 2019 by agreement with Danforth Advisors, LLC, or Danforth, a financial consultancy firm specializing working with life sciences companies. Since December 2018, Mr. Lieber has served as a Managing Director of Danforth. Prior to joining Danforth, Mr. Lieber was the Chief Financial Officer of Histogenics Corporation (now Ocugen, Inc.) from June 2015 through December 2018. From January 2014 through June 2015, Mr. Lieber was Senior Vice President and Chief Financial Officer of Metamark Genetics, Inc. He serves on the board of directors of Salarius Pharmaceuticals, Inc., a cancer-focused biotechnology company. Mr. Lieber is a seasoned executive with 25 years of experience in financial and executive management at emerging life science companies and in investment banking. Mr. Lieber holds a B.S. in business administration from Boston University and an M.B.A. in finance from New York University Stern School of Business.

Non-executive directors

Michael Powell, Ph.D. has served as chairperson and a member of our board of directors since our inception. Dr. Powell is a General Partner at Sofinnova Investments, Inc., where he has worked since 1997. Before joining Sofinnova, Dr. Powell previously was Group Leader of Drug Delivery at Genentech, Inc. from 1990 until 1997, and Director of Product Development at Cytel, Inc. from 1987 until 1990. Dr. Powell currently serves as chairman of the board of directors of Galera Therapeutics, Inc., Dauntless Pharmaceuticals, Inc. and Intrepida Bio, Inc. and sits on the board of directors of Aeovian Pharmaceuticals Inc., Pionyr Immunotherapeutics Inc., and Quanta Therapeutics, Inc. He also serves on the Washington University in

St. Louis Board of Trustees and is an Adjunct Professor of Pharmaceutical Chemistry at the University of Kansas. Dr. Powell holds a B.S. in chemistry from Scarborough College and a Ph.D. in physical chemistry from the University of Toronto and he completed post-doctoral studies in bioorganic chemistry at the University of California as a National Science and Engineering Research Council Scholar. We believe Dr. Powell is qualified to serve on our board of directors due to his extensive experience in pharmaceutical development, his service as a director of other publicly traded companies, and his tenure as a venture capitalist.

Peter Colabuono has served as a member of our board of directors since August 2019. Mr. Colabuono is Principal at Decheng Capital, where he has worked since October 2016. Before joining Decheng, Mr. Colabuono previously held several operational roles, including Associate at Frazier Healthcare Ventures from January 2008 until August 2011, where he led the investment and company formation for Silvergate Pharmaceuticals, Inc., a pediatric rare disease company that has launched four internally developed and proprietary products, where he held operational roles from September 2011 until June 2014. He previously served as an analyst in the Morgan Stanley Investment Banking group from 2006 until 2008 and an analyst in the Cowen Healthcare Investment Banking group from 2005 until 2006. He also held positions at Aquilo Partners, an advisory firm, and Ironwood Pharmaceuticals, a commercial biotech company, during 2014 until 2016. Mr. Colabuono currently serves as President & CEO for and sits on the board of directors of Ariagen, Inc. Mr. Colabuono holds a B.A. in molecular biology and biochemistry from Dartmouth College. We believe that Mr. Colabuono is qualified to serve on our board of directors due to his experience in the areas of finance, investment, financial transactions, operations and drug development.

Keith Flaherty, M.D. has served as a member of our board of directors since March 2019. Dr. Flaherty is the Director of Clinical Research at Massachusetts General Hospital Cancer Center, where he has worked since July 2009. Dr. Flaherty is also a Professor of Medicine at Harvard Medical School, where he has taught since 2009. He co-founded Loxo Oncology, Inc. in 2012 and served on the board of directors until its acquisition by Eli Lilly and Company. Dr. Flaherty currently sits on the board of directors of Clovis Oncology, Inc., Strata Oncology, and Kinnate Biopharma. He trained in internal medicine at Brigham and Women’s Hospital, and in medical oncology at the University of Pennsylvania, earning board certifications in these specialties. Dr. Flaherty holds a B.S. in neurobiology from Yale University and an M.D. from The Johns Hopkins School of Medicine. We believe that Dr. Flaherty is qualified to serve on our board of directors due to his scientific background and experience as a clinician in the field of oncology.

Alan Fuhrman has served as a member of our board of directors since June 2019. Mr. Fuhrman is an experienced financial operations leader with a focus on guiding the growth of innovative pharmaceutical and biotechnology companies. Mr. Fuhrman is a member of the board of directors and chair of the audit committee for SpringWorks Therapeutics and a member of the board of directors and chair of the audit committee for Esperion Therapeutics. He also served on the board of directors, as chair of the audit committee and as a member of the compensation committee for Loxo Oncology, Inc. until its sale to Eli Lilly and Company in February 2019. From December 2017 until June 2020 he served as CFO of Amplyx Pharmaceuticals, a clinical stage infectious disease company. Prior to joining Amplyx, he served as CFO of Mirna Therapeutics, a publicly-traded, clinical-stage microRNA company that merged with Synlogic in August 2017. Prior to his role at Mirna, Mr. Fuhrman was CFO of Ambit Biosciences, where he helped lead the company through its initial public offering and oversaw financial, investor and administrative operations until its sale to Daiichi Sankyo in 2014. He has also served as the CFO at Naviscan, a privately held medical imaging company, and Sonus Pharmaceuticals, a publicly-traded oncology-focused biotechnology company. Earlier in his career, Mr. Fuhrman practiced as a certified public accountant with Coopers & Lybrand. Mr. Fuhrman holds a B.S. in both Business Administration and Agricultural Economics from Montana State University. We believe that Mr. Fuhrman is qualified to serve on our board of directors due to his service on the board of a public biotechnology company, his management experience, his financial expertise and his experience with public company accounting.

Oren Isacoff, M.D. has served as a member of our board of directors since June 2020. Dr. Isacoff has been a Principal at Longitude Capital since May 2015. Prior to Longitude Capital, he was a Senior Associate at

TPG Capital from August 2014 until May 2015. Dr. Isacoff holds a B.S. in Accounting, a B.A. in Political Science and Government, a M.B.E. in Bioethics/Medical Ethics, an M.D. and a MBA in Finance, Health Care Management from the University of Pennsylvania. We believe that Dr. Isacoff is qualified to serve on our board of directors due to his extensive educational history and experience in the venture capital industry.

Nilesh Kumar, Ph.D. has served as a member of our board of directors since June 2020. Dr. Kumar has been employed as a partner at Novo Ventures (US), Inc., which provides consulting services to Novo Holdings A/S, a Danish private limited liability company, since January 2017, and before that, a Senior Principal since April 2015. Prior to Novo Ventures, he held various positions in the Merck KGaA family of companies since 2009, culminating in the position of Senior Investment Director, where he led venture investments and strategic licensing transactions in the field of oncology and autoimmune diseases. Dr. Kumar also serves on the board of directors of Morphic Holding, Inc., a biopharmaceutical company, and of several private companies. Dr. Kumar holds a B.A. in Natural Sciences from Cambridge University, a Ph.D. in Chemistry from Harvard University and an M.B.A. from Harvard Business School. We believe that Dr. Kumar is qualified to serve on our board of directors due to his extensive experience in the pharmaceutical industry.

Family relationships

There are no family relationships among any of our directors or executive officers.

Composition of our board of directors

Our board of directors currently consists of eight members, each of whom is a member pursuant to the board composition provisions of our current certificate of incorporation and agreements with our stockholders, which agreements are described in the section of this prospectus titled “Certain Relationships and Related Party Transactions.” These board composition provisions will terminate upon the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until their earlier resignation or removal. Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director independence

We have applied to list our common stock on The Nasdaq Global Market. Under Nasdaq listing rules, independent directors must comprise a majority of a listed company’s board of directors within twelve months from the date of listing. In addition, Nasdaq listing rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent within twelve months from the date of listing. Audit committee members must also satisfy additional independence criteria, including those set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under Nasdaq listing rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries, other than compensation for board service; or (2) be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board of directors must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director, and whether the director is affiliated with the company or any of its subsidiaries or affiliates.

In July 2020, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that all members of our board of directors, except Barry Labinger, are independent directors, including for purposes of Nasdaq and the Securities and Exchange Commission, or the SEC, rules. In making that determination, our board of directors considered the relationships that each director has with us and all other facts and circumstances the board of directors deemed relevant in determining independence, including the potential deemed beneficial ownership of our capital stock by each director, including non-employee directors that are affiliated with certain of our major stockholders. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of Nasdaq and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers.

We intend to adopt a policy, subject to and effective upon the effectiveness of the registration statement of which this prospectus forms a part, that outlines a process for our securityholders to send communications to the board of directors.

Staggered board

In accordance with the terms of our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three staggered classes of directors and each director will be assigned to one of the three classes.

At each annual meeting of the stockholders, one class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2021 for Class I directors, 2022 for Class II directors and 2023 for Class III directors.

•	Our Class I directors will be Michael Powell, Ph.D. and Nilesh Kumar, Ph.D.;

•	Our Class II directors will be Oren Isacoff, M.D. and Peter Colabuono; and

•	Our Class III directors will be Keith Flaherty, M.D., Alan Fuhrman and Barry Labinger.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering will provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board leadership structure and board’s role in risk oversight

Dr. Powell is our current chairperson of our board of directors. We believe that separating the positions of Chief Executive Officer and chairperson of the board of directors allows our Chief Executive Officer to focus on our day-to-day business, while allowing a chairperson of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairperson, particularly as the board of directors’ oversight responsibilities continue to grow. While our amended and restated bylaws and corporate governance guidelines do not require that our chairperson and Chief Executive Officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, strategic direction and intellectual property as more fully discussed in the section entitled “Risk Factors” appearing elsewhere in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of our board of directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus forms a part. We believe that the composition and functioning of all of our committees will comply with the applicable requirements of Nasdaq, the Sarbanes-Oxley Act of 2002 and SEC rules and regulations that will be applicable to us. We intend to comply with future requirements to the extent they become applicable to us.

Following the consummation of this offering, the full text of our audit committee charter, compensation committee charter, and nominating and corporate governance charter will be posted on the investor relations portion of our website at www.checkmatepharma.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it a part of this prospectus.

Audit committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our audit committee will consist of Alan Fuhrman, Peter Colabuono and Oren Isacoff, M.D. and will be chaired by Mr. Fuhrman. The functions of the audit committee will include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

•

reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our annual reports on Form 10-K;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and voting with respect to all such transactions; and

•	reviewing quarterly earnings releases.

All members of our audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq listing rules. Our board of directors has determined that Mr. Fuhrman qualifies as an “audit committee financial expert” within the meaning of applicable SEC regulations. In making this determination, our board of directors considered the nature and scope of experience that Mr. Fuhrman has previously had with public reporting companies. Our board of directors has determined that all of the directors that will become members of our audit committee upon the effectiveness of the registration statement of which this prospectus forms a part satisfy the relevant independence requirements for service on the audit committee set forth in the rules of the SEC and Nasdaq listing rules. Both our independent registered public accounting firm and management will periodically meet privately with our audit committee.

Compensation committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our compensation committee will consist of Nilesh Kumar, Ph.D., Alan Fuhrman and Michael Powell, Ph.D., and will be chaired by Dr. Kumar. The functions of the compensation committee upon the completion of this offering will include:

•	annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of our principal executive officer;

•

evaluating the performance of our principal executive officers in light of such corporate goals and objectives and based on such evaluation: (i) determining cash compensation of our principal executive officer; and (ii) reviewing and approving grants and awards to our principal executive officer under equity-based plans;

•	reviewing and approving or recommending to the board of directors the cash compensation of our other executive officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and recommending to the board of directors the compensation of our directors;

•	preparing the compensation committee report required by SEC rules, if and when required, to be included in our annual proxy statement; and

•	reviewing and approving the retention, termination or compensation of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Each member of our compensation committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act.

Nominating and corporate governance committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our nominating and corporate governance committee will consist of Kieth Flaherty, M.D., Peter Colabuono and Michael Powell, Ph.D. and will be chaired by Dr. Flaherty. The functions of the nominating and corporate governance committee will include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

•	overseeing the evaluation of our board of directors and management.

Our board of directors may from time to time establish other committees.

Compensation committee interlocks and insider participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of business conduct and ethics

Our board of directors intends to adopt, subject to and effective upon the effectiveness of the registration statement of which this prospectus forms a part, a Code of Business Conduct and Ethics in connection with this offering. The Code of Business Conduct and Ethics will apply to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), agents and representatives, including directors and consultants.

We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics and our Code of Ethics on our website identified below. Upon the completion of this offering, the full text of our Code of Business Conduct and Ethics and our Code of Ethics will be posted on our website at http://www.checkmatepharma.com. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus, and you should not consider that information a part of this prospectus.

Limitations on liability and indemnification agreements

As permitted by Delaware law, provisions in our amended and restated certificate of incorporation and amended and restated bylaws, both of which will become effective upon the closing of this offering, limit or eliminate the personal liability of directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, a director exercise an informed business judgment based on all material information reasonably available to him or her. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as injunctive relief or rescission. These provisions will not alter a director’s liability under other laws, such as the federal securities laws or other state or federal laws. Our amended and restated certificate of incorporation that will become effective upon the closing of this offering also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Delaware law, our amended and restated bylaws to be effective upon the consummation of this offering will provide that:

•	we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law;

•	we must advance expenses to our directors and officers, and may advance expenses to our employees and other agents, in connection with a legal proceeding to the fullest extent permitted by law; and

•	the rights provided in our amended and restated bylaws are not exclusive.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director or officer, then the liability of our directors or officers will be so eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated bylaws will also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification. We have obtained such insurance.

In addition to the indemnification that will be provided for in our amended and restated certificate of incorporation and amended and restated bylaws, we plan to enter into separate indemnification agreements with each of our directors and executive officers, which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, expenses, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

This description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to the registration statement of which this prospectus forms a part.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Executive Compensation

Executive Compensation Overview

Our executive compensation program reflects our continued growth and development-oriented focus. To date, the compensation of our executive officers identified in the 2019 Summary Compensation Table below, who we refer to as our named executive officers, has consisted of a combination of base salary, incentive bonuses and long-term incentive compensation. Our named executive officers who are full-time employees, like all other full-time employees, are eligible to participate in our retirement and health and welfare benefit plans. As we transition from a private company to a publicly traded company, the compensation committee of our board of directors will evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require. At a minimum, the compensation committee expects to review executive compensation annually with input from a compensation consultant. As part of this review process, we expect the compensation committee to apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

2019 Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by, and paid to our named executive officers for services rendered to us in all capacities for the fiscal year ended as of December 31, 2019.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards ($) (1)	Non-Equity Incentive Compensation($)	All Other Compensation ($)		Total ($)
Barry A. Labinger	2019	400,462	100,000	(2)	—	—	65,644	(3)	566,106
Chief Executive Officer

Charles Abdalian(4)	2019	188,985	267,843	(5)	—	—	—		456,828
Former Chief Financial Officer

Arthur M. Krieg	2019	403,856	102,059		—	—	4,082	(6)	509,997
Chief Scientific Officer

Karen Brennan	2019	340,158	100,425		—	—	5,665	(6)	446,248
Chief Operating Officer

(1)

The amounts reflect the grant date fair value of stock-option awards granted and/or materially modified in 2019 in accordance with Financial Accounting Standards Board, Accounting Standards Codification Topic 718, or ASC 718. Such grant-date fair values do not take into account any estimated forfeitures related to service-vesting conditions. These amounts do not correspond to the actual value that may be recognized by the named executive officers upon vesting of the applicable awards.

(2)	This amount reflects the portion of Mr. Labinger’s $150,000 sign-on bonus that was earned during 2019 based on his continuous service.

(3)

Includes (i) $49,036 for housing expenses; (ii) $11,316 for tax gross-up payments in connection with such housing expenses, and (iii) $5,292 for expenses related to travel between Mr. Labinger’s personal residences in the District of Columbia and Vermont and the Company’s headquarters in Boston, MA.

(4)

Mr. Abdalian is currently on a paid medical leave of absence and we do not anticipate that he will continue to serve as our Chief Financial Officer. Mr. Abdalian is currently receiving long-term disability benefits that cover 39% of his base pay.

(5)	The amount reflects a discretionary bonus paid to Mr. Abdalian.

(6)	The amounts reflect an employer matching contribution on the employee’s behalf under our 401(k) plan.

Narrative to the Summary Compensation Table

Base Salaries

As of December 31, 2019, the base salaries for Messrs. Labinger and Abdalian, Dr. Krieg and Ms. Brennan were $412,000, $307,661, $404,309 and $344,793, respectively.

Annual Cash Bonuses

We do not sponsor or maintain a formal annual bonus plan. However, subject to the attainment of certain company and individual performance goals, the Board may approve discretionary bonuses based on a percentage of the executive’s base salary, as they did for 2019 for our named executive officers.

Employment Agreements with Our Named Executive Officers

Barry Labinger. On November 26, 2018, and effective as of December 5, 2018, we entered into an employment agreement with Mr. Labinger for the position of President and Chief Executive Officer, or the Labinger Employment Agreement, pursuant to which Mr. Labinger is entitled to a base salary of $400,000 and an annual target bonus equal to 40% of his base salary. His salary is subject to annual review and increase (not decrease) at the discretion of the Board or its designee. Pursuant to the Labinger Employment Agreement, Mr. Labinger was eligible to receive an equity award of 3,401,437 stock options to be subject to time-based vesting and accelerated vesting in connection with a Sale Event (as such term is defined in the Labinger Employment Agreement). The stock options that were granted to Mr. Labinger are further described below in the “Outstanding Equity Awards at 2019 Fiscal Year-End” table below. Mr. Labinger is also eligible to receive reimbursement of up to (1) $4,000 for his residential apartment lease per month and (2) airfare expenses between his home airport and Boston, Massachusetts. Pursuant to the Labinger Employment Agreement, Mr. Labinger was also entitled to a signing bonus of $150,000, which was payable in three installments subject to repayment of up to 100% of such amounts if his employment is terminated by the Company for cause or he resigns without good reason (as each such term is defined in the Labinger Employment Agreement). As of December 5, 2019, the Signing Bonus was no longer subject to repayment.

Mr. Labinger’s employment has no specified term and can be terminated at will by either party. In the event of his termination without cause or for good reason (as such terms are defined in the Labinger Employment Agreement), Mr. Labinger shall be entitled to (i) a lump sum payment equal to 12 months of his then-current base salary, less any applicable withholding and (ii) continuation of medical insurance pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or COBRA, for a period of up to 12 months at no cost to Mr. Labinger, unless he begins subsequent employment prior to the end of such 12-month period. The foregoing severance benefits are conditioned upon Mr. Labinger’s execution of a separation agreement, including a release of claims and compliance with certain restrictive covenants.

Arthur M. Krieg, M.D. On and effective as of April 8, 2020, we entered into a new employment agreement with Dr. Krieg for the position of our Chief Scientific Officer, or the Krieg Employment Agreement. The Krieg Employment Agreement provides for a base salary of $392,553, subject to annual review and increase (not decrease) and an annual target bonus equal to 30% of his base salary. Pursuant to the Krieg Employment Agreement and following completion of an initial public offering, Dr. Krieg shall also become eligible to receive an equity grant consistent with our equity-granting policy that we intend to adopt for grants to other executive officers.

Dr. Krieg’s employment has no specified term and can be terminated at will by either party. In the event of termination without cause or for good reason (as such terms are defined in the Krieg Employment Agreement), Dr. Krieg shall be entitled to (i) a lump sum payment equal to 12 months of his then-current base salary, less any applicable withholding and (ii) continuation of medical insurance pursuant to COBRA for a period of up to 12 months at no cost to Dr. Krieg, unless he begins subsequent employment prior to the end of such 12-month period. The foregoing severance benefits are conditioned upon Dr. Krieg’s execution of a separation agreement, including a release of claims and compliance with certain restrictive covenants.

Charles Abdalian. On December 6, 2016 and effective as of January 1, 2017, we entered into an employment agreement in the form of an offer letter with Mr. Abdalian for the position of Executive Vice President and Chief Financial Officer pursuant to which Mr. Abdalian is entitled to a base salary of $217,500 and an annual target bonus equal to 30% of his base salary, or the Abdalian Offer Letter. His salary is subject to annual review and increase (not decrease) at the discretion of the Board or its designee. The stock options that were granted to Mr. Abdalian pursuant to the Abdalian Offer Letter are described below in the “Outstanding Equity Awards at 2019 Fiscal Year-End” table below.

Mr. Abdalian’s employment has no specified term and can be terminated at will by either party. In the event of his termination without cause or for good reason (as such terms are defined in the Abdalian Offer Letter), Mr. Abdalian shall be entitled to (i) a lump sum payment equal to 9 months of his then-current base salary, less any applicable withholding, (ii) continuation of medical insurance pursuant to COBRA for a period of up to 12 months at no cost to Mr. Abdalian, unless he begins subsequent employment prior to the end of such 12-month period, and (iii) in the event such termination occurs within the 9 month period following a Sale of the Company (as such term is defined in the Abdalian Offer Letter), 100% accelerated vesting of his then outstanding unvested equity awards. The foregoing severance benefits are conditioned up Mr. Abdalian’s execution of a separation agreement, including a release of claims and compliance with certain restrictive covenants.

Karen Brennan. On June 13, 2017 and effective as of June 26, 2017, we entered into an employment agreement in the form of an offer letter with Ms. Brennan for the position of Chief Operating Officer, or the Brennan Offer Letter, pursuant to which Ms. Brennan is entitled to a base salary of $325,000 and an annual target bonus equal to 30% of her base salary. Ms. Brennan’s salary is subject to annual review and increase (not decrease) at the discretion of the Board or its designee. Ms. Brennan’s start date with the company was June 26, 2017. Her salary is subject to annual review and increase (not decrease) at the discretion of the Board or its designee. Stock options that were granted to Ms. Brennan pursuant to the Brennan Offer Letter are described below in the “Outstanding Equity Awards at 2019 Fiscal Year-End” table below.

Ms. Brennan’s employment has no specified term and can be terminated at will by either party. In the event of her termination without cause or for good reason (as such terms are defined in the Brennan Offer Letter), Ms. Brennan shall be entitled to (i) a lump sum payment equal to 9 months of her then-current base salary, less any applicable withholding and (ii) in the event such termination occurs within the 12-month period following a Sale of the Company (as such term is defined in the Brennan Offer Letter), 100% accelerated vesting of her then outstanding unvested equity awards. The foregoing severance benefits are conditioned upon Ms. Brennan’s execution of a separation agreement, including a release of claims and compliance with certain restrictive covenants.

In connection with this offering, we intend to enter into new employment agreements with our named executive officers that will become effective upon the closing of this offering and will supersede the existing offer letters and severance agreements described above.

Outstanding Equity Awards at 2019 Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2019.

	Option Awards (1)(2)
Name	Vesting Start Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($/share)	Option Expiration Date
Barry Labinger	12/17/2018	285,714	857,142	0.35	12/17/2028
	12/17/2018	564,644	1,693,934	0.35	12/17/2028

Charles Abdalian	1/08/2017	36,458	13,541	0.15	1/08/2027
	1/07/2018	119,791	130,208	0.33	1/07/2028

Arthur M. Krieg	—	—	—	—	—

Karen Brennan	6/26/2017	337,187	202,312	0.33	6/26/2027

(1)	Options vest 25% on the first anniversary of the named executive officer’s vesting start date and 1/36th each month thereafter.

(2)	The vesting of the option awards granted to each of the named executive officers accelerates upon the consummation of a sale event (as such term is defined in the applicable agreement).

Equity Compensation Plans

2015 Stock Option and Grant Plan

The 2015 Stock Option and Grant Plan was adopted by the Board and approved by our stockholders on August 10, 2015, subsequently amended by the Board and approved by our stockholders on May 1, 2018 and again on November 28, 2018, June 9, 2020 and June 16, 2020 or the 2015 Plan. Under the 2015 Plan, we have reserved for issuance an aggregate of 15,146,840 shares of our common stock. The number of shares of common stock reserved for issuance is subject to adjustment in the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure that constitutes an equity restructuring (as such term is used in ASC 718).

Administration. Our Board has acted as administrator of the 2015 Plan. The administrator has full power, among other things, to select individuals to whom awards will be granted from among the individuals eligible for awards, to accelerate the time at which a stock award may be exercised or become vested, to amend the 2015 Plan and to determine the specific terms and conditions of each award, subject to the provisions of the 2015 Plan. Persons eligible to participate in the 2015 Plan are our key employees, directors, consultants and other service providers.

Equity Awards. The 2015 Plan permits the granting of (1) incentive stock options, (2) non-qualified stock options, (3) stock appreciation rights, (4) restricted stock awards, (5) unrestricted stock awards and (6) restricted stock units. The per share exercise price of each option will be determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant (unless such stock option award is structured to comply with Section 409A of the Code), provided that the per share exercise price of each option granted to an optionee that owns more than 10% of the common stock may not be less than 110% of the fair market value of the common stock on the date of grant and such option grant may not be exercisable after the ten year anniversary of the date of grant. The term of each option will be fixed by the administrator. The administrator will determine at what time or times each option may be exercised.

Sale Event. The 2015 Plan provides that upon the occurrence of a “Sale Event,” as defined in the 2015 Plan, our Board may take one or more of the following actions as to some or all awards outstanding under the 2015 Plan: (i) provide that outstanding stock options, restricted stock or restricted stock unit awards will be assumed or substituted by the acquiring or successor corporation, (ii) make a payment, in such form as may be determined by the Board equal to the excess, if any, of (A) the value of the property the participant would have received upon the exercise of an option immediately prior to the effective time of the Sale Event, over (B) any exercise price payable by such holder in connection with such exercise, (iii) accelerate the vesting, in whole or in part, of an option, restricted stock or stock unit award to a date prior to the effective time of such Sale Event, (iv) for restricted stock, repurchase at the original share price or (v) for restricted stock or restricted stocks unit, cancel the award to the extent not vested or not exercised prior to the effective time of the Sale Event in exchange for cash consideration equal to the sale price times the number of shares subject to the awards.

Amendment. The Board may amend, suspend or terminate the 2015 Plan at any time, subject to stockholder approval where such approval is required by applicable law. The Board may also amend, modify or terminate any outstanding award, provided that no amendment to an award may adversely affect a participant’s rights without his or her consent.

Termination. No awards may be granted under the 2015 Plan after the date that is 10 years from the date our board of directors approved the 2015 Plan. No stock awards may be granted under the 2015 Plan while the 2015 Plan is suspended or after it is terminated.

As of June 30, 2020, options to purchase 8,023,378 shares of common stock were outstanding under the 2015 Plan. Our Board determined that no additional awards will be granted under the 2015 Plan following our initial public offering, at which time the 2020 Plan becomes effective.

2020 Stock Option and Incentive Plan

Our 2020 Stock Option and Incentive Plan was adopted by our board of directors in                  and approved by our stockholders in                  and became effective on the day before the date on which the registration statement of which this prospectus is part was declared effective by the SEC, or the 2020 Plan. The 2020 Plan will replace the 2015 Plan as our board of directors has determined not to make additional awards under the 2015 Plan following the completion of our initial public offering. However, the 2015 Plan will continue to govern outstanding equity awards granted thereunder. The 2020 Plan will allow the compensation committee to make equity-based incentive awards to our officers, employees, directors and other key persons, including consultants.

Authorized Shares. We have initially reserved                  shares of our common stock for the issuance of awards under the 2020 Plan. The 2020 Plan provides that the number of shares reserved and available for issuance under the 2020 Plan will automatically increase each, beginning on January 1, 2021, by         % of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee. This number will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. The shares we issue under the 2020 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated, other than by exercise, under the 2020 Plan and the 2015 Plan will be added back to the shares of common stock available for issuance under the 2020 Plan. The maximum number of shares of common stock that may be issued as incentive stock options in any one calendar year period may not exceed                .

Non-Employee Director Limit. Our 2020 Plan contains a limitation whereby the value of all awards under our 2020 Plan and all other cash compensation paid by us to any non-employee director may not exceed: (i) $                 in the first calendar year an individual becomes a non-employee director and (ii) $                 in any other calendar year.

Administration. The 2020 Plan will be administered by our compensatio committee. Our compensation committee will have full power to select the individuals to whom awards will be granted from among the individuals eligible for awards, to make any combination of awards to participants and to determine the specific terms and conditions of each award, subject to the provisions of the 2020 Plan.

Eligibility. Persons eligible to participate in the 2020 Plan will be those employees, non-employee directors and consultants, as selected from time to time by our compensation committee in its discretion.

Options. The 2020 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The exercise price of each option will be determined by our compensation, nomination and corporate governance committee but may not be less than 100% of the fair market value of our common stock on the date of grant unless the option is granted pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Stock Appreciation Rights. Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation, nomination and corporate governance committee and may not exceed 10 years from the date of grant. Our compensation, nomination and corporate governance committee will determine at what time or times each stock appreciation right may be exercised.

Restricted Stock and Restricted Stock Units. Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.

Unrestricted Stock Awards. Our compensation committee may grant shares of common stock that are free from any restrictions under the 2020 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Dividend Equivalent Rights. Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

Cash-Based Awards. Our compensation, nomination and corporate governance committee may grant cash bonuses under the 2020 Plan to participants, subject to the achievement of certain performance goals.

Sale Event. The 2020 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2020 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2020 Plan. To the extent that awards granted under the 2020 Plan are not assumed or continued or substituted by the successor entity, all unvested awards granted under the 2020 Plan shall be terminated. In such case, except as may be otherwise provided in the relevant award agreement, all options and stock appreciation rights with time-

based vesting, conditions or restrictions that are not exercisable immediately prior to the sale event will become fully exercisable as of the sale event, all other awards with time-based vesting, conditions or restrictions will become fully vested and nonforfeitable as of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with the sale event in the plan administrator’s discretion or to the extent specified in the relevant award agreement. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) prior to the sale event. In addition, in connection with the termination of the 2020 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights.

Amendment. Our board of directors may amend or discontinue the 2020 Plan and our compensation committee can amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Our compensation committee is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options or effect the repricing of such stock options through cancellation and re-grants without additional stockholder approval. Certain amendments to the 2020 Plan will require the approval of our stockholders.

No awards may be granted under the 2020 Plan after the date that is 10 years from the date of stockholder approval of the 2020 Plan. No awards under the 2020 Plan have been made prior to the date hereof.

2020 Employee Stock Purchase Plan

Our 2020 Employee Stock Purchase Plan was adopted by our board of directors in                  and was approved by our stockholders in                 , or the ESPP. The ESPP became effective immediately prior to the time that the registration statement of which this prospectus forms a part was declared effective by the SEC. The ESPP will initially reserve and authorize the issuance of up to a total of                  shares of common stock to participating employees. The ESPP will provide that the number of shares reserved and available for issuance will automatically increase each                 , beginning on                     , by the lesser of                  shares of our common stock,     % of the outstanding number of shares of our common stock on the immediately preceding                 , or such lesser number of shares as determined by our compensation committee. This number will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees whose customary employment is for more than 20 hours per week and have completed at least 30 days of service or are otherwise required to participate by applicable local law are eligible to participate in the ESPP. Any employee who owns 5% or more of the total combined voting power or value of stock will not be eligible to purchase shares under the ESPP.

We will make one or more offerings, consisting of one or more purchase periods, each year to our employees to purchase shares under the ESPP. The first offering will begin on a date to be later determined by our compensation committee and, unless otherwise determined by the administrator of the ESPP, will end on the date that is approximately      months following such date. Each eligible employee must authorize payroll deductions or other contributions by submitting an enrollment form by the deadline specified by the plan administrator, prior to the first offering period. Subsequent offerings will usually begin every six months and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any subsequent offering by submitting an enrollment form at least 15 business days before the relevant offering date.

Each employee who is a participant in the ESPP may purchase shares by authorizing contributions of up to 10% of his or her compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated contributions will be used to purchase shares on the last business day of the purchase period at a price equal to 85% of the fair market value of the shares on the first business day of the offering period or the last business day of the purchase period, whichever is lower, provided that no more than                  shares of common stock (or a lesser number as established by the plan administrator in advance of the purchase period) may be purchased by any one employee during each purchase period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the offering period, under the ESPP for each calendar year in which a purchase right is outstanding.

The accumulated contributions of any employee who is not a participant on the last day of a purchase period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The ESPP may be terminated or amended by our board of directors at any time but shall automatically terminate on the 10 year anniversary of this offering. An amendment that increases the number of shares of common stock that are authorized under the ESPP and certain other amendments will require the approval of our stockholders. The plan administrator may adopt subplans under the ESPP for employees of our non U.S. subsidiaries who may participate in the ESPP and may permit such employees to participate in the ESPP on different terms, to the extent permitted by applicable law.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to applicable annual Code limits. Employees’ pre-tax or Roth contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their contributions. We make safe-harbor match contributions of 100% of the first 4% of each participant’s eligible compensation. Our 401(k) plan is intended to be qualified under Section 401(a) of the Code with our 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to our 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from our 401(k) plan.

Nonqualified Deferred Compensation

Our named executive officers did not participate in, or earn any benefits under, a nonqualified deferred compensation plan sponsored by us during fiscal 2019.

Other Benefits

Our named executive officers are eligible to participate in our employee benefit plans on the same basis as our other employees, including our health and welfare plans.

Termination or Change in Control Benefits

Our named executive officers may become entitled to certain benefits or enhanced benefits in connection with a qualifying termination and/or a change in control of our company. Each of our named executive officers’ employment agreements entitles them to certain benefits, upon a qualifying termination or in connection with a change in control of our company. For additional discussion, please see “Employment Agreements with our Named Executive Officers.”

Director Compensation

Retainers, Meeting Fees and Expenses

Mr. Labinger and Dr. Krieg do not receive any compensation from the Company for their service on our Board. All compensation earned by Mr. Labinger and Dr. Krieg during fiscal year 2019 is set forth above within the “2019 Summary Compensation Table.” Dr. Powell, our representative appointed by Sofinnova Venture Partners IX, L.P. and Mr. Colabuono, our representative appointed by Decheng Capital, also do not receive any compensation from the Company for their service on our Board. Each of our other remaining non-employee directors is eligible to receive the following compensation under our Non-Employee Director Compensation Policy:

Initial Equity Grant

•	Upon joining the Board, each non-employee director shall receive an initial equity grant of .

Annual Cash Retainers

•	Each non-employee director shall receive annual cash retainers as follows:

•	$ for service as a non-employee director;

•	$ additional annual cash retainer to any non-employee director serving as a member of any committee of the Board (per committee); and

•	$ additional annual cash retainer to any non-employee director serving as the chair of any committee of the Board (per committee).

Annual cash retainers payable to non-employee directors are calculated based upon the pro-rated number of quarterly periods each non-employee director served in their respective capacity as a Board and/or committee member in a given year.

Directors are also reimbursed for actual expenses incurred in attending meetings of our Board and any of its committees, as well as service to our Board or any of its committees that is unrelated to such meetings. The following table presents the total compensation for each person who served as a non-employee director of our Board during fiscal year 2019.

Name	Fees Paid or Earned in Cash ($)	Option Awards ($) (1)	Total ($)
Mike Powell, Ph.D.	—	—	—
Ben Auspitz(2)	—	—	—
Peter Colabuono	—	—	—
Keith Flaherty, M.D.	30,000	36,508	66,508
Alan Fuhrman	20,000	36,508	56,508
Corey Goodman, Ph.D.(3)	—	—	—
Robert Weisskoff, Ph.D.(4)	—	—	—

(1)

The amounts reflect the grant date fair value of stock-option awards granted in 2019 in accordance with Financial Accounting Standards Board, Accounting Standards Codification Topic 718, or ASC 718. Such grant-date fair values do not take into account any estimated forfeitures related to service-vesting conditions. These amounts do not correspond to the actual value that may be recognized by the non-employee director upon vesting of the applicable awards. As of December 31, 2019, our non-employee directors held the following option awards: Dr. Flaherty, 170,000 stock options; and Mr. Furhman, 170,000 stock options. None of our other non-employee directors held any stock options or other equity awards as of such date.

(2)	Mr. Auspitz resigned from our board of directors on November 22, 2019.

(3)	Dr. Goodman resigned from our board of directors on July 6, 2020.

(4)	Dr. Weisskoff resigned from our board of directors on June 17, 2020.

Non-Employee Director Compensation Policy

Our non-employee directors are eligible to receive cash and equity compensation under our Non-Employee Director Compensation Policy, which will remain in effect until such time the Company consummates an initial public offering. In connection with this offering, we intend to adopt a new non-employee director compensation policy that will become effective as of the completion of this offering, which will be designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors.

Certain Relationships and Related Party Transactions

The following is a description of transactions or series of transactions since January 1, 2017, to which we were or will be a party, in which:

•

the amount involved in the transaction exceeds the lesser of (i) $120,000 or (ii) one percent of the average of the smaller reporting company’s total assets at year end for the last two completed fiscal years; and

•

in which any of our executive officers, directors or holder of five percent or more of any class of our capital stock, including their immediate family members or affiliated entities, had or will have a direct or indirect material interest.

Compensation arrangements for our named executive officers and our directors are described elsewhere in this prospectus under “Director Compensation” and “Executive Compensation.”

Private Placements of Securities

Series A Preferred Stock Financing

In August 2015, with a subsequent closing in June 2016, we sold an aggregate of 20,000,000 shares of our Series A preferred stock at a purchase price of $1.00 per share for an aggregate amount of $20.0 million. In February 2017 pursuant to an extension of our Series A preferred stock financing, we sold an aggregate of an additional 5,000,000 shares of our Series A preferred stock at a purchase price of $1.00 per share for an aggregate amount of $5.0 million. The following table summarizes purchases of our Series A preferred stock by related persons:

STOCKHOLDER	SHARES OF SERIES A PREFERRED STOCK	TOTAL PURCHASE PRICE
Sofinnova Venture Partners IX, L.P. (1)	12,500,000	$12,500,000
venBio Global Strategic Fund II, L.P. (2)	12,500,000	$12,500,000

(1)

Sofinnova Venture Partners IX, L.P., or Sofinnova, holds more than 5% of our voting securities. Dr. Michael Powell, chairman of our board of directors, is a director, officer and shareholder of Sofinnova Investments, Inc., a corporation that is affiliated with Sofinnova.

(2)	venBio Global Strategic Fund II, L.P., or venBio, holds more than 5% of our voting securities.

Series B Preferred Stock Financing

In June 2017, we sold an aggregate of 12,450,027 shares of our Series B preferred stock at a purchase price of $2.16867 per share for an aggregate amount of $27.0 million. Pursuant to an extension of our Series B preferred stock financing, in November 2018 with a subsequent closing March 2019, we sold an aggregate of an additional 10,144,464 shares of our Series B preferred stock at a purchase price of $2.16867 per share for an aggregate amount of approximately $22.0 million. Pursuant to a second extension of our Series B preferred stock financing, in August 2019 with a subsequent closing January 2020, we sold an aggregate of an additional 7,377,793 shares of our Series B preferred stock at a purchase price of $2.16867 per share for an aggregate amount of approximately $16.0 million. In connection with our June 2020 Series C financing, the conversion price of our Series B Preferred Stock was decreased from $2.16867 to $1.9319 such that the rate at which shares of Series B Preferred Stock may be converted into shares of Common Stock was adjusted from 1:1 to 1.12256:1. The following table summarizes purchases of our Series B preferred stock by related persons:

STOCKHOLDER	SHARES OF SERIES B PREFERRED STOCK	TOTAL PURCHASE PRICE
Sofinnova Venture Partners IX, L.P.(1)	8,753,350	$18,983,128
venBio Global Strategic Fund II, L.P. (2)	8,753,350	$18,983,128
F-Prime Capital Partners Healthcare Fund V LP (3)	5,297,388	$11,488,286
Decheng Capital China Life Sciences USD Fund III, LP (4)	7,168,196	$15,545,452

(1)

Sofinnova holds more than 5% of our voting securities. Dr. Powell, chairman of our board of directors, is a director, officer and shareholder of Sofinnova Investments, Inc., a corporation that is affiliated with Sofinnova.

(2)	venBio holds more than 5% of our voting securities.

(3)	F-Prime Capital Partners Healthcare Fund V LP, or F-Prime, holds more than 5% of our voting securities.

(4)	Decheng Capital China Life Sciences USD Fund III, LP, or Decheng, holds more than 5% of our voting securities. Peter Colabuono, a member of our board of directors, is Principal of Decheng.

Series C Preferred Stock Financing

In June 2020, we sold an aggregate of 46,828,167 shares of our Series C redeemable convertible preferred stock at a purchase price of $1.6016 per share for an aggregate amount of approximately $75.0 million. In connection with the June 2020 Series C financing, we issued an additional 6,295,756 shares of Series C redeemable convertible preferred stock in exchange for previously issued convertible notes with a face amount of approximately $10.0 million and accrued interest of $83 thousand. The following table summarizes purchases of our Series C redeemable convertible preferred stock by related persons:

STOCKHOLDER	SHARES OF SERIES C PREFERRED STOCK	TOTAL PURCHASE PRICE
Novo Holdings A/S(1)	12,487,512	$20,000,000
Longitude Venture Partners III, L.P. (2)	10,926,573	$17,500,000
Sofinnova Venture Partners IX, L.P.(3)	1,208,166	$1,934,999
venBio Global Strategic Fund II L.P.(4)	1,208,166	$1,934,999
F-Prime Capital Partners Healthcare Fund V LP(5)	299,700	$480,000
Decheng Capital China Life Sciences USD Fund III, LP(6)	405,844	$650,000

(1)

Novo Holdings A/S, or Novo, holds more than 5% of our voting securities. Nilesh Kumar, a member of our board of directors, is employed as a partner at Novo Ventures (US), Inc., which provides consulting services to Novo. Dr. Kumar is not deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by Novo.

(2)

Longitude Venture Partners III, L.P., or Longitude, holds more than 5% of our voting securities. Oren Isacoff, a member of our board of directors, is a Principal at Longitude Capital, a corporation that is affiliated with Longitude.

(3)

Sofinnova holds more than 5% of our voting securities. Dr. Powell, chairperson of our board of directors, is a director, officer and shareholder of Sofinnova Investments, Inc., a corporation that is affiliated with Sofinnova.

(4)	venBio holds more than 5% of our voting securities.

(5)	F-Prime Capital Partners Healthcare Fund V LP, or F-Prime, holds more than 5% of our voting securities.

(6)	Decheng holds more than 5% of our voting securities. Peter Colabuono, a member of our board of directors, is Principal of Decheng.

Convertible Promissory Note Issuance

In April 2020, we sold four convertible promissory notes for an aggregate amount of $10.0 million. The following table summarizes purchases of our convertible promissory notes by related persons:

STOCKHOLDER	TOTAL NOTE AMOUNT
Sofinnova Venture Partners IX, L.P.(1)	$3,870,000
venBio Global Strategic Fund II, L.P. (2)	$3,870,000
F-Prime Capital Partners Healthcare Fund V LP (3)	$960,000
Decheng Capital China Life Sciences USD Fund III, LP (4)	$1,300,000

(1)

Sofinnova holds more than 5% of our voting securities. Dr. Powell, chairman of our board of directors, is a director, officer and shareholder of Sofinnova Investments, Inc., a corporation that is affiliated with Sofinnova.

(2)	venBio holds more than 5% of our voting securities.

(3)	F-Prime holds more than 5% of our voting securities.

(4)	Decheng holds more than 5% of our voting securities. Peter Colabuono, a member of our board of directors, is Principal of Decheng.

Agreements with stockholders

In connection with our Series A preferred stock financings and our Series B preferred stock financings, we entered into investors’ rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of our preferred stock and certain holders of our common stock. These stockholder agreements will terminate upon the closing of this offering, except for the registration rights granted under our investors’ rights agreement, as more fully described in “Description of Capital Stock—Registration Rights.”

Employment agreements

We have entered into employment agreements with our named executive officers. For more information regarding the agreements with our named executive officers, see “Executive Compensation—Employment Agreements with our Named Executive Officers.”

Director compensation

See “Director Compensation” for information regarding compensation of our directors.

Indemnification agreements

In connection with this offering, we intend to enter into agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our board of directors to the maximum extent allowed under Delaware law.

Stock option grants to executive officers and directors

We have granted stock options to our executive officers and certain of our directors as more fully described in the sections entitled “Executive Compensation” and “Director Compensation.”

Policies for approval of related party transactions

Our board of directors reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related party. Prior to this offering, the material facts as to the related party’s relationship or interest in the transaction are disclosed to our board of directors prior to their consideration of such transaction, and the transaction is not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

In connection with this offering, we will adopt a written related party transactions policy that such transactions must be approved by our audit committee. This policy will become effective on the date on which the registration statement of which this prospectus is a part is declared effective by the SEC. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members.

Principal Stockholders

The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of June 30, 2020, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power, and includes securities that the individual or entity has the right to acquire, such as through the exercise of stock options, within 60 days of June 30, 2020. Except as noted by footnote, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

The percentage of beneficial ownership prior to this offering in the table below is based on 122,899,229 shares of common stock deemed to be outstanding as of June 30, 2020, assuming the conversion of all outstanding shares of our convertible preferred stock upon the completion of this offering into an aggregate of 111,769,550 shares of common stock upon the completion of this offering, and the percentage of beneficial ownership after this offering in the table below is based on                  shares of common stock assumed to be outstanding after the closing of the offering. The information in the table below assumes no exercise of the underwriters’ option to purchase additional shares.

The following table does not reflect any potential purchases by these persons or entities or their affiliated entities, nor does it give effect to any shares that may be acquired by our stockholders, directors or executive officers pursuant to the directed share program. If any shares are purchased by our existing principal stockholders, directors or their affiliated entities, the number and percentage of shares of our common stock beneficially owned by them after this offering will differ from those set forth in the following table.

Except as otherwise noted below, the address for persons listed in the table is c/o Checkmate Pharmaceuticals, Inc., 245 Main Street, 2nd Floor, Cambridge, MA 02142.

	Number of shares beneficially owned	Percentage of shares beneficially owned
Name and address of beneficial owner		Before offering	After offering
5% or Greater Stockholders:
Sofinnova Venture Partners IX, L.P.(1)	25,970,767	21.1%	%
venBio Global Strategic Fund II L.P.(2)	25,970,767	21.1%	%
Novo Holdings A/S(3)	12,487,512	10.2%	%
Longitude Venture Partners III, L.P.(4)	10,926,573	8.9%	%
Decheng Capital China Life Sciences USD Fund III, LP(5)	9,271,008	7.5%	%
Arthur M. Krieg, M.D.(6)	6,923,565	5.6%	%
F-Prime Capital Partners Healthcare Fund V LP(7)	6,850,717	5.6%	%
Entities affiliated with Medicxi(8)	6,243,756	5.1%	%
Omega Fund VI, L.P.(9)	6,243,756	5.1%	%

	Number of shares beneficially owned	Percentage of shares beneficially owned
Name and address of beneficial owner		Before offering	After offering
Named Executive Officers and Directors:
Barry Labinger(10)	1,417,265	1.1%	%
Karen Brennan(11)	427,104	*	%
Arthur M. Krieg, M.D.(6)	6,923,565	5.6%	%
Charles Abdalian(12)	407,310	*	%
Michael Powell, Ph.D.(1)	25,970,767	21.1%	%
Peter Colabuono(13)	—	—	%
Keith Flaherty, M.D.(14)	110,278	*	%
Alan Fuhrman(15)	66,111	*	%
Oren Isacoff, M.D.(16)	—	—	%
Nilesh Kumar, Ph.D.(17)	—	—	%
All Executive Officers and Directors as a group (thirteen persons)(18)	35,322,400	28.2%	%

*	Represents beneficial ownership of less than one percent.

(1)

Represents 25,970,767 shares of common stock issuable upon conversion of preferred stock held directly by Sofinnova, which include 1,072,793 shares of common stock in satisfaction of anti-dilution rights associated with our June 2020 Series C financing. Dr. Michael F. Powell, a member of our board of directors, and Dr. James Healy are the managing members of Sofinnova Management IX, L.L.C., the general partner of Sofinnova, and as such, may be deemed to share voting and investment power with respect to shares held by Sofinnova. The mailing address of Sofinnova is c/o Sofinnova Investments, Inc., 3000 Sand Hill Road, Bldg. 4, Suite 250, Menlo Park, CA 94025

(2)

Represents 25,970,767 shares of common stock issuable upon conversion of preferred stock held directly by venBio, which include 1,072,793 shares of common stock in satisfaction of anti-dilution rights associated with our June 2020 Series C financing. venBio Global Strategic GP II, L.P., or the General Partner, is the sole general partner of venBio. venBio Global Strategic GP II, Ltd., or GP Ltd., is the sole general partner of the General Partner. Drs. Corey Goodman and Robert Adelman are directors of GP Ltd. As the sole general partner of venBio, the General Partner may be deemed to own beneficially the shares held by venBio. As the sole general partner of the General Partner, the GP Ltd. likewise may be deemed to own beneficially the shares held by venBio. As directors of the GP Ltd., each of Drs. Goodman and Adelman likewise may be deemed to own beneficially the shares held by venBio. The address for venBio, the General Partner and GP Ltd. is c/o venBio Partners, LLC, 1700 Owens Street, Suite 595, San Francisco, CA 94158.

(3)

Represents 12,487,512 shares of common stock issuable upon conversion of preferred stock held directly by Novo. The board of directors of Novo, which is currently comprised of Jeppe Christiansen, Steen Riisgaard, Lars Rebien Sørensen, Jean-Luc Butel, Viviane Monges, Carsten Stendevad and Francis Cuss, has shared voting and investment power with respect to the shares held by Novo and may exercise such control only with the support of a majority of the members of the Novo board of directors. As such, no individual member of the Novo board of directors is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by Novo. The address for Novo is Tuborg Havnevej 19, DK-2900 Hellerup, Denmark

(4)

Represents 10,926,573 shares of common stock issuable upon conversion of preferred stock held by Longitude. Longitude Capital Partners III, LLC, or LCP III, is the general partner of Longitude and may be deemed to have voting and dispositive power over shares held by Longitude. Patrick G. Enright and Juliet Tammenoms Bakker are managing members of LCP III and may each be deemed to share voting and dispositive power with respect to the shares held by Longitude. Each of Longitude, Mr. Enright and Ms. Tammenoms Bakker disclaims beneficial ownership of such shares, except to the extent of their respective pecuniary interests therein. The address of Longitude is 2740 Sand Hill Road, 2nd Floor, Menlo Park, California 94025.

(5)

Represents 9,271,008 shares of common stock issuable upon conversion of preferred stock held by Decheng, which include 878,520 shares of common stock in satisfaction of anti-dilution rights associated with our June 2020 Series C financing. Decheng Capital Management II (Cayman), LLC, or Decheng Management, is the general partner of Decheng. Min Cui, Ph.D. is the sole manager of Decheng

Management may be deemed to have voting and investment power with respect to the shares held by Decheng and as a result may be deemed to have beneficial ownership of such shares. The address for Decheng is 3000 Sand Hill Road, Building 2, Suite 110, Menlo Park, California 94025.
(6)

Consists of (a) 5,387,979 shares of common stock held by Dr. Krieg and (b) 1,535,586 shares of common stock held in three irrevocable trusts for the benefit of Dr. Krieg’s children for which Dr. Krieg serves as trustee.

(7)

Represents 6,850,717 shares of common stock issuable upon conversion of preferred stock held by F-Prime, which include 649,237 shares of common stock in satisfaction of anti-dilution rights associated with our June 2020 Series C financing. F-Prime Capital Partners Healthcare Advisors Fund V LP is the general partner of F-Prime. F-Prime Capital Partners Healthcare Advisors Fund V LP is solely managed by Impresa Management LLC, the managing member of its general partner and its investment manager. Impresa Management LLC is owned, directly or indirectly, by various shareholders and employees of FMR LLC. Each of the entities listed above expressly disclaims beneficial ownership of the securities listed above except to the extent of any pecuniary interest therein. The address of these entities is 245 Summer Street, Boston, MA 02210.

(8)

Consists of (a) 6,098,869 shares of common stock issuable upon conversion of shares of preferred stock held by Medicxi Growth I LP , or Medicxi Growth I, and (b) 144,887 shares of common stock issuable upon conversion of preferred stock held by Medicxi Growth Co-Invest I LP., or Medicxi Growth Co-Invest I. Medicxi Growth I GP Limited, or Growth I GP, is the general partner of Medicxi Growth I and Medicxi Growth Co-Invest I and may be deemed to have voting and dispositive power over the shares held directly by Medicxi Growth I and Medicxi Growth Co-Invest. Medicxi Ventures Management (Jersey) Limited, or the Medicxi Manager, has been appointed by Growth I GP as manager of Medicxi Growth I and Medicxi Growth Co-Invest I and may be deemed to have voting and dispositive power over the shares held directly by Medicxi Growth I and Medicxi Growth Co-Invest. The address of Medicxi Growth I, Medicxi Growth I GP, Medicxi Growth Co-Invest I and Medicxi Manager is Nick McHardy c/o Intertrust Fund Services (Jersey) Limited, 44 Esplanade, St. Helier, Jersey JE4 9WG.

(9)

Represents 6,243,756 shares of common stock issuable upon conversion of preferred stock held by Omega Fund VI, L.P., or Omega. Otello Stampacchia, Richard Lim, Claudio Nessi and Anne-Mari Paster are the directors of Omega Fund VI GP Manager, Ltd., or Omega Manager, which is the sole general partner of Omega Fund VI GP, L.P., or Omega GP, which is the sole general partner of Omega. Messrs. Stampacchia, Lim and Nessi and Ms. Paster may be deemed to share voting and dispositive power over the shares held by Omega. Each of such individuals, together with Omega GP and Omega Manager, disclaims beneficial ownership of the shares held by Omega. except to the extent of their pecuniary interest therein. The address of Omega is 185 Dartmouth Street, Suite 502, Boston, Massachusetts 02116.

(10)	Represents 1,417,265 shares of common stock underlying stock options exercisable within 60 days of June 30, 2020.
(11)	Represents 427,104 shares of common stock underlying stock options exercisable within 60 days of June 30, 2020.
(12)	Consists of (a) 201,060 shares of common stock and (b) 206,250 shares of common stock underlying stock options exercisable within 60 days of June 30, 2020.
(13)

Mr. Colabuono, a member of our board of directors, is Principal at Decheng Capital. Mr. Colabuono has no voting or dispositive power over the shares held by Decheng and is not deemed to beneficially own such shares.

(14)	Represents 110,278 shares of common stock underlying stock options exercisable within 60 days of June 30, 2020.
(15)	Represents 66,111 shares of common stock underlying stock options exercisable within 60 days of June 30, 2020.
(16)	Dr. Isacoff, a member of our board of directors, is a member of LCP III, however, Dr. Isacoff does not have voting or dispositive power with respect to the shares held by LVP III.
(17)

Dr. Kumar, a member of our board of directors, is employed as a partner at Novo Ventures (US) Inc., which is wholly-owned by Novo. Dr. Kumar has no voting or dispositive power over the shares held by Novo and is not deemed to beneficially own such shares.

(18)	See footnotes 2, 7, and 11 through 18 above; also includes Kleem Chaudhary, Ph.D., James Wooldridge, M.D. and Jon Lieber, who are executive officers but not named executive officers.

Description of Capital Stock

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation, which will be effective upon the completion of this offering, and our amended and restated bylaws, which will be effective on the date of the effectiveness of the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will occur immediately prior to the completion of this offering. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

General

Upon completion of this offering, our authorized capital stock will consist of 300,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share, all of which shares of preferred stock will be undesignated.

As of June 30, 2020, 11,129,679 shares of our common stock and 54,972,284 shares of convertible preferred stock were outstanding and held by 35 stockholders of record. This amount does not take into account the conversion of all outstanding shares of our convertible preferred stock into common stock upon the completion of this offering.

Common stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding convertible preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding convertible preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred stock

Upon the completion of this offering, all outstanding shares of our convertible preferred stock will be converted into shares of our common stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of convertible preferred stock will be outstanding, and we have no present plan to issue any shares of convertible preferred stock.

Options

As of June 30, 2020, options to purchase 8,023,378 shares of our common stock were outstanding pursuant to the 2015 Plan, of which 2,784,730 were vested and exercisable as of that date.

Registration rights

Upon the completion of this offering, the holders of                  shares of our common stock, including those issuable upon the conversion of convertible preferred stock, will be entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of an amended and restated investors’ rights agreement between us and holders of our convertible preferred stock. The amended and restated investors’ rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand registration rights

Beginning 180 days after the effective date of this registration statement, the holders of                  shares of our common stock, including those issuable upon the conversion of convertible preferred stock upon completion of this offering, are entitled to demand registration rights. Under the terms of the amended and restated investors’ rights agreement, we will be required, upon the written request of a majority of the holders of convertible preferred stock, to file a registration statement and use best efforts to effect the registration of all or a portion of these shares for public resale at an aggregate price of at least $5.0 million. We are required to effect only two registrations pursuant to this provision of the amended and restated investors’ rights agreement.

Short-Form registration rights

Pursuant to the amended and restated investors’ rights agreement, if we are eligible to file a registration statement on Form S-3, upon the written request of at least 10% of these holders to sell registrable securities at an aggregate price of at least $1.0 million, we will be required to use best efforts to effect a registration of such shares. We are required to effect only two registrations in any twelve-month period pursuant to this provision of the investors’ rights agreement. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback registration rights

Pursuant to the amended and restated investors’ rights agreement, if we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions contained in the amended and restated investors’ rights agreement, we and the underwriters may terminate or withdraw any registration initiated before the effective date of such registration in our sole discretion.

Indemnification

Our amended and restated investors’ rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of registration rights

The demand registration rights and short form registration rights granted under the investors’ rights agreement will terminate on the fifth anniversary of the completion of this offering or at such time after this offering when the holders’ shares may be sold without restriction pursuant to Rule 144 within a three-month period.

Expenses

Ordinarily, other than underwriting discounts and commissions, we are generally required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration and filing fees, printing expenses, fees and disbursements of our counsel, reasonable fees and disbursements of a counsel for the selling security holders and blue-sky fees and expenses.

Anti-Takeover effects of our certificate of incorporation and bylaws and Delaware law

Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies

Our certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 66 2/3% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of two-thirds of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No written consent of stockholders

Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of stockholders

Our certificate of incorporation and bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements

Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to certificate of incorporation and bylaws

Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and certificate of incorporation must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than 66 2/3% of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment.

Undesignated preferred stock

Our certificate of incorporation provides for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware general corporation law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

•

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Choice of forum

Pursuant to our amended and restated bylaws that will become effective upon the completion of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation and our amended and restated bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or by-laws or (v) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein, or the Delaware Forum Provision. The Delaware Exclusive Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternate forum, the United Stated District Court for the District of Massachusetts shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision, as our principal office is located in Cambridge, Massachusetts. These forum provisions may impose additional costs on stockholders, may limit our stockholders’ ability to bring a claim in a forum they find favorable, and the designated courts may reach different judgments or results than other courts. In addition, there is uncertainty as to whether the Federal Forum Provision will be enforced, which may impose additional costs on us and stockholders.

Stock exchange listing

We have applied to list of our common stock on The Nasdaq Global Market under the proposed trading symbol “CMPI.”

Transfer agent and registrar

The transfer agent and registrar for our common stock will be Broadridge Corporate Issuer Solutions, Inc.

Limitations of liability and indemnification matters

For a discussion of liability and indemnification, see “Executive Compensation.”

Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our commons stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of June 30, 2020, upon the completion of this offering,                  shares of our common stock will be outstanding, assuming the issuance of                  shares offered by us in this offering, no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding stock options or warrants. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below, and restricted shares of common stock are subject to time-based vesting terms. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144 under the Securities Act. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, summarized below.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, or the Exchange Act, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares then outstanding, which will equal approximately                  shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of June 30, 2020; or

•	the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up agreements

We, our directors and executive officers and holders of substantially all of our common stock have signed lock-up agreements that prevent us and them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of BofA Securities Inc., Jefferies LLC and BMO Capital Markets Corp., subject to certain exceptions. BofA Securities Inc., Jefferies LLC and BMO Capital Markets Corp. may waive these restrictions with respect to some or all of the subject securities in their sole discretion. See “Underwriting” appearing elsewhere in this prospectus for more information.

Rule 10b5-1 trading plans

Following the completion of this offering, certain of our officers, directors and significant stockholders may adopt written plans, known as Rule 10b5-1 trading plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis to diversify their assets and investments. Under these 10b5-1 trading plans, a broker may execute trades pursuant to parameters established by the officer, director or stockholder when entering into the plan, without further direction from such officer, director or stockholder. Such sales would not commence until the expiration of the applicable lock-up agreements entered into by such officer, director or stockholder in connection with this offering.

Registration rights

Upon completion of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock—Registration Rights” appearing elsewhere in this prospectus for more information.

Equity incentive plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. As of the date of this prospectus, we estimate that such registration statement on Form S-8 will cover approximately                  shares.

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders of Common Stock

The following discussion is a summary of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a nonresident alien individual;

•

a corporation or other organization taxable as a corporation for U.S. federal income tax purposes that is created or organized in or under laws other than the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is not subject to U.S. federal income tax on a net income basis; or

•

a trust the income of which is not subject to U.S. federal income tax on a net income basis and that (1) is not subject to the primary supervision of a court within the United States or over which no U.S. persons have authority to control all substantial decisions and (2) has not made an election to be treated as a U.S. person.

This discussion does not address the tax treatment of partnerships or other entities or arrangements that are treated as pass-through entities for U.S. federal income tax purposes or persons that hold their common stock through partnerships or other pass-through entities. A partner in a partnership or an investor in any other pass-through entity that will hold our common stock should consult his, her or its tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described herein. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code, which is generally property held for investment.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any U.S. state, local or non-U.S. tax considerations, the alternative minimum tax, the Medicare contribution tax on net investment income, the rules regarding qualified small business stock within the meaning of Section 1202 of the Code, or any other aspect of any U.S. federal tax other than income taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt or governmental organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	regulated investment companies;

•	pension plans;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	“qualified foreign pension funds,” or entities wholly owned by a “qualified foreign pension fund”;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to the common stock being taken into account in an applicable financial statement under Section 451(b) of the Code;

•	persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

Distributions on our common stock

Distributions, if any, on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on sale or other taxable disposition of our common stock.” Any such distributions will also be subject to the discussions below under the sections titled “Backup withholding and information reporting” and “Withholding and information reporting requirements—FATCA.”

Subject to the discussion in the following two paragraphs in this section, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or a reduced rate specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a reduced rate specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or a successor form), as applicable, to the applicable withholding agent and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS.

Gain on sale or other taxable disposition of our common stock

Subject to the discussions below under “Backup withholding and information reporting” and “Withholding and information reporting requirements—FATCA,” a non-U.S. holder generally will not be subject to any U.S. federal income or withholding tax on any gain realized upon such holder’s sale or other taxable disposition of shares of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on our common stock” also may apply;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

we are, or have been, at any time during the five-year period preceding such sale or other taxable disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” as described below, unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable U.S. Treasury regulations, equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Backup withholding and information reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a “United States person” (as defined in Section 7701(a)(30) of the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “Distributions on our common stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.

Withholding and information reporting requirements—FATCA

Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a U.S. federal withholding tax at a rate of 30% on payments of dividends on, or, subject to the discussion of certain proposed U.S. Treasury regulations below, gross proceeds from the sale or other disposition of, our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. However, the U.S. Treasury released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. Taxpayers (including withholding agents) may generally rely on the proposed regulations until final regulations are issued. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

Underwriting

BofA Securities, Inc., Jefferies LLC and BMO Capital Markets Corp. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
Jefferies LLC
BMO Capital Markets Corp.
BTIG LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $                 and are payable by us.

Option to purchase additional shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                  additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No sales of similar securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of the underwriting agreement without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	request or demand that we file or make a confidential submission of a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

We have applied to have our shares listed on the Nasdaq Global Market under the symbol “CMPI.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price stabilization, short positions and penalty bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the                 , in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom, each a Relevant State, no Shares have been offered or will be offered pursuant to the Global Offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a.	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the Global Coordinator for any such offer; or

c.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State (other than a Relevant State where there is a Permitted Public Offer) who initially acquires any Shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the Managers that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any Shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the Managers has been obtained to each such proposed offer or resale.

The Company, the Managers and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

References to the Prospectus Regulation includes, in relation to the UK, the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, the Financial Promotion Order, (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the Securities were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Securities, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(a)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

In connection with Section 309B of the SFA and the Capital Markets Products, or the CMP, Regulations 2018, the Securities are prescribed capital markets products (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in Monetary Authority of Singapore Notice SFA 04-N12: Notice on the Sale of Investment Products and Monetary Authority of Singapore Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1)

of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the securities is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Legal Matters

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP. Certain legal matters related to this offering will be passed upon for the underwriters by Latham & Watkins LLP.

Experts

The financial statements of Checkmate Pharmaceuticals, Inc. as of December 31, 2018 and 2019, and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2019 financial statements contains an explanatory paragraph that states that the Company’s recurring losses and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 (File Number 333-                ) under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the completion of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov. We also maintain a website at www.checkmatepharma.com and upon completion of the offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Checkmate Pharmaceuticals, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Checkmate Pharmaceuticals, Inc. (the Company) as of December 31, 2018 and 2019, the related statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2019.

Boston, Massachusetts

May 13, 2020

CHECKMATE PHARMACEUTICALS, INC.

BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
	2018	2019
Assets
Current Assets:
Cash and cash equivalents	$12,059	$4,185
Restricted cash	20	20
Prepaid expenses and other current assets	415	921

Total current assets	12,494	5,126

Total assets	$12,494	$5,126

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current Liabilities:
Accounts payable	$1,628	$2,234
Accrued expenses	1,694	3,100
Series B preferred stock tranche right liability	—	300

Total current liabilities	3,322	5,634

Total liabilities	3,322	5,634
Commitments and Contingencies (Note 10)
Series A redeemable convertible preferred stock, $0.0001 par value, 25,000,000 shares authorized, issued and outstanding. (liquidation preference of $32,482 as of December 31, 2019)	30,482	32,482
Series B redeemable convertible preferred stock, $0.0001 par value, 22,594,491 and 29,972,284 shares authorized as of December 31, 2018 and 2019; 17,522,259 and 26,283,386 issued and outstanding as of December 31, 2018 and 2019; (liquidation preference of $64,446 as of December 31, 2019)	41,491	64,446

Stockholders’ Deficit:
Common stock, $0.0001 par value; 69,000,000 and 76,000,000 shares authorized as of December 31, 2018 and 2019; 10,547,387 and 11,129,679 shares issued as of December 31, 2018 and 2019; 10,430,348 and 11,129,679 shares outstanding as of December 31, 2018 and 2019	1	1
Additional paid-in capital	—	—
Accumulated deficit	(62,802)	(97,437)

Total stockholders’ deficit	(62,801)	(97,436)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$12,494	$5,126

The accompanying notes are an integral part of these financial statements.

CHECKMATE PHARMACEUTICALS, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	Year Ended December 31,
	2018	2019
Operating expenses:
Research and development	$18,174	$24,254
General and administrative	2,820	4,635

Total operating expenses	20,994	28,889

Loss from operations	(20,994)	(28,889)

Other income:
Interest income	180	197
Change in fair value of series B preferred stock tranche right liability	—	400

Total other income	180	597

Net loss and comprehensive loss	$(20,814)	$(28,292)

Reconciliation of net loss attributable to common stockholders:
Net loss	$(20,814)	$(28,292)
Accretion of series B preferred stock tranche right liability	—	(700)
Accretion of issuance costs on redeemable convertible preferred stock	(74)	(97)
Accrued dividends on redeemable convertible preferred stock	(4,237)	(5,955)

Net loss attributable to common stockholders	$(25,125)	$(35,044)

Weighted-average common shares outstanding—basic and diluted	10,354,413	10,843,659

Net loss per share attributable to common stockholders—basic and diluted	$(2.43)	$(3.23)

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(0.43)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)		65,348,285

The accompanying notes are an integral part of these financial statements.

CHECKMATE PHARMACEUTICALS, INC.

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share and per share amounts)

	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at January 1, 2018	25,000,000	$28,482	12,450,027	$28,254	10,254,675	$1	$—	$(37,827)	$(37,826)
Issuance of series B redeemable convertible preferred stock at $2.1687 per share, net of issuance costs of $74	—	—	5,072,232	10,926	—	—	—	—	—
Accretion of issuance costs related to redeemable convertible preferred stock	—	—	—	74	—	—	—	(74)	(74)
Vesting of restricted stock awards	—	—	—	—	175,673	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	150	—	150
Accrued dividends on redeemable convertible preferred stock	—	2,000	—	2,237	—	—	(150)	(4,087)	(4,237)
Net loss	—	—	—	—	—	—	—	(20,814)	(20,814)

Balances at December 31, 2018	25,000,000	30,482	17,522,259	41,491	10,430,348	1	—	(62,802)	(62,801)

Issuance of series B redeemable convertible preferred stock at $2.1687 per share and series B initial tranche right, net of issuance costs of $97	—	—	8,761,127	18,203	—	—	—	—	—
Accretion of series B preferred stock tranche right liability	—	—	—	700	—	—	—	(700)	(700)
Accretion of issuance costs related to redeemable convertible preferred stock	—	—	—	97	—	—	—	(97)	(97)
Exercise of stock options	—	—	—	—	582,292	—	74	—	74
Vesting of restricted stock awards	—	—	—	—	117,039	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	335	—	335
Accrued dividends on redeemable convertible preferred stock	—	2,000	—	3,955	—	—	(409)	(5,546)	(5,955)
Net loss	—	—	—	—	—	—	—	(28,292)	(28,292)

Balances at December 31, 2019	25,000,000	$32,482	26,283,386	$64,446	11,129,679	$1	$—	$(97,437)	$(97,436)

The accompanying notes are an integral part of these financial statements.

CHECKMATE PHARMACEUTICALS, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2018	2019
Cash flows from operating activities
Net loss	$(20,814)	$(28,292)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	150	335
Change in fair value of series B preferred stock tranche right liability	—	(400)
Change in operating assets and liabilities:
Prepaid expenses and other current assets	149	(506)
Accounts payable	118	606
Accrued expenses	(24)	1,406

Net cash used in operating activities	(20,421)	(26,851)

Cash flows from financing activities
Cash received from stock option exercise	—	74
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	10,926	18,903

Net cash provided by financing activities	10,926	18,977

Net decrease in cash, cash equivalents and restricted cash	(9,495)	(7,874)
Cash, cash equivalents and restricted cash at beginning of year	21,574	12,079

Cash, cash equivalents and restricted cash at end of year	$12,079	$4,205

Supplemental disclosure of non-cash financing activities:
Accretion of issuance costs to redeemable convertible preferred stock	$74	$97
Accretion of series B preferred stock tranche right liability	$—	$700
Accrued dividends on redeemable convertible preferred stock	$4,237	$5,955

The accompanying notes are an integral part of these financial statements.

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

1 – NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of Business

Checkmate Pharmaceuticals, Inc. (“Checkmate” or the “Company”), headquartered in Cambridge, Massachusetts, is a clinical stage biotechnology company incorporated under the laws of the State of Delaware in July 2015 that is focused on developing and commercializing its proprietary technology to harness the power of the immune system to combat cancer. Since its inception, the Company has devoted substantially all of its efforts to research and development activities, including recruiting management and technical staff, raising capital, producing materials for non-clinical and clinical studies and building infrastructure to support such activities, and has not yet generated any revenue. Expenses have primarily been for research and development and related administrative costs. The Company has financed its operations through the issuance of common and redeemable convertible preferred stock.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, the outcome of clinical trials, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, ability to secure additional capital to fund operations, and risks associated with the COVID-19 global pandemic, including potential delays associated with the Company’s ongoing and anticipated trials. There can be no assurance that the Company will be able to successfully complete the development of, or receive regulatory approval for, any products developed, and if approved, that any products will be commercially viable. Any products resulting from the Company’s current research and development efforts will require significant additional research and development, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts will require significant amounts of additional capital, adequate personnel, infrastructure and extensive compliance reporting capabilities. The Company has not generated any revenues from the sale of any products to date. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

Basis of Presentation

The accompanying financial statements are prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

2 – GOING CONCERN

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Through December 31, 2019, the Company has funded its operations primarily with proceeds from the sale of redeemable convertible preferred stock. The Company has incurred recurring losses and negative cash flows from operations since its inception, including net losses of $20.8 million and $28.3 million for the years ended December 31, 2018 and 2019, respectively. In addition, the Company had an accumulated deficit of $97.4 million as of December 31, 2019. The Company expects to continue to generate operating losses for the foreseeable future.

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

As of the issuance date of these financial statements, the Company expects its cash and cash equivalents of $4.2 million as of December 31, 2019, together with the proceeds of $8.0 million from the issuance of Series B redeemable convertible preferred stock in January 2020 and $10.0 million from the issuance of convertible promissory notes in April 2020, will be sufficient to fund its operating expenses and capital expenditure requirements into the third quarter of 2020. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations.

The Company is seeking to complete an initial public offering (“IPO”) of its common stock. In the event the Company does not complete an IPO, and even after the completion of an IPO, the Company expects to seek additional funding through equity financings, debt financings or other capital sources, including collaborations with other companies, government contracts or other strategic transactions. The Company may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.

If the Company is unable to obtain funding, the Company will be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

As a result, the Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and that contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company bases estimates and assumptions on historical experience when available and on various factors that management believes to be reasonable under the circumstances. Significant estimates relied upon in preparing the accompanying financial statements include, but are not limited to the fair value of common stock used in the determination of stock-based compensation expense, the valuation of derivative liabilities and the accrual of research and development expenses. The Company assesses these estimates on an ongoing basis; however, actual results could differ materially from those estimates. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. The impact of changes in estimates are recorded in the period in which they become known.

Comprehensive Loss

For the year presented, total comprehensive loss equals net loss.

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

Foreign Currency Transaction Gains or Losses

Transactions denominated in foreign currencies are recorded in U.S. dollars on the date of those transactions. Adjustments arising from foreign currency transactions between the purchase and the settlement dates are reflected in the statement of operations and comprehensive loss as a component of operating expenses.

Segment Information

The Company manages its operations as a single operating segment for the purposes of assessing performance and making operating decisions. As of December 31, 2018 and 2019, all of the Company’s long-lived assets were domiciled in the United States.

Cash Equivalents

The Company considers all highly liquid investments purchased with remaining maturities of three months or less on the purchase date to be cash equivalents. The Company’s cash equivalents at December 31, 2018 and 2019 were $11.9 million and $4.0 million, respectively, and include money market accounts that are actively traded and are recorded at fair value (Level 1 input).

Restricted Cash

As of December 31, 2018 and 2019, the Company maintained a restricted cash balance of $20 thousand relating to a corporate credit card account in a money market account with the carrying value reflecting its fair value (Level 1 input).

Redeemable Convertible Preferred Stock

The Company issued Series A redeemable convertible preferred stock (“Series A”) and Series B redeemable convertible preferred stock (“Series B”) under their respective stock purchase agreements. Series A and Series B are hereinafter collectively referred to as “preferred stock”. Series A and Series B are classified as temporary equity and are initially recorded at their original issuance price, net of issuance costs, initial tranche right liability and the intrinsic value of beneficial conversion feature, if any. The Company recognizes changes in the redemption value of preferred stock as they occur and accretes the carrying amount of preferred stock to its redemption value at the end of each reporting period. These increases are recorded as charges against retained earnings, if any, and then to additional paid-in capital. Then, in the absence of additional paid-in capital, the accretion is charged to the accumulated deficit.

A beneficial conversion feature arises when the fair value of the Company’s common stock on the commitment date is greater than the effective preferred stock conversion price. A beneficial conversion feature is recorded at its intrinsic value as a component of additional paid-in capital and is not remeasured in subsequent periods. To date, the Company has not recognized any beneficial conversion feature in connection with its preferred stock.

Preferred Stock Tranche Right Liability

The Company classifies preferred stock tranche rights as a liability on its balance sheet as each preferred stock tranche right is a freestanding financial instrument that may require the Company to transfer assets upon the achievement of specified milestone events. The Company records a preferred stock tranche right liability

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

initially at fair value upon the date of issuance of a preferred stock tranche right and subsequently remeasures to fair value at each reporting date. Changes in the fair value of a preferred stock tranche right liability are recognized as a component of other income (expense) in the statement of operations and comprehensive loss. Changes in the fair value of a preferred stock tranche right liability will continue to be recognized until the respective preferred stock tranche right is settled upon its expiration or the achievement of the specified milestone events occur.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s series B preferred stock tranche right liability is carried at fair value, determined according to Level 3 inputs in the fair value hierarchy described above.

The carrying values of the Company’s cash, cash equivalents, restricted cash and other current assets and accounts payable and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities.

There were no transfers among the fair value hierarchy during the years ended December 31, 2018 and 2019.

Concentrations of Credit Risk and of Significant Suppliers

The Company has no significant off-balance sheet risk. Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, and restricted cash. The Company maintains deposits in accredited financial institutions in excess of federally insured limits. The Company deposits its cash in financial institutions that it believes have high credit quality and has not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

The Company is dependent on third-party manufacturers to supply the drug substance and drug product for its research and development activities. These activities could be adversely affected by a significant interruption in the supply of such drug substance and drug product.

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

Net Loss per Share Attributable to Common Stockholders

The Company follows the two-class method for computing net loss per share, as the Company has issued shares that meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings.

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period without consideration for potentially dilutive securities. Net loss attributable to common stockholders is allocated to each share on an as-converted basis as if all of the net loss for the period had been distributed. During periods in which the Company incurred a net loss, the Company does not allocate net loss to participating securities because they do not have a contractual obligation to share in the net loss of the Company.

The Company computes diluted net loss per common share after giving consideration to all potentially dilutive common equivalents, including preferred stock, common stock options, and unvested restricted stock awards outstanding during the period except where the effect of such non-participating securities would be antidilutive. Basic and diluted net loss per share attributable to common stockholders was the same for all periods presented as the inclusion of all potentially dilutive securities outstanding was anti-dilutive.

Research and Development

Research and development costs are expensed in the period incurred. Research and development costs include payroll and personnel expense; consulting costs; external contract research and development costs; raw materials; drug product manufacturing costs; and allocated overhead such as depreciation and amortization, rent and utilities. Advance payments for goods and services to be used in future research and development activities are recorded as prepaid expenses and are expensed over the service period as the services are provided or when the goods are consumed.

Clinical trial costs are a component of research and development expenses. The Company accrues and expenses clinical trial activities performed by third parties based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activation, and other information provided to the Company by its vendors.

Patent Costs

Costs to secure and maintain patents covering the Company’s technology and drug candidates are expensed as incurred and are classified as general and administrative expenses in the Company’s statement of operations and comprehensive loss.

Stock-Based Compensation

The Company measures all share-based awards granted based on the estimated fair value of the award on the date of grant and recognizes compensation expense for those awarded to employees and directors over the requisite service period, which is generally the vesting period of the respective award, and for those awarded to nonemployees over the period during which services are rendered by nonemployees until completed.

Forfeitures are accounted for as they occur. Generally, the Company issues awards with only service-based vesting conditions and records the expense for these awards using the straight-line method.

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

The Company classifies stock-based compensation expense in its statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll or service provider’s costs are classified.

The fair value of each restricted common stock award is estimated on the date of grant based on the fair value of the Company’s common stock on that same date. The fair value of each option grant is estimated on the date of grant using the Black Scholes option pricing model, which requires inputs based on certain assumptions, including the expected stock price volatility, the expected term of the award, the risk-free interest rate, and expected dividends.

As there is no public market for the Company’s common stock, the estimated fair value of common stock was determined by the Company’s board of directors as of the date of each option grant, with input from management, considering third-party valuations of its common stock as well as the Company’s board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant.

These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation. The Company also lacked company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain vanilla” options. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. There is no expected dividend yield since the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.

Income Taxes

The Company accounts for income taxes using the asset and liability approach. Deferred tax assets and liabilities represent future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities and for loss carryforwards using enacted tax rates expected to be in effect in the years in which the differences reverse. A valuation allowance is established to reduce deferred tax assets to the amounts expected to be realized. The Company also recognizes a tax benefit from uncertain tax positions only if it is “more likely than not” that the position is sustainable based on its technical merits. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for income taxes. To date, the Company has not incurred interest and penalties related to uncertain tax positions. Should such costs be incurred, they would be classified as a component of provision for income taxes.

Emerging Growth Company Status

The Company is an “emerging growth company,” (EGC) as defined in the Jumpstart Our Business Startups Act, (JOBS Act), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. The Company may take advantage of these exemptions until it is no longer an EGC under Section 107 of the JOBS Act and has elected to use the extended transition period for complying with new or revised accounting standards. As a result of this election, the Company’s financial statements may not be comparable to companies that comply with public company FASB standards’ effective dates. The Company may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of an offering or such earlier time that it is no longer an EGC.

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

Recently issued accounting pronouncements

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The ASU modifies, and in certain cases eliminates, the disclosure requirements on fair value measurements in Topic 820. The amendments in ASU No. 2018-13 are effective for the Company on January 1, 2020. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. The Company is currently assessing the impact that adopting this new accounting standard will have on its financial statements and footnote disclosures.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815) I. Accounting for Certain Financial Instruments with Down Round Features II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). Part I applies to entities that issue financial instruments such as warrants, convertible debt or convertible preferred stock that contain down-round features. Part II replaces the indefinite deferral for certain mandatorily redeemable noncontrolling interests and mandatorily redeemable financial instruments of nonpublic entities contained within ASC Topic 480 with a scope exception and does not impact the accounting for these mandatorily redeemable instruments. ASU 2017-11 is required to be adopted for annual periods beginning after December 15, 2019. This standard is effective for the Company on January 1, 2020. The Company is currently evaluating the impact of adopting this standard.

In June 2016, the FASB issued ASU 2016-13, “Credit Losses (Topic 326).” ASU 2016-13 requires that financial assets measured at amortized cost, such as trade receivables, be represented net of expected credit losses, which may be estimated based on relevant information such as historical experience, current conditions, and future expectation for each pool of similar financial asset. The new guidance requires enhanced disclosures related to trade receivables and associated credit losses. In May 2019, the FASB issued ASU No. 2019-13, “Financial Instruments—Credit Losses (Topic 326) Targeted Transition Relief,” which allows for a transition election on certain instruments. The guidance is effective for Small Reporting Companies for fiscal years beginning after December 15, 2022 and interim periods in those fiscal years. In November 2019, the FASB issued ASU No. 2019-11 which amends certain aspects of ASU No. 2019-13, including transition relief for trouble debt restructuring, among other topics. The Company is currently evaluating the impact of this pronouncement on its financial statements.

Unaudited Pro Forma Information

In the accompanying statements of operations and comprehensive loss, the unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2019 has been prepared to give effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock as if the Company’s proposed initial public offering had occurred on the later of January 1, 2019 or the issuance date of the redeemable convertible preferred stock.

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

4 – FAIR VALUE MEASUREMENT

The following tables set forth the fair value of the Company’s financial assets and liabilities by level within the fair value hierarchy that are measured at fair value on a recurring basis:

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	(dollars in thousands)
Assets:
Money market funds	$4,003	$—	$—	$4,003

Total assets	$4,003	$—	$—	$4,003

Liabilities:
Series B preferred stock tranche right liability	$—	$—	$300	$300

Total liabilities	$—	$—	$300	$300

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	(dollars in thousands)
Assets:
Money market funds	$11,869	$—	$—	$11,869

Total assets	$11,869	$—	$—	$11,869

VALUATION OF SERIES B PREFERRED STOCK TRANCHE RIGHT LIABILITY

The series B preferred stock tranche right liability in the table above is composed of the fair value of rights to purchase Series B. The fair value of the series B preferred stock tranche right liability was determined based on significant inputs not observable in the market, which represent a Level 3 measurement within the fair value hierarchy. The fair value of the preferred stock tranche right liability was determined using a binomial model, which considered as inputs the value of the Series B preferred stock, the expected return of the underlying Series B preferred stock during the period between the valuation date and the expected event date, the probability and timing of achieving the specified milestones as of each valuation date and a discount rate. The most significant assumption in the binomial model impacting the fair value of the series B preferred stock tranche right liability is the fair value of the Company’s Series B as of each measurement date. The Company determines the fair value per share of the underlying Series B by taking into consideration the most recent sales of its Series B, results obtained from third-party valuations and additional factors the Company deems relevant. As of December 31, 2019, the fair value of each share of series B was $2.20 per share. The following table provides a roll-forward of the aggregate fair value of the Company’s series B preferred stock tranche right liability, for which fair value is determined using Level 3 inputs:

Series B Preferred Stock Tranche Right Liability
(dollars in thousands)
Balance as of December 31, 2018	$—
Initial fair value of series B preferred stock tranche right liability	700
Change in fair value of series B preferred stock tranche right liability	(400)

Balance as of December 31, 2019	$300

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

5 – ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31,
	2018	2019
	(dollars in thousands)
Payroll and employee related expenses	$922	$1,051
External research and development	686	1,969
Other accrued expenses	86	80

Total accrued expenses	$1,694	$3,100

6 – REDEEMABLE CONVERTIBLE PREFERRED STOCK

As of each balance sheet date, the Preferred Stock consisted of the following:

	December 31, 2018
	Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
		(dollars in thousands)
Series A	25,000,000	$30,482	$30,482	25,000,000
Series B	17,522,259	$41,491	$41,491	17,522,259

	42,522,259	$71,973	$71,973	42,522,259

	December 31, 2019
	Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
		(dollars in thousands)
Series A	25,000,000	$32,482	$32,482	25,000,000
Series B	26,283,386	$64,446	$64,446	26,283,386

	51,283,386	$96,928	$96,928	51,283,386

Preferred stock is classified outside of stockholders’ deficit because the shares contain redemption features that are not solely within the control of the Company.

Series B Preferred Stock Financing

In June 2017, the Company entered into a Series B stock purchase agreement which provided for the issuance and sale of 12,450,027 Series B shares at a price of $2.16867 per share. In November 2018, Series B was amended (“Series B First Amendment”) and the Company issued an additional 5,072,232 shares of Series B at $2.16867 per share with a potential further issuance of 5,072,232 shares upon the achievement of specified milestone events or the waiver there of by the purchaser. The specified milestone event was met and an additional 5,072,232 shares were issued in March 2019 at $2.16867 per share. In August of 2019, Series B was amended (“Series B Second Amendment”) and the Company issued 3,688,895 Series B shares at $2.16867 with another 3,688,898 available for issuance after December 2, 2019 if approved by the Company’s Board of Directors.

The Series B First Amendment provided investors the right, or obligated investors, to participate in subsequent offerings of Series B preferred shares upon achievement of specified milestone events or the waiver

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

thereof by the purchasers. The Company concluded that the rights or obligations of investors to participate in the future issuance of Series B preferred shares met the definition of a freestanding financial instrument that was required to be recorded as a liability at fair value as (i) the instruments were legally detachable and separately exercisable from the Series B preferred shares and (ii) the rights required the Company to transfer assets upon future closings of the Series B preferred shares. The Company determined that the initial fair value of the Series B tranche right liability upon issuance in November 2018 and the change in fair values from November 2018 to December 31, 2018 and to the achievement of the milestone event in March 2019 was not material.

The Series B Second Amendment provided investors the right, or obligated investors, to participate in subsequent offerings of Series B preferred shares after December 2, 2019, if approved by the Company’s Board of Directors. The Company concluded that the rights or obligations of investors to participate in the future issuance of Series B preferred shares met the definition of a freestanding financial instrument that was required to be recorded as a liability at fair value as (i) the instruments were legally detachable and separately exercisable from the Series B preferred shares and (ii) the rights required the Company to transfer assets upon future closings of the Series B preferred shares. Upon the closings of Series B preferred shares in August 2019, the Company recorded a preferred share tranche right liability of $0.7 million and a corresponding reduction to the carrying value of the Series B preferred shares.

In addition, the conversion features were out of the money as of the commitment date as the effective conversion price of preferred shares was greater than the fair value of the underlying common share into which the preferred shares are convertible. As a result, no beneficial conversion feature was recorded.

The Company’s preferred stock has the following rights and preferences:

VOTING

Unless otherwise specified in the certificate of incorporation, preferred stockholders and common stockholders vote as a single class on an as-converted basis on certain significant actions, including board size, protective provisions, mergers, acquisition, liquidation, dissolution, winding up of business, deemed liquidation events, and changes in authorized shares. Common stockholders are not entitled to vote on matters affecting preferred stock.

OPTIONAL CONVERSION

Each share of preferred stock is convertible into the number of common stock shares at the preferred stockholders’ option at any time, to be determined by dividing the issuance price of $1.00 per share for Series A and $2.16867 per share for Series B, by the conversion price in effect at the time of conversion, which is currently $1.00 per share for Series A and $2.16867 per share for Series B.

MANDATORY CONVERSION

Shares of preferred stock are automatically converted into shares of common stock upon the earlier of (i) a qualified IPO, as defined in the Series B stock purchase agreement, or (ii) a vote to convert by a simple majority of Series A stockholders voting as a single class and at least 2/3 of Series B stockholders voting as a single class.

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

DIVIDENDS

Preferred stock accrues dividends on a cumulative basis at $0.08 per share per annum for Series A and $0.17349 per share per annum for Series B, to be calculated daily and is payable when and if declared by the Company’s Board of Directors. No dividends may be paid to common stockholders until all dividends to preferred stockholders are paid in full, except stock dividends paid to common stockholders. Cumulative dividends were as follows:

	Year ended December 31,
	2018	2019
	(dollars in thousands)
Series A	$5,482	$7,482
Series B	$3,491	$7,446

Through December 31, 2019, no dividends have been declared or paid by the Company.

LIQUIDATION PREFERENCE

Upon any voluntary or involuntary liquidation, dissolution or winding up of business, or a deemed liquidation event, preferred stockholders have liquidation preferences in priority to common stockholders at the preferred stock original issuance price per share plus any accrued but unpaid dividends, and any declared but unpaid dividends. If assets available for distribution are insufficient to satisfy the liquidation preference payable to preferred stockholders, assets available for distribution will be allocated among preferred stockholders ratably based on their shareholding. When preferred stockholders are satisfied in full, any remaining assets available for distribution will be allocated ratably among all outstanding capital stock based on the number of common stock held by each holder on an as-converted basis. If the aggregate amount to be received by preferred stockholders exceeds three times the preferred stock preference amount, as defined in the preferred stock purchase agreement, the preferred stockholders may elect to receive the greater of (i) three times the preference amount, or (ii) the amount the preferred stockholders would have received if their shares were converted into common shares immediately prior to the liquidation or deemed liquidation event.

REDEMPTION

Shares of preferred stock are redeemable at the option of the preferred stockholders at any time, on or after August 10, 2023, upon a majority vote of Series A stockholders voting as a single class and at least 2/3 vote of Series B stockholders voting as a single class. The redemption amounts are payable in three annual installments at a price per share equal to the preferred stock original issue price, plus any accrued but unpaid dividends and any declared but unpaid dividends.

7 – COMMON STOCK

The voting, dividend and liquidation rights of the common stockholders are subject to and qualified by the rights, powers and preferences of the preferred stock. The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders. Common stockholders are entitled to receive dividends declared out of funds legally available, subject to the payment in full of all preferential dividends to which the holders of preferred stock are entitled. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after the payment or provision for payment of all debts and liabilities of the Company and all preferential amounts to which the holders of preferred stock are entitled, if any, the common stockholders and preferred stockholders (on an as-converted basis) are entitled to share ratably in the remaining assets of the Company available for distribution.

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

The Company’s common stock available for future issuance as of December 31, 2019 is summarized as follows:

Common stock authorized	76,000,000
Common stock authorized, issued and outstanding	11,129,679
Common stock authorized and reserved for future issuance:
Common stock reserved for the conversion of Series A	25,000,000
Common stock reserved for the conversion of Series B	29,972,284
Common stock reserved for future exercises of stock option awards	8,023,378
Common stock reserved for future share based awards	1,281,205

Total common stock authorized and reserved for future issuance	75,406,546

Unreserved common stock available for future issuance	593,454

8 – STOCK-BASED COMPENSATION

Stock Options

In August 2015, the Company’s board of directors approved the Checkmate Pharmaceuticals, Inc. 2015 Stock Option and Grant Plan (the “Plan”) to encourage and enable the officers, employees, directors, consultants and other key persons to acquire a proprietary interest in the Company. The Plan provides for the granting of incentive stock options, non-statutory stock options and restricted stock awards as determined by the Board. Such awards generally vest over a four-year period. The maximum number of common stock reserved for issuance under the Plan is 10,972,938 shares. As of December 31, 2018 and 2019, a total of 3,401,438 and 1,281,205 shares of common stock are available for future grant.

The Company estimates the fair value of stock option awards on the grant date using the Black-Scholes option valuation model with the following weighted-average assumptions:

	Year Ended December 31,
	2018	2019
Risk-free interest rate	1.54%	1.47%
Expected term (in years)	4.09	5.75
Expected volatility	66.68%	61.49%
Dividend yield	—	—

The per share weighted average grant date fair value of stock options granted during the years ended December 31, 2018 and 2019 was $0.21 and $0.26, respectively. As of December 31, 2019, total unrecognized compensation expense related to stock options totaled $1.2 million, which is expected to be recognized over a weighted average period of 3.1 years.

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

The following table summarizes the activity under the Company’s stock option plan during the year ended December 31, 2019:

	Number of Options	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2018	6,485,437	$0.30	9.1	$350
Granted	2,287,941	$0.35
Forfeited	(167,708)	$0.14
Exercised	(582,292)	$0.13

Outstanding at December 31, 2019	8,023,378	$0.33	8.7	$906

Vested and expected to vest at December 31, 2019	8,023,378	$0.33	8.7	$906
Exercisable at December 31, 2019	2,385,224	$0.28	7.9	$381

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the options and the fair value of the Company’s common stock for those options that had exercise prices lower than the fair value of the Company’s common stock. The aggregate intrinsic value of options exercised during the year ended December 31, 2019 was $0.2 million. There were no options exercised in 2018.

As of December 31, 2019, there were 508,333 of unvested options held by non-employees.

Restricted Stock

The Company did not grant restricted stock during the year ended December 31, 2018 or 2019. The restricted stock generally vests ratably at the end of each month over four years. All restricted stock was fully vested as December 31, 2019.

A summary of the restricted stock activities is as follows:

	Shares	Weighted-Average Grant Date Fair Value
Unvested at December 31, 2018	117,039	$0.15
Vested	(117,039)	$0.15

Unvested at December 31, 2019	—

The total fair value of restricted stock that vested during the year ended December 31, 2019 was $41.

Stock-based Compensation Expense

Total stock-based compensation expense was classified in the accompanying statement of operations and comprehensive loss as follows:

	Year ended December 31,
	2018	2019
	(dollars in thousands)
Research and development	$117	$116
General and administrative	33	219

Total stock-based compensation expense	$150	$335

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

9 – INCOME TAXES

The Company accounts for income taxes under FASB Accounting Standards Codification 740 (“ASC 740”). Deferred income tax assets and liabilities are determined based upon differences between the enacted tax rates and laws that will be in effect when the differences are expected to reverse. For the year ended December 31, 2018 and 2019, the Company did not record a current or deferred income tax expense or benefit. The following table reconciles the federal statutory income rate to the Company’s effective income tax rate:

	Year Ended December 31,
	2018	2019
Tax at U.S. statutory rate	21.00%	21.00%
Changes from statutory rate:
State taxes, net of federal benefit	4.62%	7.51%
Permanent items	(0.01)%	(0.28)%
Research tax credits	(0.22)%	6.74%
Changes in enacted rates	0.10%	(0.01)%
Valuation allowance, net	(25.49)%	(34.96)%

Effective income tax rate	0.00%	0.00%

The components of the Company’s deferred tax assets are as follows:

	Year Ended December 31,
	2018	2019
	(dollars in thousands)
Net operating loss carryforwards	$13,121	$21,180
Research and development tax credits	2,854	4,355
Stock-based compensation expenses	77	170
Deferred rent and other expenses	5	243

Gross deferred tax assets	16,057	25,948
Valuation allowance	(16,057)	(25,948)

Deferred tax assets, net	$—	$—

The Company has weighed the positive and negative evidence to assess the recoverability of its deferred tax assets. Realization of future tax benefits is dependent on many factors, including the Company’s ability to generate taxable income. After this assessment, the Company determined it was more likely than not that the Company will not realize the benefit of its deferred tax assets. As a result, the Company has provided a full valuation allowance against its net deferred tax assets. The valuation allowance for deferred tax assets as of December 31, 2018 and 2019 was $16.0 million and $25.9 million, respectively. For the years ended December 31, 2018 and December 31, 2019, the Company recorded a net valuation increase of $6.6 million and $9.9 million, respectively, related to net operating losses and tax credits.

As of December 31 2019, the Company had gross U.S. federal net operating loss carryforwards of $80.7 million including $48.1 million that had an indefinite carryforward period and $32.6 million that were subject to expiration at various dates through 2037. The Company had state net operating loss carryforwards of $67.2 million which will expire in the years 2035 through 2039. As of December 31, 2019, the Company had U.S. and state research and development tax credit carryforwards of $4.8 million will begin to expire in 2031. The net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities.

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not determined whether an ownership change has occurred and as such, the Company’s net operating losses may be limited.

The Company files income tax returns in the United States and various states. As of December 31, 2019, there are currently no income tax audits in progress.

As of December 31, 2018 and 2019, the Company did not have any unrecognized tax benefits. Any future interest and penalties related to income tax matters would be recognized in the provision for income tax. As of December 31, 2018 and 2019, the Company did not have a balance of accrued interest and penalties related to uncertain tax positions.

All years prior to calendar 2017 are closed with the Internal Revenue Service and all years prior to 2016 are closed with various states.

10 – NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS AND UNAUDITED PRO FORMA NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

Net Loss per Share Attributable To Common Stockholders

Because the Company reports a net loss attributable to common stockholders, basic and diluted net loss per share attributable to common stockholders are the same for both years presented. All preferred stock, unvested restricted stock, and stock options have been excluded from the computation of diluted weighted-average shares outstanding because such securities would have an antidilutive impact. Basic and diluted net loss per share attributable to common stockholders was calculated as follows:

	Year Ended December 31,
	2018	2019
	(dollars in thousands)
Numerator
Net loss	$(20,814)	$(28,292)
Accretion of series B preferred stock tranche right liability	—	(700)
Accretion of issuance costs on redeemable convertible preferred stock	(74)	(97)
Accrued dividends on redeemable convertible preferred stock	(4,237)	(5,955)

Net loss attributable to common stockholders	$(25,125)	$(35,044)

Denominator:
Weighted-average common shares outstanding—basic and diluted	10,354,413	10,843,659

Net loss per share attributable to common stockholders—basic and diluted	$(2.43)	$(3.23)

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

The following common stock equivalents outstanding at December 31, 2018 and 2019 have been excluded from the calculation of diluted net loss per share because their inclusion would have been antidilutive:

	December 31,
	2018	2019
Options to purchase common stock	6,485,437	8,023,378
Unvested restricted common stock	117,039	—
Redeemable convertible preferred stock	42,522,259	51,283,386

Unaudited Pro Forma Net Loss per Share Attributable to Common Stockholders

The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2019 gives effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock into common stock. The unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited basic and diluted pro forma net loss per share attributable to common stockholders does not include the effects of the accretion of redeemable convertible preferred stock and accrued dividends on redeemable convertible preferred stock, because it assumes that the conversion of redeemable convertible preferred stock into common stock had occurred on the later of January 1, 2019 or the issuance date of the redeemable convertible preferred stock.

The unaudited pro forma basic and diluted weighted average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2019 gives effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock as of December 31, 2019 into          shares of common stock as if the conversion had occurred on the later of January 1, 2019 or the issuance date of the redeemable convertible preferred stock.

Unaudited pro forma basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

Year Ended December 31, 2019 (dollars in thousands) (unaudited)
Numerator:
Net loss attributable to common stockholders	$(35,044)
Accretion of series B preferred stock initial tranche right liability	700
Accretion of issuance costs on redeemable convertible preferred stock	97
Accrued dividends on redeemable convertible preferred stock	5,955

Pro forma net loss attributable to common stockholders	$(28,292)

Denominator:
Weighted average common shares outstanding—basic and diluted	10,843,659
Pro forma adjustment to reflect assumed automatic conversion of redeemable convertible preferred shares	54,504,626

Pro forma weighted average common shares outstanding—basic and diluted	65,348,328

Pro forma net loss per share attributable to common shareholders—basic and diluted	$(0.43)

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

11 – COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company has a month-to-month lease agreement for its corporate space in Cambridge, Massachusetts. Rent expense is recognized as incurred. Rent expense for the years ended December 31, 2018 and 2019 was $0.2 million and $0.4 million, respectively.

Clinical Trial Collaboration and Supply Agreement

On August 22, 2018, the Company entered into the Clinical Trial Collaboration and Supply Agreement (“CTCSA Agreement”) with an affiliate of Merck KgaA (“Merck”) and Pfizer Inc. (“Pfizer”) (Merck and Pfizer together are referred to herein as the “Alliance”). Pursuant to the CTCSA, the Company, and the Alliance will each provide compound drug product that will be dosed concurrently or in combination in a clinical trial sponsored by Pfizer. This agreement was amended on March 4, 2019. In addition to providing a compound drug product to be used in the clinical trial, the Company will reimburse Pfizer for each patient dosed in the study using the Company’s compound at a specified rate outlined in the CTCSA Agreement. In no event will the amount of costs due by the Company to Pfizer exceed $4.0 million over the term of the CTCSA Agreement.

The costs of services performed and material used in connection with the research and development activities of the CTCSA Agreement, including reimbursements due to Pfizer, are included in research and development costs and expensed as incurred. Expenses incurred relating to the Pfizer reimbursement totaled $0.5 million during the year ended December 31, 2019. No expenses were incurred during the year ended December 31, 2018.

License Agreement

In June 2015, the Company entered into an exclusive license agreement with Cytos Biotechnology LTD (now Kuros Biosciences AG or Kuros) as amended in August 2017 and as further amended in January 2018 (the Kuros License Agreement). Pursuant to the Kuros License Agreement, in return for payments made, the Company was granted an exclusive, royalty-bearing, sublicensable, worldwide license, under all of Kuros’s intellectual property rights, including any intellectual property rights arising during the term of the agreement, to commercially develop, manufacture, use, distribute, and sell certain therapeutic products, including CMP-001, (the Licensed Products) for the diagnosis, treatment and prevention of all indications in humans and animals. Under the terms of the Kuros License Agreement, the Company is required to use commercially reasonable efforts to develop at least one Licensed Product. Under the Kuros License Agreement, the Company agreed to make milestone payments to Kuros for each product that achieves certain development and regulatory milestones, including milestone payments of up to $56.0 million for the Company’s current oncology programs. Included in this total are potential milestones of $2.0 million at the initiation of a Phase 2 trial for CMP-001 and $4.0 million at the initiation of a Phase 3 trial for CMP-001. The Company is also required to pay royalties on sales of future products, if any.

As of December 31, 2019, the Company has incurred and paid license fees and milestone payments totaling $2.3 million pursuant to the Kuros License Agreement. These payments are comprised of a license fee of $1.0 million which was recognized in research and development expense in 2015, a $1.0 million milestone payment in connection with the dosing of the first patient in the first Phase 1 clinical trial which was recognized in research and development expense in 2016 and a $0.3 million license amendment fee in connection with the signing of the second amendment to the license agreement which was recognized in research and development expense in 2018.

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

Other Contingencies

During the ordinary course of its operations, the Company may become a party to contractual disputes, litigation, and potential claims. The Company does not believe that the resolution of any of these matters, if any, will have a material adverse effect on its financial position or results of operations.

12 – DEFINED CONTRIBUTION PLAN

The Company maintains a defined contribution plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan covers all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. The 401(k) Plan provides for matching contributions on a portion of participant contributions pursuant to the 401(k) Plan’s matching formula. The Company contributed $0.1 million to the 401(k) Plan for the years ended December 31, 2018 and 2019.

13 – SUBSEQUENT EVENTS

Sale of Series B Preferred Stock

In January 2020, the Company issued 3,688,898 shares of Series B for gross proceeds of $8.0 million, pursuant to the Series B Second Amendment.

COVID-19 Outbreak

In March 2020 the World Health Organization declared the global novel coronavirus disease 2019 (COVID-19) outbreak a pandemic. As of May 13, 2020, the Company’s operations have not been significantly impacted by the COVID-19 outbreak. However, the Company cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition and operations, including ongoing and planned clinical trials and the Company’s ability to raise additional capital to finance its operations.

Issuance of Convertible Notes

In April 2020, the Company issued an aggregate amount of $10.0 million in convertible promissory notes (“Bridge Notes”). The Bridge Notes bear interest at a rate of 8% per annum with accrued interest due at maturity. Unless otherwise converted or repaid the Bridge Notes will be due and payable on demand of the holders of at least 68% of the Bridge Notes at any time on or after April 21, 2021 (the “Maturity Date”); provided that the Maturity Date may be extended for all the Bridge Notes in the sole discretion of the holders of at least 68% of the Bridge Notes. The Bridge Notes and any accrued but unpaid interest are automatically convertible on or before the Maturity Date in the event of an equity financing of at least $50.0 million (a “Qualified Financing”) into the securities issued in such a financing at a sliding conversion price ranging from 90% to 70% depending on the date of the Qualified Financing ranging from within three months to more than six months, respectively.

If a Qualified Financing is not consummated prior to the Maturity Date, then, at any time on or after the Maturity Date, at the election of the holders of at least 68% of the Bridge Notes, the outstanding principal balance and any unpaid accrued interest will be converted into shares of Series B at a conversion price per share equal to $2.16867 (as adjusted for any stock splits or the like on the outstanding shares of Series B).

In the event that the Company consummates any sale of the Company prior to the conversion or repayment in full of the Bridge Notes, the Company shall pay the holders of the Bridge Notes three times the aggregate amount of principal and interest then outstanding under the Bridge Notes.

CHECKMATE PHARMACEUTICALS, INC.

CONDENSED BALANCE SHEETS

(In thousands, except share and per share amounts)

(Unaudited)

	December 31,	March 31,	Pro Forma March 31,
	2019	2020	2020
Assets
Current Assets:
Cash and cash equivalents	$4,185	$3,908	$88,483
Restricted cash	20	20	20
Prepaid expenses and other current assets	921	1,101	1,101

Total current assets	5,126	5,029	79,604

Total assets	$5,126	$5,029	$79,604

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current Liabilities:
Accounts payable	$2,234	$2,244	$2,244
Accrued expenses	3,100	2,720	2,720
Series B preferred stock tranche right liability	300	—	—

Total current liabilities	5,634	4,964	4,964

Total liabilities	5,634	4,964	4,964
Commitments and Contingencies (Note 10)
Series A redeemable convertible preferred stock, $0.0001 par value, 25,000,000 shares authorized, issued and outstanding as of December 31, 2019 and March 31, 2020; and 0 pro forma shares issued and outstanding as of March 31, 2020; (liquidation preference of $32,980 as of March 31, 2020)	32,482	32,980	—
Series B redeemable convertible preferred stock, $0.0001 par value, 29,972,284 shares authorized as of December 31, 2019 and March 31, 2020; 26,283,386 and 29,972,284 issued and outstanding as of December 31, 2019 and March 31, 2020, respectively; and 0 pro forma shares issued and outstanding as of March 31, 2020; (liquidation preference of $73,718 as of March 31, 2020)	64,446	74,018	—
Stockholders’ Deficit:
Common stock, $0.0001 par value; 76,000,000 shares authorized as of December 31, 2019 and March 31, 2020; 11,129,679 shares issued and outstanding as of December 31, 2019 and March 31, 2020; and 122,899,229 pro forma shares issued and outstanding as of March 31, 2020	1	1	12
Additional paid-in capital	—	—	191,562
Accumulated deficit	(97,437)	(106,934)	(106,934)

Total stockholders’ deficit	(97,436)	(106,933)	84,640

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$5,126	$5,029	$89,604

The accompanying notes are an integral part of these condensed financial statements.

CHECKMATE PHARMACEUTICALS, INC.

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2019	2020
Operating expenses:
Research and development	$6,199	$6,313
General and administrative	1,050	1,510

Total operating expenses	7,249	7,823

Loss from operations	(7,249)	(7,823)

Other income:
Interest income	56	22
Total other income	56	22

Net loss and comprehensive loss	$(7,193)	$(7,801)

Reconciliation of net loss attributable to common stockholders:
Net loss	$(7,193)	$(7,801)
Accretion of issuance costs on redeemable convertible preferred stock	(18)	(27)
Accrued dividends on redeemable convertible preferred stock	(1,252)	(1,770)

Net loss attributable to common stockholders	$(8,463)	$(9,598)

Weighted-average common shares outstanding—basic and diluted	10,465,568	11,129,679

Net loss per share attributable to common stockholders—basic and diluted	$(0.81)	$(0.86)

Pro forma net loss per share attributable to common stockholders—basic and diluted		$(0.11)

Pro forma weighted-average common shares outstanding—basic and diluted		69,183,735

The accompanying notes are an integral part of these condensed financial statements.

CHECKMATE PHARMACEUTICALS, INC.

CONDENSED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share and per share amounts)

(Unaudited)

	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2018	25,000,000	$30,482	17,522,259	$41,491	10,430,348	$1	$—	$(62,802)	$(62,801)
Issuance of series B redeemable convertible preferred stock at $2.1687 per share, net of issuance costs of $18	—	—	5,072,232	10,982	—	—	—	—	—
Accretion of issuance costs related to redeemable convertible preferred stock	—	—	—	18	—	—	—	(18)	(18)
Vesting of restricted stock awards	—	—	—	—	38,421				—
Stock-based compensation expense	—	—	—	—	—	—	79	—	79
Accrued dividends on redeemable convertible preferred stock	—	493	—	759	—	—	(79)	(1,173)	(1,252)
Net loss	—	—	—	—	—	—	—	(7,193)	(7,193)

Balances at March 31, 2019	25,000,000	$30,975	22,594,491	$53,250	10,468,769	$1	$—	$(71,186)	$(71,185)

Balances at December 31, 2019	25,000,000	$32,482	26,283,386	$64,446	11,129,679	$1	$—	$(97,437)	$(97,436)
Issuance of series B redeemable convertible preferred stock at $2.1687 per share, net of issuance costs of $27	—	—	3,688,898	7,973	—	—	—	—	—
Exercise of series B preferred stock tranche right	—	—	—	300	—	—	—	—	—
Accretion of issuance costs related to redeemable convertible preferred stock	—	—	—	27	—	—	—	(27)	(27)
Stock-based compensation expense	—	—	—	—	—	—	101	—	101
Accrued dividends on redeemable convertible preferred stock	—	498	—	1,272	—	—	(101)	(1,669)	(1,770)
Net loss	—	—	—	—	—	—	—	(7,801)	(7,801)

Balances at March 31, 2020	25,000,000	$32,980	29,972,284	$74,018	11,129,679	$1	$—	$(106,934)	$(106,933)

The accompanying notes are an integral part of these condensed financial statements.

CHECKMATE PHARMACEUTICALS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2019	2020
Cash flows from operating activities
Net loss	$(7,193)	$(7,801)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	79	101
Change in operating assets and liabilities:
Prepaid expenses and other current assets	(2)	(180)
Accounts payable	(605)	10
Accrued expenses	(106)	(380)

Net cash used in operating activities	(7,827)	(8,250)

Cash flows from financing activities
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	10,982	7,973

Net cash provided by financing activities	10,982	7,973

Net increase (decrease) in cash, cash equivalents and restricted cash	3,155	(277)
Cash, cash equivalents and restricted cash at beginning of period	12,079	4,205

Cash, cash equivalents and restricted cash at end of period	$15,234	$3,928

Supplemental disclosure of non-cash financing activities:
Accretion of issuance costs to redeemable convertible preferred stock	$18	$27
Exercise of series B preferred stock tranche right	$—	$300
Accrued dividends on redeemable convertible preferred stock	$1,252	$1,770

The accompanying notes are an integral part of these condensed financial statements.

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

1 – NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of Business

Checkmate Pharmaceuticals, Inc. (“Checkmate” or the “Company”), headquartered in Cambridge, Massachusetts, is a clinical stage biotechnology company incorporated under the laws of the State of Delaware in July 2015 that is focused on developing and commercializing its proprietary technology to harness the power of the immune system to combat cancer. Since its inception, the Company has devoted substantially all of its efforts to the research and development activities, including recruiting management and technical staff, raising capital, producing materials for non-clinical and clinical studies and building infrastructure to support such activities, and has not yet generated any revenue. Expenses have primarily been for research and development and related administrative costs. The Company has financed its operations through the issuance of common and redeemable convertible preferred stock.

Risks and Uncertainties

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, the outcome of clinical trials, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, ability to secure additional capital to fund operations, and risks associated with the COVID-19 global pandemic, including potential delays associated with our ongoing and anticipated trials and the Company’s ability to raise additional capital to finance its operations. There can be no assurance that the Company will be able to successfully complete the development of, or receive regulatory approval for, any products developed, and if approved, that any products will be commercially viable. Any products resulting from the Company’s current research and development efforts will require significant additional research and development, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts will require significant amounts of additional capital, adequate personnel, infrastructure and extensive compliance reporting capabilities. The Company has not generated any revenues from the sale of any products to date. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

As of May 13, 2020, the issuance date of our audited financial statements for the year ended December 31, 2019, the Company concluded that there was substantial doubt about its ability to continue as a going concern for one year after the date that those financial statements were issued. Subsequent to the issuance of those financial statements, the Company received gross proceeds of $75 million from the issuance of Series C redeemable convertible preferred stock in June 2020 (see Note 11). Accordingly, as of the issuance date of these condensed financial statements, the Company expects its cash and cash equivalents of $3.9 million as of March 31, 2020, together with the proceeds of $10.0 million from the issuance of convertible promissory notes in April 2020, and $75 million from the issuance of Series C redeemable convertible preferred stock in June 2020 will be sufficient to fund its operating expenses and capital expenditure requirements for at least 12 months beyond the date of issuance of these condensed financial statements. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations.

The Company is seeking to complete an initial public offering (“IPO”) of its common stock. In the event the Company does not complete an IPO, and even after the completion of an IPO, the Company expects to seek additional funding through equity financings, debt financings or other capital sources, including collaborations with other companies, government contracts or other strategic transactions. The Company may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

If the Company is unable to obtain funding, the Company will be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

Basis of Presentation

The accompanying interim condensed balance sheet as of March 31, 2020, the condensed statements of operations and comprehensive loss for the three months ended March 31, 2019 and 2020, the condensed statements of redeemable convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2019 and 2020, the condensed statements of cash flows for the three months ended March 31, 2019 and 2020, and the related interim disclosures are unaudited. In management’s opinion, the accompanying unaudited condensed financial statements have been prepared in accordance with U.S. GAAP for interim financial information. These unaudited condensed financial statements include all adjustments necessary, consisting of only normal recurring adjustments, to fairly state the financial position and the results of the Company’s operations and cash flows for interim periods in accordance with U.S. GAAP. Interim period results are not necessarily indicative of results of operations or cash flows for a full year or any subsequent interim period. The accompanying condensed financial statements should be read in conjunction with the Company’s audited financial statements and notes.

2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are described in Note 3, Summary of Significant Accounting Policies, to the financial statements for the year ended December 31, 2019. There have been no material changes to the significant accounting policies during the three-month period ended March 31, 2020.

Recently adopted accounting pronouncements

In December 2019, the Financing Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 includes several provisions to simplify the accounting for income taxes and removes certain exceptions for recognizing deferred taxes for investments, performing intra period allocation and calculating income taxes in interim periods. For public entities, the guidance is effective for annual reporting periods beginning after December 15, 2020 and for interim periods within those fiscal years. For nonpublic entities and emerging growth companies that choose to take advantage of the extended transition period, the guidance is effective for annual reporting periods beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted for all entities. The Company early adopted ASU 2019-12 prospectively effective January 1, 2020 and the adoption did not have any impact on the Company’s condensed financial statements.

In November 2018, the FASB ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606. This update clarifies the interaction between Topic 808, Collaborative Arrangements, and Topic 606, Revenue from Contracts with Customers. The guidance is required to be applied retrospectively to the date of initial application of Topic 606 and entities should recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings of the later of the earliest annual period presented and the annual period that includes the date of the entity’s initial application of Topic 606. The Company early adopted ASU 2018-18 effective January 1, 2020 and the adoption did not have any impact on the Company’s condensed financial statements and related disclosures.

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The ASU modifies, and in certain cases eliminates, the disclosure requirements on fair value measurements in Topic 820. The amendments in ASU No. 2018-13 are effective for the Company on January 1, 2020. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. The Company adopted ASU 2018-13 effective January 1, 2020 and the adoption did not have any impact on the Company’s condensed financial statements and related disclosures.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815) I. Accounting for Certain Financial Instruments with Down Round Features II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). Part I applies to entities that issue financial instruments such as warrants, convertible debt or convertible preferred stock that contain down-round features. Part II replaces the indefinite deferral for certain mandatorily redeemable noncontrolling interests and mandatorily redeemable financial instruments of nonpublic entities contained within ASC Topic 480 with a scope exception and does not impact the accounting for these mandatorily redeemable instruments. ASU 2017-11 is required to be adopted for annual periods beginning after December 15, 2019. The Company adopted ASU 2017-11 during the three months ended March 31, 2020 and the adoption of ASU 2017-11 did not have any impact on the Company’s condensed financial statements and related disclosures.

Unaudited Pro Forma Information

The accompanying unaudited pro forma condensed balance sheet has been prepared to give effect, upon the closing of a qualified IPO, to the automatic conversion of all outstanding redeemable convertible preferred stock as of March 31, 2020 into shares of common stock. In addition, the unaudited pro forma balance sheet gives effect to (i) the issuance of $10.0 million of convertible promissory notes in April 2020, (ii) the issuance of 46,828,167 shares of our Series C redeemable convertible preferred stock in June 2020, (iii) the conversion of the convertible promissory notes issued in April 2020 and related accrued interest into 6,295,756 shares of Series C redeemable convertible preferred stock in June 2020, (iv) the automatic conversion of the Series C shares of redeemable convertible preferred stock into shares of common stock upon the closing of the proposed initial public offering, and (v) the future issuance of 3,673,343 additional shares of common stock issuable upon the conversion of the Series B redeemable convertible preferred stock, in satisfaction of anti-dilution rights associated with the June 2020 sale of Series C redeemable convertible preferred stock. See Note 11 for further discussion of subsequent events reflected in the unaudited pro forma information.

In the accompanying condensed statements of operations and comprehensive loss, the unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the three months ended March 31, 2020 has been prepared to give effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock as if the Company’s proposed initial public offering had occurred on the later of January 1, 2020 or the issuance date of the redeemable convertible preferred stock. The unaudited pro forma basic and diluted weighted average common shares outstanding calculation does not take into effect the pro forma adjustments listed above that took place subsequent to March 31, 2020.

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

3 – FAIR VALUE MEASUREMENT

The following tables set forth the fair value of the Company’s financial assets and liabilities by level within the fair value hierarchy that are measured at fair value on a recurring basis:

	March 31, 2020
	Level 1	Level 2	Level 3	Total
	(dollars in thousands)
Assets:
Money market funds	$3,682	$—	$—	$3,682

Total assets	$3,682	$—	$—	$3,682

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	(dollars in thousands)
Assets:
Money market funds	$4,003	$—	$—	$4,003

Total assets	$4,003	$—	$—	$4,003

Liabilities:
Series B preferred stock tranche right liability	$—	$—	$300	$300

Total liabilities	$—	$—	$300	$300

VALUATION OF SERIES B PREFERRED STOCK TRANCHE RIGHT LIABILITY

The series B preferred stock tranche right liability in the table above is composed of the fair value of rights to purchase series B redeemable convertible preferred stock (“Series B”). The fair value of the series B preferred stock tranche right liability was determined based on significant inputs not observable in the market, which represent a Level 3 measurement within the fair value hierarchy. The fair value of the preferred stock tranche right liability was determined using a binomial model, which considered as inputs the value of the Series B, the expected return of the underlying Series B during the period between the valuation date and the expected event date, the probability and timing of achieving the specified milestones as of each valuation date and a discount rate. The most significant assumption in the binomial model impacting the fair value of the series B preferred stock tranche right liability is the fair value of the Company’s Series B as of each measurement date. The Company determines the fair value per share of the underlying Series B by taking into consideration the most recent sales of its Series B, results obtained from third-party valuations and additional factors the Company deems relevant. At December 31, 2019, the fair value of each share of Series B was $2.20 per share. The series B preferred stock tranche right was exercised on January 14, 2020. The change in fair value of the series B preferred stock tranche right liability from December 31, 2019 to January 14, 2020 was not material.

The following table provides a roll-forward of the aggregate fair value of the Company’s series B preferred stock tranche right liability, for which fair value is determined using Level 3 inputs:

Series B Preferred Stock Tranche Right Liability
(dollars in thousands)
Balance as of December 31, 2019	$300
Exercise of series B preferred stock tranche right	(300)

Balance as of March 31, 2020	$—

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

4 – ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31,	March 31,
	2019	2020
	(dollars in thousands)
Payroll and employee related expenses	$1,051	$616
External research and development	1,969	2,033
Other accrued expenses	80	71

Total accrued expenses	$3,100	$2,720

5 – REDEEMABLE CONVERTIBLE PREFERRED STOCK

As of each balance sheet date, the Preferred Stock consisted of the following:

	December 31, 2019
	Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
		(dollars in thousands)
Series A	25,000,000	$32,482	$32,482	25,000,000
Series B	26,283,386	$64,446	$64,446	26,283,386

	51,283,386	$96,928	$96,928	51,283,386

	March 31, 2020
	Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
		(dollars in thousands)
Series A	25,000,000	$32,980	$32,980	25,000,000
Series B	29,972,284	$74,018	$73,718	29,972,284

	54,972,284	$106,998	$106,698	54,972,284

Preferred stock is classified outside of stockholders’ deficit because the shares contain redemption features that are not solely within the control of the Company.

Series B Preferred Stock Financing

In January 2020, the Company issued 3,688,898 of Series B at a price of $2.16867 per share, resulting in net proceeds received of $8.0 million. The rights and preferences of the Series B issued in January 2020 are identical to Series B issued in prior periods. As a result of the issuance, the fair value of the associated outstanding series B tranche right liability of $0.3 million was reclassified to Series B.

DIVIDENDS

Preferred stock accrues dividends on a cumulative basis at $0.08 per share per annum for Series A and $0.17349 per share per annum for Series B, to be calculated daily and is payable when and if declared by the Company’s Board of Directors. No dividends may be paid to common stockholders until all dividends to

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

preferred stockholders are paid in full, except stock dividends paid to common stockholders. Cumulative dividends were as follows:

	December 31,	March 31,
	2019	2020
	(dollars in thousands)
Series A	$7,482	$7,980
Series B	$7,446	$8,718

Through March 31, 2020, no dividends have been declared or paid by the Company.

6 – COMMON STOCK

The voting, dividend and liquidation rights of the common stockholders are subject to and qualified by the rights, powers and preferences of the preferred stock. The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders. Common stockholders are entitled to receive dividends declared out of funds legally available, subject to the payment in full of all preferential dividends to which the holders of preferred stock are entitled. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after the payment or provision for payment of all debts and liabilities of the Company and all preferential amounts to which the holders of preferred stock are entitled, if any, the common stockholders and preferred stockholders (on an as-converted basis) are entitled to share ratably in the remaining assets of the Company available for distribution.

The Company’s common stock available for future issuance as of March 31, 2020 is summarized as follows:

Common stock authorized	76,000,000
Common stock authorized, issued and outstanding	11,129,679
Common stock authorized and reserved for future issuance:
Common stock reserved for the conversion of Series A	25,000,000
Common stock reserved for the conversion of Series B	29,972,284
Common stock reserved for future exercises of stock option awards	8,023,378
Common stock reserved for future share based awards	1,281,205

Total common stock authorized and reserved for future issuance	75,406,546

Unreserved common stock available for future issuance	593,454

7 – STOCK-BASED COMPENSATION

Stock Options

In August 2015, the Company’s board of directors approved the Checkmate Pharmaceuticals, Inc. 2015 Stock Option and Grant Plan (the “Plan”) to encourage and enable the officers, employees, directors, consultants and other key persons to acquire a proprietary interest in the Company. The Plan provides for the granting of incentive stock options, non-statutory stock options and restricted stock awards as determined by the Board. Such awards generally vest over a four-year period. The maximum number of common stock reserved for issuance under the Plan is 10,972,938 shares. As of March 31, 2020, a total of 1,281,205 shares of common stock are available for future grant.

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

The Company estimates the fair value of stock option awards on the grant date using the Black-Scholes option valuation model with the following weighted-average assumptions:

	Three Months Ended March 31,
	2019	2020
Risk-free interest rate	1.30%	N/A
Expected term (in years)	5.75	N/A
Expected volatility	70.00%	N/A
Dividend yield	—	N/A

The per share weighted average grant date fair value of stock options granted during the three months ended March 31, 2019 was $0.21. There were no stock options granted during the three months ended March 31, 2020. As of March 31, 2020, total unrecognized compensation expense related to stock options totaled $1.0 million, which is expected to be recognized over a weighted average period of 2.9 years.

The following table summarizes the activity under the Company’s stock option plan during the three months ended March 31, 2020:

	Number of Options	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2019	8,023,378	$0.33	8.7	$906
Granted	—	$—
Forfeited	—	$—
Exercised	—	$—

Outstanding at March 31, 2020	8,023,378	$0.33	8.5	$906

Vested and expected to vest at March 31, 2020	8,023,378	$0.33	8.5	$906
Exercisable at March 31, 2020	2,784,730	$0.29	7.7	$408

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the options and the fair value of the Company’s common stock for those options that had exercise prices lower than the fair value of the Company’s common stock. There were no options exercised during the three months ended March 31, 2020.

Restricted Stock

The Company did not grant restricted stock during the three months ended March 31, 2020. All previously granted restricted stock was fully vested as of December 31, 2019.

Stock-based Compensation Expense

Total stock-based compensation expense was classified in the accompanying condensed statement of operations and comprehensive loss as follows:

	Three Months Ended March 31,
	2019	2020
	(dollars in thousands)
Research and development	$25	$40
General and administrative	54	61

Total stock-based compensation expense	$79	$101

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

8 – INCOME TAXES

The Company incurred net operating losses and recorded a full valuation allowance against net deferred assets for all periods presented. Accordingly the Company has not recorded a provision for federal income taxes.

9 – NET LOSS PER SHARE

Net Loss per Share Attributable To Common Stockholders

Because the Company reports a net loss attributable to common stockholders, basic and diluted net loss per share attributable to common stockholders are the same for both years presented. All preferred stock, unvested restricted stock, and stock options have been excluded from the computation of diluted weighted-average shares outstanding because such securities would have an antidilutive impact. Basic and diluted net loss per share attributable to common stockholders was calculated as follows:

	Three Months Ended March 31,
	2019	2020
	(dollars in thousands, except ahare and per share amounts)
Numerator
Net loss	$(7,193)	$(7,801)
Accretion of issuance costs on redeemable convertible preferred stock	(18)	(27)
Accrued dividends on redeemable convertible preferred stock	(1,252)	(1,770)

Net loss attributable to common stockholders	$(8,463)	$(9,598)

Denominator:
Weighted-average common shares outstanding—basic and diluted	10,465,568	11,129,679

Net loss per share attributable to common stockholders—basic and diluted	$(0.81)	$(0.86)

The following common stock equivalents outstanding at March 31, 2019 and 2020 have been excluded from the calculation of diluted net loss per share because their inclusion would have been antidilutive:

	March 31,
	2019	2020
Options to purchase common stock	6,487,729	8,023,378
Unvested restricted common stock	78,618	—
Redeemable convertible preferred stock	51,283,386	54,972,284

Unaudited Pro Forma Net Loss per Share Attributable to Common Stockholders

The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the three months ended March 31, 2020 gives effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock into common stock. The unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited basic and diluted pro forma net loss per share attributable to common stockholders does not include the effects of the accretion of redeemable convertible

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

preferred stock and accrued dividends on redeemable convertible preferred stock, because it assumes that the conversion of redeemable convertible preferred stock into common stock had occurred on the later of January 1, 2020 or the issuance date of the redeemable convertible preferred stock.

The unaudited pro forma basic and diluted weighted average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the three months ended March 31, 2020 gives effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock as of March 31, 2020 into shares of common stock as if the conversion had occurred on the later of January 1, 2020 or the issuance date of the redeemable convertible preferred stock.

Unaudited pro forma basic and diluted net loss per share attributable to common stockholders was calculated as follows):

Three Months Ended March 31, 2020
(dollars in thousands, except ahare and per share amounts)
Numerator
Net loss attributable to common stockholders	$(9,598)
Accretion of issuance costs on redeemable convertible preferred stock	27
Accrued dividends on redeemable convertible preferred stock	1,770

Pro forma net loss attributable to common stockholders	$(7,801)

Denominator:
Weighted-average common shares outstanding—basic and diluted	11,129,679
Pro forma adjustment to reflect assumed automatic conversion of redeemable convertible preferred shares	58,084,056

Pro forma weighted-average common shares outstanding—basic and diluted	69,183,735

Pro forma net loss per share attributable to common stockholders—basic and diluted	$(0.11)

10 – COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company has a month-to-month lease agreement for its corporate space in Cambridge, Massachusetts. Rent expense is recognized as incurred. Rent expense for the three months ended March 31, 2019 and 2020 was $0.1 million and $0.1 million, respectively.

Clinical Trial Collaboration and Supply Agreement

On August 22, 2018, the Company entered into the Clinical Trial Collaboration and Supply Agreement (“CTCSA Agreement”) with an affiliate of Merck KgaA (“Merck”) and Pfizer Inc. (“Pfizer”) (Merck and Pfizer together are referred to herein as the “Alliance”). Pursuant to the CTCSA, the Company, and the Alliance will each provide compound drug product that will be dosed concurrently or in combination in a clinical trial sponsored by Pfizer. This agreement was amended on March 4, 2019. In addition to providing a compound drug

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

product to be used in the clinical trial, the Company will reimburse Pfizer for each patient dosed in the study using the Company’s compound at a specified rate outlined in the CTCSA Agreement. In no event will the amount of costs due by the Company to Pfizer exceed $4.0 million over the term of the CTCSA Agreement.

The costs of services performed and material used in connection with the research and development activities of the CTCSA Agreement, including reimbursements due to Pfizer, are included in research and development costs and expensed as incurred. The company incurred no expense relating to the Pfizer reimbursement during the three months ended March 31, 2019 and $0.4 million during the three months ended March 31, 2020.

License Agreement

In June 2015, the Company entered into an exclusive license agreement with Cytos Biotechnology LTD (now Kuros Biosciences AG or Kuros) as amended in August 2017 and as further amended in January 2018 (the Kuros License Agreement). Pursuant to the Kuros License Agreement, in return for payments made, the Company was granted an exclusive, royalty-bearing, sublicensable, worldwide license, under all of Kuros’s intellectual property rights, including any intellectual property rights arising during the term of the agreement, to commercially develop, manufacture, use, distribute, and sell certain therapeutic products, including CMP-001, (the Licensed Products) for the diagnosis, treatment and prevention of all indications in humans and animals. Under the terms of the Kuros License Agreement, the Company is required to use commercially reasonable efforts to develop at least one Licensed Product. Under the Kuros License Agreement, the Company agreed to make milestone payments to Kuros for each product that achieves certain development and regulatory milestones, including milestone payments of up to $56.0 million for the Company’s current oncology programs. Included in this total are potential milestones of $2.0 million at the initiation of a Phase 2 trial for CMP-001 and $4.0 million at the initiation of a Phase 3 trial for CMP-001. Development and regulatory milestones are expensed to operations when they are deemed probable of being achieved. The Company is also required to pay royalties on sales of future products, if any.

As of March 31, 2019, the Company has incurred and paid license fees and milestone payments totaling $2.3 million pursuant to the Kuros License Agreement. These payments are comprised of a license fee of $1.0 million which was recognized in research and development expense in 2015, a $1.0 million milestone payment in connection with the dosing of the first patient in the first Phase 1 clinical trial which was recognized in research and development expense in 2016 and a $0.3 million license amendment fee in connection with the signing of the second amendment to the license agreement which was recognized in research and development expense in 2018. As of March 31, 2020, no other milestones were deemed probable of being achieved and, accordingly, no additional expense has been recognized.

Other Contingencies

During the ordinary course of its operations, the Company may become a party to contractual disputes, litigation, and potential claims. The Company does not believe that the resolution of any of these matters, if any, will have a material adverse effect on its financial position or results of operations.

11 – SUBSEQUENT EVENTS

Issuance of Convertible Notes

In April 2020, the Company issued an aggregate amount of $10.0 million in convertible promissory notes (“Bridge Notes”). The Bridge Notes bear interest at a rate of 8% per annum with accrued interest due at maturity.

CHECKMATE PHARMACEUTICALS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

Sale of Series C Convertible Preferred Stock and Conversion of Convertible Notes

In June 2020, the Company issued 46,828,167 shares of Series C convertible preferred stock, at a price of $1.6016 per share and received gross proceeds of approximately $75.0 million. In addition, in June 2020 the Bridge Notes and $83 thousand of accrued interest converted into 6,295,576 shares of Series C convertible preferred stock in connection with the sale of Series C convertible preferred stock. In connection with the Series C financing, the conversion price of the Series B was decreased from $2.16867 to $1.9319 such that the rate at which shares of Series B may be converted into shares of common stock was adjusted from 1:1 to 1.12256:1.

Through and including                 , 2020, (the 25th day after the date of this prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

         Shares

Common stock

PROSPECTUS

BofA Securities

Jefferies

BMO Capital Markets

BTIG

                    , 2020

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, FINRA filing fee and The Nasdaq Global Market listing fee.

Amount to be paid
SEC registration fee	$9,735
FINRA filing fee	$11,750
Nasdaq Global Market listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous	*

Total	*

*	To be provided by amendment.

Item 14. Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions in our certificate of incorporation to be in effect upon the completion of this offering and bylaws to be in effect upon the effectiveness of this registration statement that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our bylaws provide that:

•

we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•

we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with our executive officers. These agreements provide that we will indemnify each of our directors, our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or officer’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Securities Exchange Act of 1934.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

(a) Issuances of Capital Stock

In February 2017, certain investors purchased an aggregate amount of 5,000,000 shares of our Series A preferred stock for approximately $5,000,000 at $1.00 per share.

In June 2017, with subsequent offerings in November 2018, March 2019, August 2019 and January 2020, certain investors purchased an aggregate of 29,972,284 shares of our Series B preferred stock for approximately $64,999,993 at $2.17 per share.

In June 2020, we sold an aggregate of 46,828,167 shares of our Series C redeemable convertible preferred stock at a purchase price of $1.6016 per share for an aggregate amount of approximately $75.0 million. In connection with the June 2020 Series C financing, we issued an additional 6,295,756 shares of Series C redeemable convertible preferred stock in exchange for previously issued convertible notes with a face amount of $10.0 million and accrued interest of approximately $83 thousand.

In connection with the June 2020 Series C financing, the conversion price of the Series B was decreased from $2.16867 to $1.9319 such that the rate at which shares of Series B may be converted into shares of common stock was adjusted from 1:1 to 1.12256:1.

No underwriters were involved in the foregoing sales of securities. The sales of securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, as transactions by an issuer not involving a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the securities for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

(b) Grants and Exercises of Stock Options

We have granted stock options to purchase an aggregate of 8,780,670 shares of our common stock, net of forfeitures and cancellations with exercise prices ranging from $0.126 to $0.35 per share, to certain employees, directors and consultants pursuant to the 2015 Stock Incentive Plan. Through the date of filing, 582,292 shares of common stock have been issued upon the exercise of stock options pursuant to the 2015 Plan.

The issuances of the securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans. The shares of common stock issued upon the exercise of options are deemed to be restricted securities for purposes of the Securities Act.

Item 16. Exhibits and financial statement schedules.

(a)	Exhibits

Exhibit number	Description

1.1*	Form of Underwriting Agreement.

3.1	Third Amended and Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of Registrant, to be in effect prior to the completion of this offering.

3.3	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.4*	Form of Second Amended and Restated Bylaws of the Registrant, to be in effect prior to the completion of this offering.

4.1*	Specimen Common Stock Certificate.

4.2	Second Amended and Restated Investors’ Rights Agreement among the Registrant and certain of its stockholders, dated June 9, 2020.

5.1*	Opinion of Goodwin Procter LLP.

10.1#*	2015 Stock Option and Grant Plan, amendments thereto, and form of award agreements thereunder.

10.2#*	2020 Stock Option and Grant Plan, and form of award agreements thereunder.

10.3#*	2020 Employee Stock Purchase Plan.

Exhibit number	Description

10.4#*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.5#*	2020 Senior Executive Cash Bonus Plan.

10.6#*	Non-Employee Director Compensation Policy.

10.7†	License Agreement among the Registrant and Cytos Biotechnology Ltd, dated June 17, 2015.

10.8†	Amendment No. 1 to the License Agreement among Kuros Biosciences AG (formerly Cytos Biotechnology, LTD), dated August 15, 2017.

10.9†	Amendment No. 2 to the License Agreement among Kuros Biosciences AG (formerly Cytos Biotechnology, LTD), dated January 5, 2018.

10.10†	Master Services Agreement with Fujifilm among the Registrant and FujiFilm Diosynth Biotechnologies UK Limited, dated September 25, 2015.

10.11†	Clinical Trial Collaboration and Supply Agreement among the Registrant and Ares Trading S.A. and Pfizer, Inc., dated August 22, 2018.

10.12†	Amendment No. 1 to the Clinical Trial Collaboration and Supply Agreement among the Registrant and Ares Trading S.A. and Pfizer, Inc., dated March 4, 2019.

10.13	Cambridge Innovation Center Service Agreement, among the Registrant and CIC Innovation Communities, LLC, dated May 26, 2015.

10.14#	Employment Agreement between the Registrant and Barry Labinger, dated November 26, 2018.

10.15#	Employment Agreement between the Registrant and Kleem Chaudhary, dated October 14, 2019.

10.16#	Employment Agreement between the Registrant and Karen Brennan, dated June 13, 2017.

10.17#	Employment Agreement between the Registrant and Art Krieg, dated July 14, 2015.

10.18#	Executive Employment Agreement by and between the Registrant and James Wooldridge, dated September 19, 2019.

10.19#	Consulting Agreement between the Registrant and Danforth Advisors LLC, dated June 5, 2019.

21.1	List of Subsidiaries of the Registrant.

23.1	Consent of KPMG LLP, independent registered public accounting firm.

24.1	Power of Attorney (included on signature page to this registration statement).

*	To be filed by amendment.
#	Indicates a management contract or any compensatory plan, contract or arrangement.
†	Portions of this exhibit (indicated by asterisks) have been omitted in accordance with the rules of the Securities and Exchange Commission.

(b)	Financial Statements Schedules:

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a directors, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act, shall be deemed to be part of this registration statement as of the time it was declared effective.

(3)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4)

If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, State of Massachusetts, on the 17th day of July, 2020.

CHECKMATE PHARMACEUTICALS, INC.

By:	/s/ Barry Labinger
Name: Barry Labinger
Title: President, Chief Executive Officer and Director

Signatures and Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Barry Labinger and Kleem Chaudhary, Ph.D., and each of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended this registration statement has been signed by the following persons in the capacities indicated on the 17th day of July, 2020.

Name	Title

/s/ Barry Labinger Barry Labinger	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Kleem Chaudhary, Ph.D. Kleem Chaudhary, Ph.D.	Chief Business Officer (Principal Financial Officer)

/s/ Jon Lieber Jon Lieber	Interim Chief Financial Officer (Principal Accounting Officer)

/s/ Michael Powell, Ph.D. Michael Powell, Ph.D.	Director (Chairman)

/s/ Peter Colabuono Peter Colabuono	Director

/s/ Keith Flaherty, M.D. Keith Flaherty, M.D.	Director

/s/ Alan Fuhrman Alan Fuhrman	Director

Name	Title

/s/ Oren Isacoff, M.D. Oren Isacoff, M.D.	Director

/s/ Arthur M. Krieg, M.D. Arthur M. Krieg, M.D.	Director

/s/ Nilesh Kumar, Ph.D. Nilesh Kumar, Ph.D.	Director